5/20


05008906

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eisai Co., Ltd

*CURRENT ADDRESS


PROCESSED
JUN 14 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4015 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 6/13/05

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
ANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
May 16, 2005

On May 16, 2005, Eisai Co., Ltd. announced annual consolidated financial results for the fiscal year ended March 31, 2005.

- Date of the Board of Directors' Meeting for presentation of annual consolidated financial results: May 16, 2005
- These financial presentations were not prepared to conform with U.S. GAAP.
- Eisai Co., Ltd. is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, Director and President & CEO
- Inquiries should be directed to: Hiroyuki Mitsui, Vice President, Corporate Communications

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5085
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED ANNUAL FINANCIAL RESULTS (APRIL 1, 2004 – MARCH 31, 2005)

(1) RESULTS OF ANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2004- March 31, 2005	¥533,011 mil.	6.6%	¥86,807 mil.	4.5 %	¥ 89,087 mil.	6.8%
April 1, 2003- March 31, 2004	¥500,164 mil.	7.2%	¥83,061 mil.	9.5 %	¥ 83,382 mil.	9.5%

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
April 1, 2004- March 31, 2005	¥55,505 mil.	10.7%	¥193.39	¥193.34	12.6%	13.9%	16.7%
April 1, 2003- March 31, 2004	¥50,148 mil.	22.2%	¥172.11	¥172.11	12.4%	13.8%	16.7%

Notes:1. Equity in earnings of associated companies (accounted for by equity method):
- Fiscal year ended March 31, 2005: ¥25 mil.
- Fiscal year ended March 31, 2004: ¥31 mil.

2. Average Common Stock issued and outstanding:
- Fiscal year ended March 31, 2005: 287,006,807 shares
- Fiscal year ended March 31, 2004: 291,169,072 shares

3. There have been no changes in accounting methods used by Eisai Group consisting of Eisai Co., Ltd., consolidated subsidiaries and associated companies (hereinafter referred to as 'the Company') during the fiscal year period.
4. Percentage increase (decrease) compares periods ended March 31, 2005 and 2004.

(2) FINANCIAL POSITION

Year End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
March 31, 2005	¥662,711 mil.	¥459,607 mil.	69.4%	¥1,608.22
March 31, 2004	¥615,776 mil.	¥419,461 mil.	68.1%	¥1,457.47

Note: Common Stock issued and outstanding at the end of the fiscal period:
- Fiscal year ended March 31, 2005: 285,785,747 shares
- Fiscal year ended March 31, 2004: 287,777,270 shares

(3) CASH FLOW CONDITION

Year End	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
March 31, 2005	¥49,200 mil.	(¥37,531 mil.)	(¥16,743 mil.)	¥142,429 mil.
March 31, 2004	¥72,718 mil.	(¥27,256 mil.)	(¥21,357 mil.)	¥146,116 mil.

(4) NUMBER OF CONSOLIDATED SUBSIDIARIES, NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Consolidated subsidiaries: 38
- Non-consolidated subsidiaries: -
- Associated companies: 2

All figures less than 1,000,000 yen have been omitted.

(5) CHANGES IN NUMBER OF CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Number of newly consolidated subsidiaries: 5
- Number of companies omitted from consolidation: 1
- Number of companies to which equity method is newly applied: -
- Number of companies omitted from application of equity method: 1

2. CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2006

Period	Net Sales	Ordinary Income	Net Income
April 1, 2005-September 30, 2005	¥280,000 mil.	¥43,500 mil.	¥28,000 mil.
April 1, 2005-March 31, 2006	¥575,000 mil.	¥92,000 mil.	¥58,000 mil.

Note: Forecasted Annual Earnings per Share (EPS): ¥202.95

Assumptions associated with the above forecast are noted on page 23-24 of the Consolidated Subsidiaries Annual Financial Report Release.

The Group consists of Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company'), 38 consolidated subsidiaries and 2 associated companies accounted for by the Equity Method. The diagram below shows the principal operations and flows within the Group.

[Japan]
<Pharmaceuticals Segment>



* Sanko Junyaku Co., Ltd.
(Diagnostics Prod./Sales)
* Sannova Co., Ltd.
(Pharma Prod./Sales)
Products
* Elmed Eisai Co., Ltd.
(Pharma Sales)
* KAN Research Institute, Inc.
(Basic Research)
* Palma Bee'z Research Institute Co., Ltd
(Diagnostics Prod. Research)
‡ 1 other company
(Total 6 companies)

Products
Research
Research

EISAI CO., LTD.

[Overseas]
<Pharmaceuticals Segment>

North America



* Eisai Corporation of North America
(Holding Company)
* Eisai Research Institute of Boston, Inc.
(Basic Research)
* Eisai Inc. (Pharma Prod./Sales)
* Eisai Medical Research Inc.(Clinical Research)
(Total 4 companies)

Research
Bulk
Research

Europe



* Eisai Europe Ltd.
(European Regional Headquarters/Holding Com
* Eisai Ltd. (Pharma Sales/Clinical Development)
* Eisai GmbH (Pharma Sales)
* Eisai S.A.S. (Pharma Prod./Sales)
Products
* Eisai B.V. (Pharma Prod./Sales)
* Eisai London Research Laboratories, Ltd.
(Research)
*2 other company, ‡1 other company
(Total 9 companies)

Research
Bulk
Research

<Other Segment Areas>



* Eisai Food & Chemicals Co., Ltd.
(Food and Chemicals Sales)
* Eisai Distribution Co., Ltd.
(Distribution)
* Sunplanet Co., Ltd.
(Other Services)
* Clinical Supply Co., Ltd.
(Medical Devices Prod./Sales)
* Eisai Seikaken Co., Ltd.
(Agro-chemical Prod./Sales)
* Eisai Machinery Co., Ltd.
(Pharma Machinery Prod./Sales)
(Total 6 companies)

Products
Distribution Service
Other Services

Asia and Others



* P.T. Eisai Indonesia (Pharma Prod./Sales)
* Eisai (Thailand) Marketing Co., Ltd.
(Pharma Prod./Sales)
* Eisai Taiwan Inc. (Pharma Prod./Sales)
* Eisai China Inc. (Pharma Prod./Sales)
* Eisai Korea Inc. (Pharma Sales)
* 6 other companies
(Total 11 companies)

Products/ Bulk

<Other Segment Areas>

North America



* Eisai Machinery U.S.A., Inc.
(Pharma Prod. Machinery Sales)
* 1 other company
(Total 2 companies)

Europe



* Eisai Machinery GmbH
(Pharma Machinery Manufacture/Sales)
* 1 other company
(Total 2 companies)

Products

← Shows sales flow

Symbol Explanation:
* : Consolidated subsidiary (38 companies)
‡ : Associated company accounted for by the equity method (2 companies)

Affiliated Companies

(Consolidated Subsidiaries) (As of March 31, 2005)

Company Name	Location	Common Stock		Voting rights	Description of Operations	Relationship/Operations	Note
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	50.88%	Diagnostic product prod./sales	-	*2,3
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.97%	Pharmaceutical production/sales	(E) Pharmaceutical product purchase	*3
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
Eisai Food & Chemicals Co., Ltd.	Tokyo	¥100	million	100.00%	Food additives/chemicals sales	(E) Food/chemicals sales	*4,6
Eisai Machinery Co., Ltd.	Tokyo	¥100	million	100.00%	Pharma machinery production/sales	-	*9
KAN Research Institute, Inc.	Kyoto	¥70	million	100.00%	Basic research	(E) Basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distribution	
Sunplanet Co., Ltd.	Tokyo	¥455	million	85.12%	Administrative/catering/printing service, real estate management	(E) Purchase of admin./catering/ printing service, management of (E) real estate	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical devices production/sales	-	
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	¥50	million	75.44% (25.44%)	Diagnostic product research	(E) Diagnostic product research	*1
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical production/sales	-	
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	204,100	US$	100.00%	U.S. subsidiaries holding company	-	*3
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	90,300	US$	100.00% (100.00%)	Basic research/chemical process research	(E) Basic research/process research for clinical trial supply	*1,3
Eisai Inc.	New Jersey, USA	83,600	US$	100.00% (100.00%)	Pharmaceutical production/sales	(E) Pharmaceutical bulk sales	*1,3,13
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00% (100.00%)	Others	-	*1
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical clinical research	(E) Pharmaceutical clinical research	*1
Eisai Machinery U.S.A., Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical machinery sales	-	*1
Eisai Europe Ltd.	London, UK	47,060	UK£	100.00%	European regional headquarters (holding company)	-	*3,4
Eisai Ltd.	London, UK	15,548	UK£	100.00% (100.00%)	Pharmaceutical sales/clinical research	(E) Pharmaceutical clinical research	*1,10
Eisai London Research Laboratories, Ltd.	London, UK	12,000	UK£	100.00% (100.00%)	Basic research	(E) Basic research	*1,10
Eisai Pharma-Chem Europe Ltd.	London, UK	100	UK£	100.00%	Others	-	*12
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00% (100.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*1,10
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery production/sales	-	*1
Eisai S.A.S.	Paris, France	19,500	EUR	100.00% (100.00%)	Pharmaceutical production/sales	-	*1,10
Eisai B.V.	Amsterdam, Neth.	540	EUR	100.00% (100.00%)	Pharmaceutical production/sales	(E) Pharmaceutical bulk sales	*1,10
Eisai Farmaceutica, S.A.	Madrid, Spain	4,000	EUR	100.00% (100.00%)	Pharmaceutical sales promotion	-	*1,10
Eisai S.r.l.	Milan, Italy	3,500	EUR	100.00% (100.00%)	Pharmaceutical sales	-	*1,4
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	US$	100.00%	Pharmaceutical sales	(E) Pharmaceutical sales	*5
Eisai (Malaysia) Sdn. Bhd.	Petal. Jaya, Malaysia	470	M$	100.00% (5.74%)	Pharmaceutical sales	(E) Pharmaceutical sales	*1
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	*1,11
Eisai Taiwan Inc.	Taipei, Taiwan	250,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	

Wei-zai Co., Ltd.	Taipei, Taiwan	20,000	NT$	100.00%	Pharmaceutical sales	-	
Eisai China Inc.	Suzhou, China	254,983	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	*1
Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00% (10.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*1
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales	-	
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250	Peso	50.00% (1.45%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	*1,7,11
Eisai Pharmaceuticals India Private Ltd.	Mumbai, India	100,000	Rupee	100.00% (1.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	*1,4

(Associated Companies Accounted for by Equity Method) (As of March 31, 2005)

Company Name	Location	Common Stock (Unit: thousands)		Voting rights	Description of Operations	Relationship/Operations	Note
Bracco-Eisai Co., Ltd.	Tokyo	340,000	Yen	49.00%	Contrast media import/ production/sales	(E) Contrast media purchase	
Eisai-Novartis Verwaltungs GmbH	Nuremberg, FRG	25	Euro	50.00% (50.00%)	Prescription pharmaceuticals	-	*1,12

*(E) indicates Eisai Co., Ltd.

Notes: *1. Voting rights (%) ownership: Figures in parenthesis represent percentage indirectly owned by the Parent Company.
*2. The stock of Sanko Junyaku Co., Ltd. is traded in the over-the-counter market (JASDAQ).
*3. Specially designated subsidiary according to the stock exchange law.
*4. Newly established and consolidated subsidiary.
*5. Eisai Asia Regional Services Pte. Ltd. has changed its principal operations from pharmaceutical management and sales support to pharmaceutical sales from April 2004.
*6. Eisai Food & Chemicals Co., Ltd. is a wholly-owned subsidiary, which was newly incorporated by spinning off the Food Additives and Chemicals Division of the Parent Company in April 2004.
*7. Hi-Eisai Pharmaceutical Inc. was transformed from an associated company accounted for equity method into a consolidated subsidiary in July 2004 under the application of the "controlling entity" standard.
8. Dymec Co., Ltd. has completed the process of liquidation in September 2004.
*9. The Machinery Division was divested from the Parent Company and transferred to its consolidated subsidiary, Herusu Co., Ltd., in October 2004, whose corporate name was simultaneously changed to Eisai Machinery Co., Ltd.
*10. With the establishment of the European regional headquarters and holding company, Eisai Europe Ltd., in October 2004, the voting rights of the relevant subsidiary became indirectly owned by the Parent Company.
*11. The Parent Company does not have more than 50 percent ownership in Eisai (Thailand) Marketing Co., Ltd., and Hi-Eisai Pharmaceutical Inc., but they are considered as consolidated subsidiaries under the application of the "controlling entity" standard.
*12. Eisai Pharma-Chem Europe Ltd. and Eisai-Novartis Verwaltungs GmbH are in the process of liquidation.
*13. In the consolidated financial results for the period under review, the only subsidiary whose sales exceed 10 percent of consolidated sales is Eisai Inc. and its principal financial results are noted below.

Sales	¥215,200 mil.
Ordinary income	¥11,217 mil.
Net income	¥6,619 mil.
Shareholder's equity	¥30,564 mil.
Total assets	¥115,795 mil.

Wei-zai Co., Ltd. and Eisai Taiwan Inc., consolidated subsidiaries, were merged in April 2005. The surviving company is Eisai Taiwan Inc.

2. Management Policy

1. Basic policy of management

The Eisai Group (hereinafter referred to as 'the Company') positions its mission as "to give first thought to patients and their families and to increase the benefits healthcare provides." Consistent with this corporate philosophy, all Eisai Group members aspire to consistently exemplify a *'human health care* (*hhc*) company' which is capable of making a meaningful contribution under any healthcare system through meeting the diverse healthcare needs of patients and their families. We are committed to promoting Compliance with an eye to observing laws and ethical standards, and to striving to enhance corporate value while continuing our efforts to further expand the trustworthy relationship with a wide spectrum of stakeholders including customers, shareholders and local communities.

2. Issues facing the Company and management strategies

Business environment surrounding the pharmaceutical industry has been increasingly pressured, as represented by the accelerating healthcare cost-containment measures in Japan, the U.S. and Europe, the swelling research and development (R&D) expenditures, and the trend of industry reorganization. In addition, companies are faced with intensifying public calls for fulfillment of social responsibilities to ensure global environmental conservation and sustainability of society, as well as, their own business.

Under such circumstances, the Company has positioned creation of 'patient value,' 'shareholder value,' 'employee value' and the fulfillment of corporate social responsibilities as priorities of management for the enhancement of the corporate value. Management has been working to implement the following wide range of measures:

(1) Creation of 'patient value'

It is our firm belief that the mission of a pharmaceutical company lies in development of innovative drugs beneficial for patients in overcoming diseases and improving quality of life, consistent supply of high-quality products, and proper information provision for safe usage of drugs.

In the pursuit of fulfillment of our mission and higher efficiency, we have created a 'seamless value chain' system, whereby all the operations from R&D,

manufacturing, marketing to pharmacovigilance are conducted in-house, contributing to the creation of real value for patients with a key focus on providing greater benefits to patients.

a) Continuous creation of innovative drugs to satisfy medical needs

The Company concentrates management resources on R&D in three areas of focus – 'neurology,' 'gastroenterology,' and 'oncology and critical care.' In these areas, there are still a great number of patients around the world and many diseases with no established therapy. Through discovering innovative drugs of high efficacy, safety and cost-effectiveness, we aim to meet such unmet medical needs.

Management's focus on specific therapeutic areas also provides an opportunity to accumulate information beneficial to all efforts in the R&D stage through marketing in those areas, which helps us work with accuracy and speed to improve the likelihood of success in creating innovative drugs.

b) Stable supply of high-quality pharmaceutical products

The Company strives to establish a production system based upon in-house manufacturing capability in line with the idea of 'seamless value chain.' The manufacturing sector accelerates efforts aimed at improving efficiency through strict production and quality management system as well as information sharing and close collaboration between the R&D and marketing counterparts, leading to cost reduction and improvement of product quality. The Company is committed to providing stable supply of products to the global market with the flagship production bases deployed in Japan, the U.S. and Asia that are being supplemented and reinforced with backup systems, particularly for major global products, in addition to the advanced distribution networks.

c) Improvement of information provision

The Company is dedicated to proper information provision for healthcare professionals and patients to facilitate safe usage of its pharmaceutical products through endeavors to collect, analyze and evaluate latest product safety reports available in the world. The adequate buildup of medical representatives mainly in Japan, the U.S. and China is also promoted to help bolster such activities.

(2) Enhancement of 'shareholder value'

We believe that we can pursue our goals of sustained growth and returns to shareholders through creating 'patient value' in the support of shareholders who share that corporate vision. We shall engage in a constant effort to enhance 'shareholder value' through increasing transparency in our business activities in the course of active and fair disclosure of corporate information.

a) Sustainable growth through enhancing business foundation

The Company has already established its business centers in major regions in Japan, the U.S., Europe and Asia. In addition, the Company is currently pursuing new business opportunities in the markets of enlarged EU, China and India in prospect of their vast growth potential.

In every territory around the world, the Company is stepping up efforts for further growth of its leading products such as an Alzheimer's disease treatment, *Aricept,* and a proton pump inhibitor, *Pariet* (the U.S. brand name: *Aciphex*), while striving to ensure sustainable growth through aggressive strategic alliances and acquisition of products from others in the therapeutic areas of focus.

b) Basic policy on profit appropriation

Eisai has a basic profit distribution policy that puts priority on rewarding shareholders while taking earning retention into account.

Eisai is devoted to providing stable dividends based on the consolidated financial performance along with dividend on equity, with a medium-term target of 5 percent. Internal reserve fund shall be allocated to enrich R&D activities and reinforce business infrastructure with an eye to increasing corporate value.

(3) Creation of 'employee value'

With the recognition that "each employee is the Company's invaluable asset," Eisai has established personnel management policies that encourage employees' skills development, while taking each individual's strengths and wishes into account, and provides employees with a rewarding working environment.

a) Corporate vision sharing

Eisai Group members are united, working for the achievement of the corporate vision – "to give first thought to patients and their families and to increase the benefits healthcare provides" – that has been shared among employees in the course of various educational programs, training sessions and group activities. Management emphasizes the importance of such employees' common belief in the corporate vision. Employees who recognize that their daily business activities, from R&D, production, administration to sales and marketing, can lead to increase benefits to patients work with greater satisfaction toward the meaningful goal.

b) Employment and lifestyle stability

The Company provides employees with stable employment, enabling individuals to maintain their personal lifestyles with appropriate compensation levels that are rewarding to productivity. Meanwhile, in addition to ensuring sound management of the health insurance union to support employees and their families in leading healthy lifestyles, the Parent Company firmly maintains the corporate welfare pension fund which can allow employees to work with a sense of security for enjoyable lives after retirement.

c) Skills development

The Company has put various systems in place for employees to diversify career options and the programs that provide employees with opportunities for intersectional exchanges and extended education to enrich careers. In addition, an employee satisfaction survey and a self-report system, which allows employees to submit their requests for job assignment or career development, have been instituted.

(4) Fulfillment of corporate social responsibilities

Fulfilling corporate social responsibilities as well as ensuring transparency and fairness are priorities of the management, and it is dedicated to achieving them though the enhancement of internal control system and Compliance. The Company also demonstrates its attention to its corporate social responsibilities thorough environmental conservation and philanthropic activities.

a) Enhancement of internal control system

Recognizing a wide spectrum of possible risks in business activities, we are committed to developing a stronger internal control structure.

The officers and employees of every department will continue to actively engage in creating the more clarified decision-making procedures and strengthening the respective monitoring functions to control potential business risks so that the Company can further improve the effectiveness of internal control.

b) Promotion of Compliance

To deal with business Compliance issues, the Company has stipulated a Charter of Business Conduct as well as conduct guidelines and requires all officers and employees of their rigorous observance in their daily activities. Furthermore, the Company continues to improve the effectiveness of the Compliance program applied to the entire group though such measures as promoting the use of standing consultation services inside and outside the Company, conducting training sessions for both officers and employees along with Compliance risk-assessments and countermeasures against potential risks.

c) Environmental conservation

To ensure environmental conservation, Eisai has introduced environmental management systems in accordance with ISO14001 standards to its principal manufacturing facilities in Japan and continues efforts for upgrading and strengthening their environment-related controls. Other operating units and subsidiaries across the world also are striving to establish their own environmental management systems so that they can reduce the environmental burden generated from their operations by means of stricter control of greenhouse gas emission, promotion of energy and resource conservation as well as recycling and reduction in waste.

d) Philanthropy

In pursuit of its corporate vision, the Company is making a number of philanthropic contributions, notably in the healthcare field. Such contributions include sponsorship of an annual program to award healthcare professionals who have dedicated their lives to medical or care services under challenging environments and support to a number of educational programs to raise the awareness of Alzheimer's disease and support programs for elderly patients and caregivers to improve the quality of life of patient in many countries. Meanwhile, the Company, through its associated foundations, also has provided grant assistance to encourage natural science research and knowledge dissemination regarded to human diseases and their remedies, as well as to promote interdisciplinary healthcare study including medical economics and development of young researchers.

3. Corporate governance

(1) Basic policy

Being keenly aware of the significance of corporate governance in increasing enterprise value, Eisai has clearly separated the management supervisory functions from executive functions while reinforcing the respective responsibilities and authority.

Following an introduction of an executive officers system, the Parent Company has established a Corporate Governance Committee and has segregated the roles and responsibilities of Chairperson of the Board and President & CEO. In June 2004, the Parent Company made the transition to the "Company with Committees System."

(2) Status quo

a) Management organization and corporate governance system

[Management Organizational Structure]

The Board of Directors consists of eleven members, the majority of which are outside directors (6 out of 11). The Parent Company's Chairman, who has no executive power, assumes the post of the Chair of the Board.

The Nominating Committee and the Compensation Committee are composed entirely of 3 outside directors, respectively. Each has an eye to securing transparency and fairness in performing their duties of nominating directors or deciding their compensations. The Audit Committee, designed to enhance the auditing functions, is comprised of 3 outside directors who are experts in law, accounting or management, respectively, in addition to 2 directors who have a great deal of familiarity with overall business operations. The chairperson of the committee was appointed from among the outside directors.

Executive officers include 3 representative executive officers and 16 executive officers, out of whom President & CEO alone holds the concurrent post of director.

The Board of Directors Secretariat also has been established to function as secretariat of the Nominating Committee and the Compensation Committee.

[Internal Control System]

In accordance with the resolution of the Board, the Parent Company assigned the executive officers responsibility for storage and management of information, assessment and management of risks in each area from finance, law, environment to accidents and disasters. The Parent Company also designated the executive officers and dedicated divisions for internal control, Compliance or audit in each specialized area respectively. Under the given system, we are committed to ensuring more effective internal control.

[Audit System]

The Audit Committee and its appointed members are implementing auditing tasks with support from the 'Management Audit Department,' which is under the control of the Committee and dedicated to assisting the Committee members to carry out their duties. The standing Committee members and the Management Audit Department work in cooperation with the internal audit sections of other departments through regular meetings and routine exchanges of information gained by individual audits.

The Parent Company designated Deloitte Touche Tohmatsu as auditor. The auditor is obliged to regularly attend at the Audit Committee meetings to inform the Committee of the findings of audits.

[Executive Compensation]

The following tables show the amounts of compensation paid to directors, corporate auditors and executive officers during this fiscal year before and after the transition to the Company with Committees System:

i) Amounts of remuneration paid to directors and corporate auditors before the transition to the Committees System (from April 1, 2004 to June 24, 2004):

(Unit of amounts: Millions of Yen)

	Salary		Bonus		Retirement allowances	
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
Directors	7	67.05	2	34.50	1	6.60
Corporate auditors	5	21.00	–	–	2	29.00
Total	12	88.05	2	34.50	3	35.60

Notes: 1. The amount of remuneration paid to directors reported above was defined to be within a limit of ¥30 million per month, which was resolved at the general shareholders meeting held on June 27, 2002 in line with Article 269-1 of the Japanese Commercial Code. The amount received by directors who are also employees excluded salaries for services as employee.

2. The amount of remuneration paid to corporate auditors reported above was defined to be within a limit of ¥7.5 million per month, which was resolved at the general shareholders meeting held on June 28, 2001 in line with Article 279-1 of the Commercial Code.

3. The bonuses for directors reported above represent those paid to director and executive officers for their services during fiscal 2003. The amount was determined by the Compensation Committee pursuant to the resolution on appropriation of profit passed at the 92nd ordinary general meeting of shareholders on June 24, 2004.

4. The amount of retirement allowances paid to a director and corporate auditors reported above was determined by the Compensation Committee pursuant to the resolution passed at the 92nd ordinary general meeting of shareholders on June 24, 2004.

ii) Amounts of remuneration paid to directors and executive officers after the transition to the Committees System (from June 24, 2004 to March 31, 2005):

(Unit of amounts: Millions of Yen)

	Salary		Bonus (Performance-related)		Retirement allowances	
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
Inside directors	4	128.70	–	–	–	–
Outside directors	6	45.90	–	–	–	–
Executive officers	19	400.50	–	–	–	–
Total	29	575.10	–	–	–	–

Note: The person who is a director and executive officer is not paid for the services as director.

[Audit Fee]

i) Net amount of fee paid to the auditor by the Parent Company and the subsidiaries ¥144 million

ii) Out of the net fee amount noted at (i), a portion paid for the audit services defined in the provision of Article 2-1 of the Certified Public Accountant Law ¥134 million

iii) Out of the amount noted at (ii), a portion paid for the audit services by the Parent Company ¥63 million

Note: iii) includes the fee for auditing defined in the Securities Exchange Law and for other related services.

b) Relationship and conflict of interest with outside directors

The current outside directors are: Mr. Stuart Meiklejohn, a member of the Bar of the State of New York; Mr. Mitsuaki Shimaguchi, a professor at Graduate School of Business Administration, Keio University; Mr. Mitsuo Minami, a professor at Graduate School of Business Administration, Bunkyo Gakuin University; Mr. Katsuro Tanaka, representative partner of TMI Associates; Mr. Tadashi Kurachi, Representative Director and Chairman of Kanematsu Corporation; and Mr. Naoto Nakamura, founder and partner of Law Firm of Nakamura, Tsunoda and Matsumoto. No outside directors have direct personal interests in the Company other than any share ownership they may have.

c) Meetings of the Board and the Committees during fiscal 2004

A total of nine meetings of the Board of Directors were held during fiscal 2004, where necessary management decisions were made and business operations were supervised through reviews of regularly submitted reports.

With respect to the Committees, the Nominating Committee held a total of nine meetings after the transition to the Company of the Committees System in June 2004, where the rules and regulations of the Committee were stipulated and the nomination of directors was made.

The Compensation Committee held six meetings, where the Committee reviewed the previous executive compensation policy along with the amounts of individual salaries, performance-related bonuses and

retirement allowances and then set up the revised remuneration system.
The Audit Committee held nine meetings, where the members evaluated the sufficiency of the procedures for preparing quarterly financial statements, and the systems of internal control, compliance and risk management. The findings of the audits were reported to the Board.

3. Performance Review and Financial Position

1. Operating results for the period under review

[Sales and income]

The Company achieved the following consolidated financial results for the period under review:

Net sales: ¥533,011 million (6.6% increase year-on-year)
Operating income: ¥86,807 million (4.5% increase year-on-year)
Ordinary income: ¥89,087 million (6.8% increase year-on-year)
Net income: ¥55,505million (10.7% increase year-on-year)

Net sales gained ground geographically in the U.S. and Europe with steady growth in Japan as sales of *Aricept* expanded to ¥162,860 million, up 15.0% year-on-year and those of *Pariet* (US brand name: *Aciphex)* increased to ¥132,297 million, up 2.5% year-on-year.

In conjunction with profits, despite the proactive investments in R&D, operating income secured an upward trend, which was mainly attributable to cost-reduction as well as efficient usage of managerial resources.

Current income expanded mainly due to occurrence of currency gain caused by the depreciation of the yen, and a reduction in the tax expense in addition to the facts mentioned above.

[Conditions by segment]

(Net sales for each segment are those to external customers.)

(1) Performance by operating segment

- Pharmaceuticals segment:

  In the Pharmaceuticals segment, sales of *Aricept* soared and those of *Aciphex/Pariet* achieved solid growth in Japan, the U.S., and Europe. Meanwhile in the U.S., *Zonegran*, an anti-epilepsy drug, was launched in the end of April 2004.

  Consequently pharmaceutical sales came to ¥510,981 million, up 7.2% year-on-year while operating income amounted to ¥88,374 million, an increase of 4.5% year-on-year.

- Other segments:

  Despite the fact that sales in other segments such as food additives and chemical, and machinery divisions decreased 5.9% year-on-year to ¥22,030 million, the operating income thereof amounted to ¥2,006 million, an increase of 38.5% year-on-year due to product mix improvement.

(2) Performance by geographical area

- Japan:

  Sales in Japan amounted to ¥268,268 million, up 2.8%, while operating income came to ¥74,405 million, up 3.5%.

  In the ethical pharmaceutical segment, despite the negative factors such as effects incurred by the National Health Insurance reimbursement (NHI) price revision, sales of *Aricept* augmented to ¥35,096 million, up 23.5% and those of *Pariet* soared to ¥19,386 million, an increase of 32.7% respectively, resulting in the overall gain in net sales.

- North America:

  Sales in North America expanded 10.3% to ¥214,542 million, and operating income rose 4.1% to ¥11,380 million.

  Sales of *Aricept* advanced 11.0% to ¥97,586 million, while sales of *Aciphex* declined 1.4% to ¥104,064 million. (Sales of *Aricept* on a dollar-denominated basis ascended 16.7% and those of *Aciphex* ascended 3.7%.) Meanwhile, *Zonegran* achieved sales of ¥11,132 million since the launch in the term under review.

- Europe:

  Sales in Europe reached ¥38,292 million, up 9.9%, while operating income came to ¥3,470 million, up 1.6%.

  Sales of *Aricept* advanced 19.7% to ¥27,237 million and sales of *Pariet* declined 7.6% to ¥6,767 million.

- Asia and other regions:

  Sales in Asia and other regions soared 20.8% to ¥11,908 million, while operating income made an upturn by 13.0% to ¥2,069 million. Meanwhile, sales of *Aricept* amounted to ¥2,940 million, up 18.1%, and sales of *Pariet* were bolstered to ¥2,078 million, up 33.1%.

Total overseas sales excluding Japan grew to ¥264,743 million, an increase of 10.7%, accounting for 49.7% of the Company's total net sales, up

1.8 points.

[Profit appropriation]

In connection with dividends payout, Eisai intends to set the fiscal year-end dividend at ¥35 per share, together with the interim dividend of ¥21 per share, making an annual total divided of ¥56 per share, which is an increase of ¥20 per share over the previous year.

In this context, dividends payout ratio and dividends on shareholders' equity ratio (DOE) were 29.0% and 3.7%, respectively.

2. Financial condition for the period under review

[Assets etc.]

Total assets at the end of the period under review stood at ¥662,711 million, an increase of ¥46,934 million from the end of the previous year. Account and note receivable-trade, deferred tax asset (current), tangible fixed asset, intangible fixed asset and marketable securities and investments, among other assets, were the main items that showed an increase.

Total liabilities amounted to ¥194,120 million, up ¥6,403 million from the end of the previous year. Liability for retirement benefits decreased due to the contribution to employee retirement benefit trust.

Total shareholders' equity came to ¥459,607 million, an increase of ¥40,146 million from the end of the previous year, resulting in the shareholders' equity ratio of 69.4%, up 1.2 points.

[Capital expenditures]

Capital expenditures amounted to ¥21,711 million, a decline of ¥3,711 million year-on-year, most of which were used to upgrade production facilities and R&D laboratories in Japan and the U. S.

[Cash flow]

Net cash provided by operating activities for the period under review amounted to ¥49,200 million, down ¥23,518 million from the corresponding period of the previous year. The main difference from the corresponding period of the previous year was the contribution to employee retirement benefit trust that amounted ¥20,000 million. Income before income taxes amounted to ¥87,652 million and depreciation and amortization expenses came to ¥22,445 million while income taxes paid totaled ¥37,961 million.

Cash outflows arising out of investing activities amounted to ¥37,531 million, an increase of ¥10,275 million, out of which ¥21,670 million was used for purposes of acquiring tangible fixed assets and ¥17,535 million was used for purpose of acquiring intangible assets.

Net cash used in financing activities amounted to ¥16,743 million, an decrease of ¥4,613 million from the same period of the previous year.

As a result of such operating, investing and financing activities, cash and cash equivalents at the end of the period under review came to ¥142,429 million, down ¥3,687 million from the end of the previous year.

[Trends in Financial Indicators]

	Year ended March 2001	Year ended March 2002	Year ended March 2003	Year ended March 2004	Year ended March 2005
Shareholders' equity ratio (%)	63.0	64.9	65.6	68.1	69.4
Market Cap. Ratio (%)	168.3	164.8	107.7	131.8	157.0
Debt repayment term (years)	0.31	0.15	0.04	0.03	0.06
Interest coverage ratio	110.6	150.5	489.6	1,040.6	856.3

(Note) Calculation method of each indicator in the above table is as follows:

Shareholders' equity ratio: shareholders' equity / total assets

Market Cap. Ratio: market capitalization (the stock price at the end of the period x number of shares outstanding at the end of the period after deduction of treasury stock) / total assets

Debt repayment term: interest-bearing debt (bonds payable, loans payable, agent deposits payable) / operating cash flow

Interest coverage ratio: operating cash flow / interest payments (interests paid)

3. Fourth Quarter Financial Highlights (January 1, 2005 – March 31, 2005)

- Consolidated net sales during the quarter amounted to ¥128,584 million which was a 5.0% increase compared to the corresponding period last year.
- Net sales of *Aricept* soared to ¥40,835 million, a 7.5% rise year-on-year. Out of this gain, sales of ¥7,851 million were attributed to Japan, up 15.1% and of those, ¥26,056 million were recorded in North America, a 3.7% increase. (7.3% increase on a dollar-denominated basis) Sales of *Pariet* (U.S. brand name: *Aciphex*), totaled ¥31,469 million with an increase of 4.5%, while sales in Japan rose 44.8% to ¥4,452 million, those in North America inched up 0.2% to ¥24,902 million (2.9% increase on a dollar-denominated basis).
- With respect to net sales to external customers by each geographic area, all areas recorded increases. Japanese sales secured a 1.8% gain and the North American market expanded 7.6%, while the European territories gained ground by 7.6% and 'Asian and other markets' augmented 24.0% on a year-on-year basis.
- Research and development (R&D) expenses came to ¥21,319 million, up 15.8% from a year earlier period while selling, general and administrative expenses amounted to ¥65,910 million, up 4.5%.Despite such increases in expenses, cost of goods sold declined 3.7% to ¥22,832 million with the sales cost ratio being 17.8%.
- Operating income for the quarter advanced 7.7% year-on-year to ¥18,522 million. Ordinary income rose 8.9% to ¥19,269 million and net income ascended 16.7% to ¥11,442 million.
- Net cash provided by operating activities in the quarter used in ¥3,822 million, down ¥26,942 million on a year-on-year basis. Cash outflows dedicated to investing activities totaled ¥7,979 million, up ¥5,226 million from a year earlier period, principally attributed to the capital expenditures for property, plant and equipment procurement.

4. Progress in Research and Development and other Business Areas

[Projects under development]

- The Company concentrates its managerial resources on the following research areas; neurology, gastrointestinal and oncology/critical care, thereby implementing proactive research and development activities.
- Research and development endeavors have been focusing on the following key projects in Phase II trials: E5564 (generic name: eritoran), an endotoxin antagonist for sepsis and prevention of post coronary artery bypass graft surgery complications; E7070 (generic name: indisulam); E7389 for cancer; and E2007 for Parkinson's disease, epilepsy and multiple sclerosis based on selective AMPA receptor antagonism. The Proof-of-Concept of these four projects are ongoing.

<Projects in the U.S. and EU>

- *Zonegran* (generic name: zonisamide), an anti-epileptic drug, obtained a Marketing Authorization Approval in EU from the European Commission in March 2005.
- In terms of Inovelon (generic name: rufinamide), which the Company acquired from Novartis Pharma AG, a Marketing Authorization Application was submitted to European Medicines Agency in March 2005 through the European Union's Centralized Procedure as adjunct therapy for Lennox-Gastaut Syndrome.
- Regarding TVP-1012 (generic name: rasagiline) developed by Teva Pharmaceutical Industries Ltd.(Israel), for Parkinson's disease, the Company is conductiing Phase II trial in the U.S. for the potential additional indication of Alzheimer's disease in combination with *Aricept.*
- The licensing agreement for the Company's original triazole-type anti-fungal agent (generic name: ravuconazole) with Bristol-Myers Squibb U.S. was terminated in October 2004. The Company will proceed with an independent development program mainly in the U.S.

<Projects in Japan>

- A new indication application for the antiarrhythmic agent, *Tambocor*, was filed in Japan in December 2004 for the treatment of paroxysmal atrial fibrillation and flutter.
- KES524 (generic name: sibutramine), an obesity management agent under development in Japan, has been in Phase III trial since May 2004.

<Life Cycle Management for main products>

- As for the life-cycle management for *Aricept* and *Aciphex/Pariet*, the Company has been working on new indications and new formulations to maximize the product potential.
- For *Aricept*, the Company is proceeding with clinical trials and plans to submit additional data in the U.S. Additionally, the Company plans to resubmit an application in the EU in connection with vascular dementia indication. The Company submitted a liquid formulation application in the EU in May 2004. *Aricept* obtained approval for orally disintegrating tablet and liquid formulations in October 2004 in the U.S.
- For *Pariet*, the Company obtained approval for on-demand therapy of symptomatic gastro-oesphageal reflux disease in April 2004, and for the treatment of Zollinger-Ellison Syndrome in June 2004 in the EU. Phase III trial of *Pariet* for non-erosive gastroesophageal reflux disease was initiated in June 2004. In Japan, an application for *Pariet* was filed for *H.pylori* eradication in March 2005.

<In-Licensed products>

- The Company has signed license agreement for an anti-hepatitis-B agent (generic name: clevudine) with Bukwang Pharm (South Korea) in October 2004. Its Phase III study is in preparation in China.
- Eisai and Abbott GmbH & Co., KG signed a supplemental agreement for the joint development of the new indication, psoriasis, in Japan for the anti-rheumatic agent D2E7 (Generic Name: adalimumab, fully human anti-TNF-monoclonal antibody), which is under joint development by Eisai and Abbott Japan for rheumatoid arthritis in Japan.

[Production]

- With the objective of achieving stable and consistent supply of *Aricept* and *Aciphex/Pariet* to meet increasing global demand, the Company strives to renew or expand related production facilities.
- At the North Carolina Plant in the U.S., full-scale production started in the newly expanded formulation facility in May 2004.
- At the Misato Plant in Saitama Prefecture, construction of a new facility was completed in January 2005, and pharmaceutical production capacity was reinforced.
- At the Kashima Plant in Ibaraki Prefecture, a PF building, which is a new

facility with functions of process research and production of active pharmaceutical ingredients, was completed in August 2004 and at present the full-fledged manufacturing was commenced beginning February 2005. The Company has started preparation for the production of new products to come by renovating existing plants.

- The Company is committed to continually enhancing product quality and operational safety while taking environmental conservation into account and seeking reductions in production cost.

[Activities for environmental conservation]

- Keenly aware of global environmental issues, the Company is promoting eco-friendly activities as evidenced by the reduction in CO_2 emissions, hazardous air-polluting particle emission and waste generation, recycling and green purchase in line with its own targets set forth in the long-term plan.
- With respect to occupational health and safety, the Company obtained 'OHSAS 18001,' a certification standard for the Occupational Health and Safety, at the Misato Plant in July 2004, following the respective achievements thereof at the Kawashima Plant in Gifu Prefecture and the Kashima Plant in fiscal year 2003. In addition, the Company strives to strengthen activities in order to obtain 'OHSAS 18001' by June 2005 in Tsukuba Research Laboratory in Ibaragi Prefecture.
- The Company has published "Environmental and Social Report 2004," describing the management system for dealing with environmental, and occupational safety issues and its achievements.

5. Outlook for the fiscal year 2005

We hereby provide the financial forecast on a consolidated basis for the full fiscal year ending March 2006 as follows:

Net sales: ¥575,000 million (7.9% increase year-on-year)
Operating income: ¥91,000 million (4.8% increase year-on-year)
Ordinary income: ¥92,000 million (3.3% increase year-on-year)
Net income: ¥58,000 million (4.5% increase year-on-year)

(Assumptions)

US$1=¥103, 1 Euro =¥135, 1 Sterling Pound =¥195

With respect to net sales, we expect a further expansion of *Aricept* and *Aciphex/Pariet* in the respective nations of the world as well as additional boost by anti-epileptic agent *Zonegran*, that was acquired and initiated for marketing in the U.S. in 2004 and was approved in Europe; despite getting stringent healthcare cost-containment measures in Japan, the U.S. and Europe.

With respect to sales, we expect 185,000 million yen in *Aricept* (13.6% increase year-on-year), and 145,000 million yen in *Aciphex/Pariet* (9.6% increase year-on-year).

We also envision an increase in profits, building upon improvement in cost-to-sales ratio and efficiency in managerial resources in spite of proactive investment in R&D on a continuous basis.

Regarding dividends, we plan to repatriate an annual total dividend of ¥80 per share, an increase of ¥24 per share over the previous year.(An interim dividend: ¥40 per share, a fiscal year-end dividend: ¥40 per share)

Risk Factors

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements.

Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

Certain risk factors particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, risks related to intellectual property rights, uncertainties in new pharmaceutical product development, healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, and IT security-related risks.

Account Title	Note	March 31, 2004 (Millions of Yen)		March 31, 2004 (%)	March 31, 2005 (Millions of Yen)		March 31, 2005 (%)	Increase/ Decrease (Millions of Yen)
ASSETS								
Current assets:								
Cash and cash in bank			¥56,703			¥54,350		
Accounts and notes receivable-trade			132,103			142,065		
Short-term investments			98,189			92,696		
Inventories			35,108			39,465		
Deferred tax assets			21,596			28,286		
Other current assets			10,738			9,041		
Allowance for doubtful receivables			(249)			(324)		
Total current assets			354,191	57.5		365,582	55.2	11,391
Fixed assets:								
Property, plant and equipment								
Buildings and structures	3	135,034			145,971			
Accumulated depreciation		75,065	59,968		79,001	66,970		
Machinery, equipment and vehicle	3	88,991			96,247			
Accumulated depreciation		67,167	21,823		70,963	25,283		
Land			17,247			16,995		
Construction in progress			8,579			4,046		
Others	3	37,514			39,389			
Accumulated depreciation		28,442	9,071		29,763	9,625		
Total property, plant and equipment			116,690	19.0		122,922	18.5	6,232
Intangible assets			15,055	2.4		37,010	5.6	21,954
Investments and other assets								
Investment securities	1		82,427			89,298		
Long-term loans receivable			55			112		
Deferred tax assets			17,940			20,572		
Other assets	1		30,490			28,313		
Allowance for doubtful receivables			(1,074)			(1,101)		
Total investments and other assets			129,839	21.1		137,196	20.7	7,356
Total fixed assets			261,585	42.5		297,128	44.8	35,543
Total			¥615,776	100.0		¥662,711	100.0	¥46,934

4-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

		March 31, 2004		March 31, 2005		Increase/ Decrease
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES						
Current liabilities:						
Accounts and notes payable-trade		¥15,864		¥15,663		
Short-term borrowings		191		834		
Accounts payable-other		45,355		45,059		
Accrued expenses		28,635		33,719		
Income taxes payable		16,757		21,117		
Reserve for sales rebates		23,319		28,438		
Other reserves		896		804		
Other current liabilities		3,956		3,920		
Total current liabilities		134,975	21.9	149,557	22.6	14,581
Long-term liabilities:						
Deferred tax liabilities		321		95		
Liability for retirement benefits		49,877		32,509		
Retirement allowances for directors		1,846		2,272		
Excess of net assets over cost		245		159		
Other long-term liabilities		449		9,526		
Total long-term liabilities		52,741	8.6	44,563	6.7	(8,178)
Total liabilities		187,717	30.5	194,120	29.3	6,403
Minority Interests		8,598	1.4	8,983	1.3	385
Shareholders' equity:						
Common stock	4	44,985	7.3	44,985	6.8	–
Capital surplus		55,222	8.9	55,222	8.3	–
Retained earnings		342,830	55.7	387,077	58.4	44,246
Net unrealized gain on available-for-sale securities		8,682	1.4	9,374	1.4	692
Foreign currency translation adjustments		(6,273)	(1.0)	(4,908)	(0.7)	1,365
Treasury stock	4	(25,987)	(4.2)	(32,144)	(4.8)	(6,157)
Total shareholders' equity		419,461	68.1	459,607	69.4	40,146
Total		¥615,776	100.0	¥662,711	100.0	¥46,934

5. CONSOLIDATED STATEMENTS OF INCOME

Account Title	Note	April 1, 2003 - March 31, 2004 (Millions of Yen)		(%)	April 1, 2004 - March 31, 2005 (Millions of Yen)		(%)	Increase/ Decrease (Millions of Yen)
Net sales			¥500,164	100.0		¥533,011	100.0	¥32,847
Cost of sales	1		97,181	19.4		98,614	18.5	1,433
Gross profit on sales			402,982	80.6		434,396	81.5	31,413
Provision (Reversal) of reserve for sales returns			37	0.0		(128)	(0.0)	(165)
Gross profit			402,945	80.6		434,525	81.5	31,579
Selling, general and administrative expenses								
Research and development expenses	1	69,018		[13.8]	78,325		[14.7]	
Selling, general and administrative expenses		250,865	319,884	64.0	269,392	347,717	65.2	27,833
Operating income			83,061	16.6		86,807	16.3	3,746
Non-operating income								
Interest income		1,337			1,700			
Dividend income		380			441			
Foreign exchange gain		–			49			
Gain on sales of securities		19			3			
Amortization of excess of net assets over cost		72			86			
Equity in earnings of associated companies		31			25			
Other non-operating income		470	2,311	0.5	619	2,926	0.5	615
Non-operating expenses								
Interest expense		28			52			
Foreign exchange losses		977			–			
Depreciation		279			151			
Finance charge on collection of receivable		–			198			
Other non-operating expenses		706	1,990	0.4	242	646	0.1	(1,344)
Ordinary income			83,382	16.7		89,087	16.7	5,705
Special gain								
Gain on sales of fixed assets	2	600			253			
Gain on sales of investment securities		1			1,156			
Reversal of allowance for doubtful receivables		59			–			
Gain on exemption from obligation of substitutional portion of employees' Welfare Pension Fund		3,732			–			
Other special gain		14	4,408	0.9	27	1,437	0.3	(2,970)
Special loss								
Loss on disposal of fixed assets	3	2,751			655			
Loss on impairment of investment securities		112			–			
Additional severance payment		679			–			
Loss on litigation	4	422			1,434			
Loss on disposal of inventories		–			352			
Other special loss	5	1,302	5,268	1.1	431	2,873	0.6	(2,394)
Income before income taxes and minority interests			82,522	16.5		87,652	16.4	5,129
Income taxes-current		39,980			41,754			
Income taxes-deferred		(7,053)	32,927	6.6	(9,953)	31,801	6.0	(1,125)
Minority interests (loss)			(553)	(0.1)		345	0.0	899
Net income			¥50,148	10.0		¥55,505	10.4	¥5,356

6. CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS/RETAINED EARNINGS

		April 1, 2003 - March 31, 2004		April 1, 2004 - March 31, 2005	
Account Title	Note	(Millions of Yen)		(Millions of Yen)	
Capital surplus					
Capital surplus at beginning			¥55,222		¥55,222
Capital surplus at ending			55,222		55,222
Retained earnings					
Retainted earnings at beginning			302,669		342,830
Increase in retained earnings					
- Net income			50,148		55,505
Decrease in retained earnings					
- Dividends		9,920		11,223	
- Bonuses to directors		66		34	
- Loss on disposal of treasury stock		-	9,987	1	11,258
Retained earnings at ending			¥342,830		¥387,077

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

Account Title	Note	April 1, 2003- March 31,2004 (Millions of Yen)	April 1, 2004- March 31,2005 (Millions of Yen)	Increase/ Decrease (Millions of Yen)
I. Operating activities:				
Income before income taxes and minority interests		¥82,522	¥87,652	
Depreciation and amortization		18,488	22,445	
Amortization of excess of net assets over cost		(72)	(86)	
Increase (Decrease) in allowance for doubtful receivables		214	95	
Interest and dividend income		(1,718)	(2,142)	
Interest expense		28	52	
Equity in earnings of associated companies		(31)	(25)	
(Gain) Loss on sales and disposal of fixed assets		2,151	401	
Provision for liability for retirement benefits		12,605	7,229	
Gain on exempted obligation of substitutional portion of employees' Welfare Pension Fund		(3,732)	–	
(Gain) Loss on sales of short-term investments and investment securities		40	(1,147)	
Loss on impairment of securities		112	63	
(Increase) Decrease in trade receivables		12,607	(8,918)	
(Increase) Decrease in inventories		(1,772)	(3,947)	
Increase (Decrease) in trade payables		539	(946)	
Increase (Decrease) in other current liabilities		11,357	3,143	
Increase (Decrease) in reserve for sales rebates		(10,515)	4,766	
Other		(5,912)	(3,500)	
Sub-total		116,914	105,137	(11,777)
Interest and dividends received		1,684	2,082	
Interest paid		(69)	(57)	
Contribution to employee retirement benefit trust		–	(20,000)	
Income taxes paid		(45,810)	(37,961)	
Net cash provided by operating activities		72,718	49,200	(23,518)
II. Investing activities:				
Purchases of short-term investments		(9,022)	(120)	
Proceeds from sales and redemptions of short-term investments		18,605	7,442	
Purchases of property, plant and equipment		(21,873)	(21,670)	
Proceeds from sales of property, plant and equipment		1,342	472	
Purchases of intangible assets		(3,254)	(17,535)	
Purchases of investment securities		(22,607)	(15,680)	
Proceeds from sales and redemptions of investment securities		10,508	8,506	
Net (increase) decrease in time deposits (exceeding 3 months)		(683)	(373)	
Other		(271)	1,426	
Net cash used in investing activities		(27,256)	(37,531)	(10,275)
III. Financing activities:				
Net increase (decrease) in short-term borrowings		173	671	
Redemption of corporate bonds		(100)	–	
Purchase of treasury stock		(11,400)	(6,087)	
Dividends paid		(9,920)	(11,223)	
Dividends paid to minorities		–	(27)	
Other		(109)	(78)	
Net cash used in financing activities		(21,357)	(16,743)	4,613
IV. Effect of exchange rate changes on cash and cash equivalents		(5,259)	1,360	6,619
V. Net increase (decrease) in cash and cash equivalents		18,845	(3,715)	(22,560)
VI. Cash and cash equivalents at beginning of period		127,271	146,116	18,845
VII. Cash and cash equivalents of a newly consolidated subsidiary		–	28	28
VIII. Cash and cash equivalents at end of period	1	¥146,116	¥142,429	(¥3,687)

BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2003 - March 31, 2004	April 1, 2004 - March 31, 2005
1. Scope of Consolidation: Consolidated subsidiaries: 34 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Eisai Machinery U.S.A. Inc. was newly established and consolidated during this period.	1. Scope of Consolidation: Consolidated subsidiaries: 38 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Research Institute of Boston, Inc. Eisai Inc. Eisai Food & Chemicals Co., Ltd., Eisai Europe Ltd., Eisai Pharmaceuticals India Private Ltd. and Eisai S.r.l. were newly established and consolidated during this period. Dymec Co., Ltd. is no longer a consolidated subsidiary as it completed the process of liquidation during this period. Hi-Eisai Pharmaceutical Inc. is treated as a consolidated subsidiary since July 2004 under the application of the "controlling entity" standard.
2. Number of Companies Accounted for by the Equity Method: Associated companies: 3 companies (Bracco-Eisai Co., Ltd. and 2 other companies)	2. Number of Companies Accounted for by the Equity Method: Associated companies: 2 companies (Bracco-Eisai Co., Ltd. and 1 other company)
3. Treatment of Subsidiary in which the Period End is Other Than That of The Parent Company: The period end of Eisai China Inc. is December 31. The financial statements of Eisai China Inc. are prepared based on business transactions as of December 31, with necessary adjustments for material transactions being made in the Parent company's financial statements subsequent to that date.	3. Treatment of Subsidiary in which the Period End is Other Than That of The Parent Company: Same as at the left.
4. Significant Accounting Policies (1) Accounting Policies for Certain Assets (a) Marketable and Investment Securities: Held-to-maturity Securities: Stated at amortized cost. (Straight-line method) Available-for-sale Securities: Marketable securities: Stated at fair market value on the closing date of the period with unrealized gains and losses, net of applicable taxes, booked in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (b) Derivatives: Derivatives are stated at fair market value. (c) Inventories:	4. Significant Accounting Policies (1) Accounting Policies for Certain Assets (a) Marketable and Investment Securities: Same as at the left. (b) Derivatives: Same as at the left. (c) Inventories:

April 1, 2003 - March 31, 2004	April 1, 2004 - March 31, 2005
Inventories are stated at cost substantially determined by average method for the Parent Company and the consolidated subsidiaries in Japan, and at lower of cost or market method determined by the first-in first-out method in the consolidated subsidiaries outside Japan, for finished products, goods, work-in-process products, raw materials and other stored items.	Same as at the left.
(2) Depreciation of Fixed Assets (a) Property, plant and equipment: Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets in the Parent Company and consolidated subsidiaries in Japan, while the straight-line method is used in subsidiaries outside Japan. The ranges of useful lives of assets are noted as follows: Buildings: 15 to 65 years Machinery and equipment: 6 to 7 years	(2) Depreciation of Fixed Assets (a) Property, plant and equipment: Same as at the left.
(b) Intangible assets: Intangible assets are carried at cost less accumulated amortization, which is computed by the straight-line method for the Parent Company and all consolidated subsidiaries. Amortization for software used internally is computed by the straight-line method over useful lives of five years.	(b) Intangible assets: Same as at the left.
(3) Accounting policies for certain reserves: (a) Allowance for doubtful receivables: The allowance for doubtful receivables is stated at amounts considered to be appropriate based on the Company's past credit loss experience and on evaluation of potential losses in receivables outstanding.	(3) Accounting policies for certain reserves: (a) Allowance for doubtful receivables: Same as at the left.
(b) Reserve for sales rebates: The reserve is stated at an amount determined by multiplying inventories of distributors at the end of the period by the average rebate ratio, in order to provide for expenditures of sales rebates expected to be incurred after the end of the period. In addition, a portion of sales rebates in consolidated subsidiaries is calculated using an estimated rebate percentage associated with sales amounts at the end of the period.	(b) Reserve for sales rebates: Same as at the left.
(c) Other reserves: For the Parent Company and certain consolidated subsidiaries in Japan, other reserves are stated in amounts noted below and are included in other reserves in current liabilities of the period.	(c) Other reserves: Same as at the left.

April 1, 2003 - March 31, 2004	April 1, 2004 - March 31, 2005
i) Reserve for sales returns: A reserve is provided at an amount sufficient to cover possible losses on sales returns. It is determined by multiplying the accounts receivable balance by the average return ratio over the past two periods and the current profit ratio. ii) Reserve for disposal of goods returned: The reserve for disposal of goods returned is provided at an amount sufficient to cover possible losses on goods returned. It is stated at an amount calculated by multiplying the accounts receivable balance by the average of returns of goods sold and the disposal ratio of goods returned over the past two periods. (d) Retirement benefits: The Parent Company and certain consolidated subsidiaries accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation of ¥32,357 million was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employees retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of ¥17,229 million, as well as ¥771 million for retirement benefits in consolidated subsidiaries in Japan, are being amortized over five years and booked as operating expenses. The portion arising out of exemption of substitutional obligation of the Eisai Welfare Pension Fund is recognized to be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expense in the statements of income. The unrecognized actuarial loss by the Parent Company and certain consolidated subsidiaries in Japan is being amortized over five years by the straight-line method from the following fiscal year. (Additional Information) The Parent Company, upon enactment of defined benefit corporate pension act, obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the benefit obligation of the substitutional retirement portion of the Eisai Welfare Pension Fund on August 29, 2003. Accordingly, the Parent Company adopted a transitional measure provided in paragraph 47-2 of the "Guidance for Employee Retirement Benefit Accounting (interim report)" (in the 13th issue of Accounting Committee Report by the Japanese Institute of Certified Public Accountants,) and processed accounting entries assuming that the substitutional portion of the retirement benefit obligations and relevant pension	i) Reserve for sales returns: Same as at the left. ii) Reserve for disposal of goods returned: Same as at the left. (d) Retirement benefits: The Parent Company and certain consolidated subsidiaries accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation of ¥32,357 million was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employees retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of ¥17,229 million, as well as ¥771 million for retirement benefits in consolidated subsidiaries in Japan, are being amortized over five years and booked as operating expenses. The portion arising out of exemption of substitutional obligation of the Eisai Welfare Pension Fund will be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expense in the statements of income. The unrecognized actuarial loss by the Parent Company and certain consolidated subsidiaries in Japan is being amortized over five years by the straight-line method from the following fiscal year.

April 1, 2003 - March 31, 2004	April 1, 2004 - March 31, 2005
plan assets to be thereby returned were extinguished as of the approval date of exemption of future obligation thereof. As a result, the Parent Company accounted for a gain on exempted obligation of substitutional portion of employees' Welfare Pension Fund in the amount of ¥3,732 million as special income in this period. The projected value of the pension plan assets to be returned (the minimum liability reserve) is estimated at ¥19,753 million as of the end of this period.	
(e) Retirement allowances for directors: The Parent Company and certain consolidated subsidiaries in Japan provide reserves for retirement allowances for directors in amounts dictated by internal regulations as if all directors were to retire at the end of the period.	(e) Retirement allowances for directors: The Parent Company and certain consolidated subsidiaries provide reserves for retirement allowances for directors in the amounts dictated by internal regulations as if all directors were to retire at the end of the period.
(4) Standards for translation of principal assets and liabilities in foreign currencies into Yen: Monetary receivables and payables determined in foreign currency are translated into Yen at the exchange rate at the balance sheet date. Foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of subsidiaries outside Japan are translated into Yen based on the spot rate as of the balance sheet date. Income and expenses are translated into Yen based on the average rate during the period and any difference arising out of such translation is included in the foreign currency translation adjustment account in shareholders' equity.	(4) Standards for translation of principal assets and liabilities in foreign currencies into Yen: Same as at the left.
(5) Leases: Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease for the Parent Company and subsidiaries in Japan. For subsidiaries outside Japan, finance leases are generally accounted for as capital purchase.	(5) Leases: Same as at the left.
(6) Hedge Accounting (a) Hedge method: The Parent Company measured derivatives used for hedging purposes at the fair value and unrealized gains or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated at the contracted rates.	(6) Hedge Accounting: (a) Hedge method: The Parent Company and certain consolidated subsidiaries measured derivatives used for hedging purposes at the fair value and unrealized gains or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated at the contracted rates.
(b) Hedging instruments and hedged items: (i) Hedging instruments:	(b) Hedging instruments and hedged items: Same as at the left.

April 1, 2003 - March 31, 2004	April 1, 2004 - March 31, 2005
Foreign currency forward contracts (ii) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies	
(c) Hedging policy: The Parent Company uses hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign exchange rate. Hedged transactions used by the Company have been made in accordance with internal policies which regulate the authorization.	(c) Hedging policy: The Parent Company and certain consolidated subsidiaries uses hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign exchange rate. Hedged transactions used by the Company have been made in accordance with internal policies which regulate the authorization.
(d) Method for assessment of effectiveness of hedging: As for the Parent Company, foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are kept against fluctuations in foreign exchange rate so that assessment of effectiveness is skipped.	(d) Method for assessment of effectiveness of hedging: As for the Parent Company and certain consolidated subsidiaries, foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are kept against fluctuations in foreign exchange rate so that assessment of effectiveness is skipped.
(7) Consumption tax: Income and expense are recorded net of consumption taxes.	(7) Consumption tax: Same as at the left.
5. Valuation of Assets and Liabilities of Consolidated Subsidiaries: The assets and liabilities of the consolidated subsidiaries are valued using the full mark-to-market method.	5. Valuation of Assets and Liabilities of Consolidated Subsidiaries: Same as at the left.
6. Amortization of Excess of Net Assets over Cost: Net assets of subsidiaries acquired over cost are amortized on a straight-line basis over five years.	6. Amortization of Excess of Net Assets over Cost: Same as at the left.
7. Profit Distribution Treatment: In the consolidated statement of retained earnings, the profit distribution of consolidated companies is determined based on the profit distribution which has been confirmed within the period.	7. Profit Distribution Treatment: Same as at the left.
8. Consolidated Statements of Cash Flows: Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, that are exposed to	8. Consolidated Statements of Cash Flows: Same as at the left.

April 1, 2003 - March 31, 2004	April 1, 2004 - March 31, 2005
insignificant risk of changes in value, all of which mature or become due within three months of the date of acquisition.	

Changes in Presentation Methods

April 1, 2003 - March 31, 2004	April 1, 2004 - March 31, 2005
(Consolidated Statements of Income) As well as patent infringement litigation expenses, "*Loss on litigation*" includes "*Loss on vitamin E litigation settlement*" which was presented as a separate component of Special loss in the previous period. Loss on vitamin E litigation settlement in this period accounted for ¥210 million.	(Consolidate Balance Sheet) The contribution to a similar partnership as investment limited partnership was presented as "*Other assets*", included in "*Investments and other assets,*" in the previous period. However, in accordance with the revision of the certain portion of Securities and Exchange Law (the 97th issue on June 9, 2004), it was presented as "*Investment securities,*" included in "*Investments and other assets*" from this period. Total contribution to a similar partnership as investment limited partnership as of March 31, 2005 was ¥67 million. (Consolidated Statements of Income) 1. As the amount of "*Finance charge on collection of receivable,*" included in "*Other non-operating expenses*" in the previous period, exceeded 10% of total non-operating expenses in this period, it was separately treated and presented in an independent account title. The reported amount as "*Finance charge on collection of receivable*" in the previous period was ¥177 million. 2. As the amount of "*Reversal of allowances for doubtful receivables,*" separately treated and presented in an independent account title in the previous period, was ¥7 million in this period, accounting for less than or equal to 10% of total special gain, it was included in "*Other special gain.*" 3. As the amount of "*Loss on disposal of inventories,*" included in "*Other special loss*" in the previous period, exceeded 10% of total special loss in this period, it was separately treated and presented in an independent account title. The reported amount as "*Loss on disposal of inventories*" in the previous period was ¥150 million. 4. As the amount of "*Loss on impairment of investment securities,*" separately treated and presented in an independent account title in the previous period, was ¥63 million in this period, accounting for less than or equal to 10% of total special loss, it was included in "*Other special loss.*"

Additional Information

April 1, 2003- March 31, 2004	April 1, 2004- March 31, 2005
————	(Pro forma standard taxation) In accordance with the revised Japanese tax code regarding the treatment of 'pro forma standard tax' in the category of enterprise taxes in Statements of Income, as stated in Practical Issues Task Force No.12 proclaimed on February 13, 2004, enterprise taxes levied in proportion to added value and capital amounting to ¥851 million is recognized as 'Selling, general and administrative expenses' starting this period.

NOTES TO CONSOLIDATED BALANCE SHEET

March 31, 2004

*1. Account titles and amounts of investments in associated companies:

Marketable securities (stocks) ¥363 mil.
Investments in other assets ¥1mil.

2. Contingent debts:
The Parent Company is a solidarity guarantee for the following warrantees:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	131

*3. ¥329 million was deducted from acquisition cost of tangible fixed assets at the end of the period by the reduction-entry of government subsidies. Details of reduction entries are as follows:

Buildings and structures ¥19 mil.
Machinery and equipment ¥184 mil.
Others ¥125 mil.

*4. Issued stocks:
Common stock 296,566,949 shares
Treasury stocks
Common stocks 8,789,679 shares

March 31, 2005

*1. Account titles and amounts of investments in associated companies:

Marketable securities (stocks) ¥349 mil.
Investments in other assets ¥1 mil.

2. Contingent debts:
The Parent Company is a solidarity guarantee for the following warrantees:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	125

*3. ¥336 million was deducted from acquisition cost of tangible fixed assets at the end of the period by the reduction-entry of government subsidies. Details of reduction entries are as follows:

Buildings and structures ¥19 mil.
Machinery and equipment ¥166 mil.
Others ¥150 mil.

*4. Issued stocks:
Common stock 296,566,949 shares
Treasury stocks
Common stocks 10,781,202 shares

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

April 1, 2003 - March 31, 2004	April 1, 2004 - March 31, 2005
*1. Total research and development expenses included in general and administrative expenses and manufacturing expenses in this period: ¥69,018 mil.	*1. Total research and development expenses included in general and administrative expenses and manufacturing expenses in this period: ¥78,325 mil.
*2. Principal gains on sales of fixed assets: Land ¥569 mil.	*2. Principal gains on sales of fixed assets: Land ¥227 mil.
*3. Principal loss on disposal of fixed assets: Buildings and structures ¥1,014 mil. Land ¥1,389 mil.	*3. Principal loss on disposal of fixed assets: Buildings and structures ¥289 mil. Machinery, equipment and vehicle ¥141 mil. Tools, furniture and fixtures ¥146 mil.
*4. Loss on litigation: A special loss recorded as "*Loss on litigation*" includes additional expenses associated with civil settlements on vitamin E sale and patent infringement litigation expenses.	*4. Loss on litigation: Same as at the left.
*5. "*Other special loss*" mainly consists of contents as follows: Loss on disposal of obsolete inventories ¥361 mil. Loss on liquidation of subsidiaries ¥209 mil. Loss on restructuring of subsidiaries ¥176 mil.	*5. ――――――

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

April 1, 2003 - March 31, 2004	April 1, 2004 - March 31, 2005
*1. Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end.	*1. Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end.
Cash and cash in bank ¥56,703 mil. Short-term investments ¥98,189 mil. Total ¥154,893 mil.	Cash and cash in bank ¥54,350 mil. Short-term investments ¥92,696 mil. Total ¥147,047 mil.
Time deposits whose maturities exceed three months (¥1,205 mil.)	Time deposits whose maturities exceed three months (¥1,654 mil.)
Bonds whose maturities exceed three months (¥7,570 mil.)	Bonds whose maturities exceed three months (¥2,963 mil.)
Cash and cash equivalents ¥146,116 mil.	Cash and cash equivalents ¥142,429 mil.

8. SEGMENT INFORMATION

1. Business Segment Information

(1) For the fiscal year ended March 31, 2004 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss					
(1) Sales to customers	¥476,761	¥23,402	¥500,164	–	¥500,164
(2) Intersegment sales	249	16,335	16,585	(¥16,585)	–
Total sales	477,011	39,738	516,749	(16,585)	500,164
Operating expenses	392,438	38,290	430,729	(13,625)	417,103
Operating income	¥84,572	¥1,448	¥86,020	(¥2,959)	¥83,061
II. Assets, depreciation, and capital expenditures					
-Assets	¥429,762	¥27,426	¥457,189	¥158,587	¥615,776
-Depreciation & amortization	17,750	574	18,325	163	18,488
-Capital expenditures	¥27,186	¥1,109	¥28,295	¥381	¥28,677

(2) For the fiscal year ended March 31, 2005 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss					
(1) Sales to customers	¥510,981	¥22,030	¥533,011	–	¥533,011
(2) Intersegment sales	185	17,919	18,105	(¥18,105)	–
Total sales	511,167	39,949	551,116	(18,105)	533,011
Operating expenses	422,792	37,943	460,736	(14,531)	446,204
Operating income	¥88,374	¥2,006	¥90,380	(¥3,573)	¥86,807
II. Assets, depreciation, and capital expenditures					
-Assets	¥486,533	¥24,274	¥510,807	¥151,903	¥662,711
-Depreciation & amortization	21,552	626	22,178	267	22,445
-Capital expenditures	¥48,088	¥782	¥48,870	¥107	¥48,978

Notes:

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals including prescription pharmaceuticals and "Others," which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals, etc.
Others	Food additives; Chemicals; Machinery; Others

(3) Operating expenses, which are not allocated to each segment and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2004: ¥2,997 million
For the year ended March 31, 2005: ¥3,578 million

(4) Corporate assets included in eliminations and corporate, consist mainly of surplus operating capital (cash and marketable securities), long-term investments (investment securities) and administrative capital.

For the year ended March 31, 2004: ¥161,524 million
For the year ended March 31, 2005: ¥156,097 million

2. Geographical Segment Information

(1) For the fiscal year ended March 31, 2004 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss							
(1) Sales to customers	¥260,945	¥194,518	¥34,838	¥9,861	¥500,164	–	¥500,164
(2) Intersegment sales	63,515	16,718	4,002	88	84,325	(¥84,325)	–
Total sales	324,461	211,237	38,840	9,949	584,489	(84,325)	500,164
Operating expenses	252,580	200,304	35,424	8,118	496,428	(79,324)	417,103
Operating income	¥71,880	¥10,933	3,416	¥1,831	¥88,061	(¥5,000)	¥83,061
II. Assets	¥380,700	¥104,874	¥24,038	¥9,713	¥519,326	¥96,450	¥615,776

(2) For the fiscal year ended March 31, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss							
(1) Sales to customers	¥268,268	¥214,542	¥38,292	¥11,908	¥533,011	–	¥533,011
(2) Intersegment sales	65,906	20,657	7,888	22	94,475	(¥94,475)	–
Total sales	334,175	235,200	46,180	11,930	627,486	(94,475)	533,011
Operating expenses	259,769	223,819	42,709	9,861	536,159	(89,955)	446,204
Operating income	¥74,405	¥11,380	3,470	¥2,069	¥91,327	(¥4,520)	¥86,807
II. Assets	¥399,010	¥135,872	¥31,912	¥13,422	¥580,218	¥82,492	¥662,711

Notes:
(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
- -North America: The United States and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, South-East Asia, Central and South America, etc.

(3) Intersegment sales in Japan principally represent product sales from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

(4) Operating expenses that are not allocated to each segment, and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2004: ¥2,997 million
For the year ended March 31, 2005: ¥3,578 million

(5) Corporate assets included in eliminations and corporate, consist mainly of surplus operating capital (cash and marketable securities), long-term investments (investment securities) and administrative capital.

For the year ended March 31, 2004: ¥161,524 million
For the year ended March 31, 2005: ¥156,097 million

3. Overseas Sales

(1) For the period ended March 31, 2004 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥202,334	¥47,944	¥11,986	¥262,264
2. Consolidated sales				¥500,164
3. Share of overseas sales	40.4%	9.6%	2.4%	52.4%

(2) For the period ended March 31, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥222,811	¥51,210	¥14,125	¥288,147
2. Consolidated sales				¥533,011
3. Share of overseas sales	41.8%	9.6%	2.7%	54.1%

Notes:
(1) Segmentation of the areas is based on geographical proximity.
(2) Major areas and countries included in this category:
-North America: The United States and Canada.
-Europe: The United Kingdom, France, Germany, etc.
-Asia and Other: East Asia, South-East Asia, Central and South America, etc.
(3) Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

9.LEASE TRANSACTIONS

April 1, 2003 – March 31, 2004

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee:

(1) Acquisition cost, Accumulated depreciation, Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Buildings and structures:	¥2	¥2	¥0
Machinery and equipments:	712	485	227
Others:	3,516	2,204	1,311
Total:	¥4,232	¥2,693	¥1,539

(2) Obligation under financial leases:

Due within one year	¥858 mil.
Due over one year	¥715 mil.
Total	¥1,573 mil.

(3) Actual lease payments: ¥1,180 mil.
Depreciation expense equivalent ¥1,111 mil.
Interest expense ¥59 mil.

(4) Calculation method for depreciation expense for leased assets:
Depreciation expense for leased assets is computed using the straight-line method over the estimated useful lives of the leased assets.

(5) Calculation method for interest expense for leased assets:
Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets that are considered to be interest -bearing.

2. Minimum rental payments under non-cancelable operating leases:

Due within one year	¥1,937 mil.
Due over one year	3,218 mil.
Total	¥5,156 mil.

April 1, 2004 – March 31, 2005

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee:

(1) Acquisition cost, Accumulated depreciation, Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery and equipments:	¥550	¥380	¥169
Others:	2,172	1,318	854
Total:	¥2,723	¥1,699	¥1,023

(2) Obligation under financial leases:

Due within one year	¥529 mil.
Due over one year	¥511 mil.
Total	¥1,040 mil.

(3) Actual lease payments: ¥947 mil.
Depreciation expense equivalent ¥898 mil.
Interest expense ¥34 mil.

(4) Calculation method for depreciation expense for leased assets:
Same as at the left.

(5) Calculation method for interest expense for leased assets:
Same as at the left.

2. Minimum rental payments under non-cancelable operating leases:

Due within one year	¥1,208 mil.
Due over one year	2,735 mil.
Total	¥3,944 mil.

10. TRANSACTIONS WITH RELATED PARTIES

There were no significant transactions with related parties in the previous and present consolidated fiscal years.

11. INCOME TAXES

April 1, 2003 – March 31, 2004

1. Details of principal deferred tax assets and liabilities are noted below.

(1) Current assets:

Deferred tax assets	(Millions of Yen)
Uncollected entrusted contract research	¥7,335
Unrealized gain on intercompany sales of inventory	4,525
Accrued bonuses	3,719
Reserve for sales rebates	3,270
Accrued enterprise tax	1,433
Other	3,894
Sub-total	¥24,179
Less valuation allowance	(2,290)
Total deferred tax assets	¥21,889
Deferred tax liabilities	
Cost of goods differential	(¥239)
Others	(52)
Total deferred tax liabilities	(¥292)
Net deferred tax assets(*)	¥21,596

(2) Fixed assets:

Deferred tax assets	(Millions of Yen)
Liability for retirement benefits	¥18,698
Tax loss carryforwards	3,743
Deferred assets for income tax purpose	2,043
Other	4,890
Sub-total	¥29,376
Less valuation allowance	(3,333)
Total deferred tax assets	¥26,042
Deferred tax liabilities	
Net unrealized (gain) on available-for-sale securities	(¥6,045)
Depreciation	(1,379)
Other	(997)
Total deferred tax liabilities	(8,422)
Net deferred tax assets(*)	¥17,619

* Note: Each net deferred tax asset has been presented as follows in the balance sheet:

	(Millions of Yen)
Current assets–Deferred tax assets	¥21,596
Current liabilities–Deferred tax liabilities	–
Fixed assets–Deferred tax assets	¥17,940
Long-term liabilities–Deferred tax liabilities	¥321

April 1, 2004 – March 31, 2005

1. Details of principal deferred tax assets and liabilities are noted below.

(1) Current assets:

Deferred tax assets	(Millions of Yen)
Uncollected entrusted contract research	¥11,359
Reserve for sales rebates	5,486
Unrealized gain on intercompany sales of inventory	4,758
Accrued bonuses	3,941
Other	5,592
Sub-total	¥31,137
Less valuation allowance	(2,851)
Total deferred tax assets	¥28,286

(2) Fixed assets:

Deferred tax assets	(Millions of Yen)
Liability for retirement benefits	¥21,508
Tax loss carryforwards	3,381
Deferred assets for income tax purposes	3,240
Other	5,278
Sub-total	¥33,407
Less valuation allowance	(3,376)
Total deferred tax assets	¥30,031
Deferred tax liabilities	
Net unrealized (gain) on available-for-sale securities	(¥6,410)
Depreciation	(2,128)
Other	(1,014)
Total deferred tax liabilities	(9,553)
Net deferred tax assets(*)	¥20,477

*Note: Net deferred tax asset has been presented as follows in the balance sheet:

	(Millions of Yen)
Fixed assets–Deferred tax assets	¥20,572
Long-term liabilities–Deferred tax liabilities	¥95

April 1, 2003 – March 31, 2004	April 1, 2004 – March 31, 2005
2. Since the effective income tax rates of the Company differed from the statutory tax rate by less than or equal to 5% disclosure of details is omitted.	2. Reconciliation between the effective income tax rate of the Company and the statutory tax rate: (%) Statutory tax rate of the Company 41.0 (Reconciliation) Expenses not permanently deductible for income tax purposes, such as entertainment expense 2.2 Tax credit for experiment and research expenses (5.8) Difference in statutory tax rate of subsidiaries (1.3) Valuation allowance 1.5 Other (1.3) Effective income tax rates 36.3

12. SECURITIES

1. MARKET VALUE OF HELD-TO-MATURITY SECURITIES

(Millions of Yen)

	Period Ended Mar-31-2004			Period Ended Mar-31-2005		
Carrying amounts lower than aggregated fair value	Carrying amount	Aggregated fair value	Unrealized gain	Carrying amount	Aggregated fair value	Unrealized gain
1. Government bonds	–	–	–	–	–	–
2. Corporate bonds	¥20,811	¥20,937	¥125	¥26,103	¥26,279	¥176
3. Other	23,997	24,003	6	9,398	9,403	5
Sub-total	¥44,808	¥44,940	¥132	¥35,501	¥35,683	¥181
Carrying amounts higher than aggregated fair value	Carrying amount	Aggregated fair value	Unrealized loss	Carrying amount	Aggregated fair value	Unrealized loss
1. Government bonds	–	–	–	–	–	–
2. Corporate bonds	¥20,412	¥20,301	(¥111)	¥14,166	¥13,969	(¥197)
3. Other	3,999	3,999	(0)	21,498	21,497	(1)
Sub-total	¥24,412	¥24,301	(¥111)	¥35,665	¥35,466	(¥198)
TOTAL	¥69,221	¥69,242	¥21	¥71,166	¥71,149	(¥16)

2. MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

	Period Ended Mar-31-2004			Period Ended Mar-31-2005		
Carrying amounts exceeding cost	Cost	Carrying amount	Unrealized gain	Cost	Carrying amount	Unrealized gain
1. Stocks	¥13,204	¥28,080	¥14,875	¥18,462	¥34,502	¥16,039
2. Bonds	211	211	0	–	–	–
Government bonds	–	–	–	–	–	–
Corporate bonds	211	211	0	–	–	–
3. Other	6,776	6,878	101	5,007	5,029	21
Sub-total	¥20,192	¥35,170	¥14,977	¥23,470	¥39,531	¥16,061
Carrying amounts lower than cost	Cost	Carrying amount	Unrealized loss	Cost	Carrying amount	Unrealized loss
1. Stocks	¥888	¥764	(¥123)	¥15	¥15	(¥0)
2. Bonds	–	–	–	40	40	–
Government bonds	–	–	–	40	40	–
Corporate bonds	–	–	–	–	–	–
3. Other	2,773	2,753	(19)	2,572	2,525	(47)
Sub-total	¥3,661	¥3,518	(¥142)	¥2,628	¥2,581	(¥47)
TOTAL	¥23,854	¥38,689	¥14,834	¥26,099	¥42,113	¥16,013

Note(s):

In the period ended March 31, 2005, the impairment loss associated with the fair market value determination of available-for-sale securities was ¥17 million.

(Impairment loss in the period ended March 31, 2004 was ¥–.)

The impairment loss associated with available-for-sale securities is recognized when the market value at the period end becomes less than half of the carrying cost, except when it is anticipated that the market value is recoverable. The loss is also recognized when the decline in value at the period end is between 30% and 50% of the carrying amount, judging from the transition of market price and the fair value at period end, except when it is anticipated that the market value is recoverable.

3. OTHER MARKETABLE SECURITIES SOLD DURING THE FISCAL YEAR PERIOD

(Millions of Yen)

(April 1, 2003 – March 31, 2004)			(April 1, 2004 – March 31, 2005)		
Sales amount	Gain on sales	Loss on sales	Sales amount	Gain on sales	Loss on sales
¥1,645	¥21	¥62	¥2,176	¥1,160	¥12

4. HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES OF WHICH FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

	Period Ended March 31, 2004	Period Ended March 31, 2005
1. Held-to-Maturity Securities		
Unlisted foreign bonds	–	–
2. Available-for-sale securities		
Unlisted stocks, except OTC traded stocks	¥4,221	¥4,063
MMF, etc.	35,024	42,171
Preferred investment securities	5,000	5,000
Unlisted bonds	¥28,097	¥17,132

5. THE CARRYING VALUES OF AVAILABLE-FOR-SALE AND HELD-TO- MATURITY SECURITIES AT CONTRACTUAL MATURITIES AS OF MARCH 31, 2005

(Millions of Yen)

	Period Ended Mar-31-2004				Period Ended Mar-31-2005			
	Due within 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years	Due within 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
I. Bonds	¥60,707	¥24,309	¥12,513	–	¥49,702	¥28,075	¥10,493	–
Government bonds	–	–	–	–	40	–	–	–
Corporate bonds	33,110	23,909	12,513	–	18,964	27,875	10,493	–
Other	27,596	399	–	–	30,697	199	–	–
II. Other	2,457	1,276	–	–	822	870	–	–
Total	¥63,165	¥25,585	¥12,513	–	¥50,525	¥28,945	¥10,493	–

13. DERIVATIVE FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RELATED DERIVATIVES

(Millions of Yen)

	Period Ended Mar-31-2004				Period Ended Mar-31-2005			
	Contracted amount		Fair value	Unrealized gain (loss)	Contracted amount		Fair value	Unrealized gain (loss)
		Over 1 Year				Over 1 Year		
Foreign currency Forward contracts								
Payables: U.S. dollar	¥6,470	_	¥6,284	¥185	¥11,135	_	¥11,348	(¥213)
Euro	854	_	812	41	_	_	_	_
Receivables: Yen	¥613	_	¥603	(10)	¥172	_	¥171	(0)
Total	_	_	_	¥217	_	_	_	(¥214)

Note:

Period Ended Mar-31-2004	Period Ended Mar-31-2005
1. Market value calculation methods: The fair market values of these quotations were estimated based on forward market quotations.	1. Market value calculation methods: Same as in the left.
2. Contracts processed by hedge accounting are non-disclosed.	2. Same as in the left.

14. PENSION PLANS AND RETIREMENT BENEFIT COST

<table>
<tr><th>Period Ended Mar-31-2004</th><th>Period Ended Mar-31-2005</th></tr>
<tr><td>1. Outline of pension plan:

The Parent Company:

The Parent Company adopts the defined-benefit type of a stand-alone employees' welfare plan and a termination allowance plan, 45% of which is contributed to the employees' pension fund.

In some cases the Parent Company may pay additional severance.

The Parent Company obtained approval from Japan's Minister of Health, Labour and Welfare for exemption from the benefit obligation of the substitutional retirement portion of the Eisai Welfare Pension Fund on August 29, 2003.</td><td>1. Outline of pension plan:

The Parent Company:

The Parent Company adopts a defined-benefit pension plan and a termination allowance plan, 45% of which is contributed to the defined-benefit pension plan fund.

In some cases the Parent Company may pay additional severance.

The Parent Company obtained approval for transfer of the substitutional portion of past pension obligations to the government and for implementation of defined-benefit pension plan on December 1, 2004. The Parent Company transferred the substitutional portion of the pension obligations of ¥19,286 million and related assets to the government on March 25, 2005. The Parent Company recorded unrecognized actuarial loss for the difference between the plan assets to be transferred to the government measured at the date of approval for transfer of the substitutional portion of future pension obligations and the balance of the retirement benefit liabilities actually transferred.</td></tr>
<tr><td>Consolidated subsidiaries:

Certain subsidiaries in Japan adopt the defined-benefit pension type of a joint pension plan, an approved pension scheme and a termination allowance plan. Certain overseas subsidiaries outside Japan adopt a defined contribution plan as well as a defined-benefit plan.

In some cases these companies may pay additional severance.</td><td>Consolidated subsidiaries:

Same as at the left</td></tr>
<tr><td>2. (Liability) asset for employees' retirement benefits at March 31, 2004

(Millions of Yen)
Projected benefit obligation (¥121,685)
Fair value of plan asset 61,065
Net unfunded liability (60,620)
Unrecognized transitional obligation 2,979
Unrecognized actuarial loss 12,390
Unrecognized prior service cost (Note 1) (4,628)
Net liability for retirement benefits (¥49,877)
Notes:
(1) Reflects the changes in guarantee period and relevant regulation.
(2) Certain consolidated subsidiaries' retirement allowances are calculated according to a</td><td>2. (Liability) asset for employees' retirement benefits at March 31, 2005

(Millions of Yen)
Projected benefit obligation (¥125,701)
Fair value of plan asset (Note 1) 85,450
Net unfunded liability (40,250)
Unrecognized actuarial loss 9,650
Unrecognized prior service cost (Note 2) (1,909)
Net liability for retirement benefits (¥32,509)
Notes:
(1) On March 31, 2005, the Parent Company contributed ¥20,000 million to the employee retirement benefit trust for the Parent Company's termination allowance plan.
(2) Reflects the changes in guarantee period and</td></tr>
</table>

Period Ended Mar-31-2004	Period Ended Mar-31-2005
simple method.	relevant regulation. (3) Certain consolidated subsidiaries' retirement allowances are calculated according to a simple method.
3. Components of the net employees' retirement benefit costs: (Millions of Yen) Service cost (Note 1,3) ¥4,986 Interest costs 3,229 Expected return on plan assets (1,489) Additional severance payment 679 Amortization of transitional obligation 3,188 Recognized actuarial loss 9,768 Amortization of prior service cost (Note 2) (3,237) Contribution and others 952 Net periodic benefit costs ¥18,078 Gain on exemption from obligation of substitutional Portion of employees' Welfare Pension Fund (¥3,732) Total ¥14,346 Notes: (1) After deduction of the amounts borne by employees in accordance with the Japanese Welfare Pension Law. (2) Reflects the current amortization of prior service cost described in Note (1) of "2. (Liability) asset for employees retirement benefits." (3) Includes all benefit costs of consolidated subsidiaries utilizing the simple method for pension obligations.	3. Components of the net employees' retirement benefit costs: (Millions of Yen) Service cost (Note 1) ¥4,679 Interest costs 2,949 Expected return on plan assets (2,359) Additional severance payment 102 Amortization of transitional obligation 2,950 Recognized actuarial loss 5,850 Amortization of prior service cost (Note 2) (3,111) Contribution and others 719 Net periodic benefit costs ¥11,781 Notes: (1) Includes all benefit costs of consolidated subsidiaries utilizing the simple method for pension obligations. (2) Reflects the current amortization of prior service cost described in Note (2) of "2. (Liability) asset for employees retirement benefits."
4. Pension benefit assumptions for the year ended March 31, 2004: Method of calculation of projected benefit obligations: Straight-line method over the average years of service Discount rate Principally 2.5 % Expected rate of return on plan assets Principally 3.0% Amortization period of prior service cost 5 years straight-line method Recognition period of actuarial gain/loss Straight-line method over 5 years from the following fiscal year Amortization period of transitional obligation 5 years straight-line method	4. Pension benefit assumptions for the year ended March 31, 2005: Method of calculation of projected benefit obligations: Straight-line method over the average years of service Discount rate Principally 2.5 % Expected rate of return on plan assets Principally 4.0% Amortization period of prior service cost 5 years straight-line method Recognition period of actuarial gain/loss Straight-line method over 5 years from the following fiscal year Amortization period of transitional obligation 5 years straight-line method

Period Ended Mar-31-2004	Period Ended Mar-31-2005
5. Plan Assets of Joint Pension Plan Established by Multiple Entities: ¥2,440 mil. Note: Two consolidated domestic subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts is noted above.	5. Plan Assets of Joint Pension Plan Established by Multiple Entities: ¥2,665 mil. Note: Three consolidated domestic subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts is noted above.

15. THE PREMISE OF A GOING CONCERN

There were no events or conditions that might be indicative of significant doubt of the entity's ability to continue as a going concern in the previous and present fiscal years.

16. ASSETS, EARNINGS PER SHARE

Period Ended Mar-31-2004		Period Ended Mar-31-2005	
Equity value per share	¥1,457.47	Equity value per share	¥1,608.22
Earnings per share	¥172.11	Earnings per share	¥193.39
Fully diluted earnings per share	¥172.11	Fully diluted earnings per share	¥193.34

Note: The basis of the report of net earnings per share and fully diluted earnings per share are as follows:

	Period Ended March 31- 2004	Period Ended March 31- 2005
Net earnings per share:		
Net income (mil. yen)	50,148	55,505
Amount not attributed to common share (mil. yen)	34	–
[Bonuses to directors through appropriation of earnings] (mil. yen)	[34]	[–]
Net income on common shares (mil. yen)	50,114	55,505
Average number of common shares outstanding (thousand shares)	291,169	287,006
Fully diluted earning per share:		
Increased number of common shares (thousand shares)	14	85
[New share subscription rights] (thousand shares)	[4]	[32]
[Pre-emptive rights] (thousand shares)	[10]	[52]
Diluted securities with no dilutive effects, which were not included in fully diluted net earnings per share.	Type of pre-emptive rights (Number of shares to which the new share subscription rights to be applied: 142 thousand shares) Type of new share subscription rights (Number: 1,750 units)	————

17. PRODUCTION, RECEIVED ORDER AND SALES INFORMATION

1. Production Results

(1) Production results

(Millions of Yen)

Segment	Apr-1-2003 to Mar-31-2004 Amount	Apr-1-2004 to Mar-31-2005 Amount
Pharmaceuticals	¥454,392	¥506,764
Other	8,597	8,305
Total	¥462,989	¥515,069

Note: 1. The amounts are evaluated by sales price and those arising from intersegment trades are balanced out.
2. The above figures do not include consumption tax.

(2) Product purchases

(Millions of Yen)

Segment	Apr-1-2003 to Mar-31-2004 Amount	Apr-1-2004 to Mar-31-2005 Amount
Pharmaceuticals	¥18,393	¥18,545
Other	9,494	8,925
Total	¥27,887	¥27,469

Note: 1. The amounts are evaluated by purchase price and those arising from intersegment trades are balanced out.
2. The above figures do not include consumption tax.

2. Received Order

The Company did not produce by sales order. Production was made based on sales forecasts.

3. Sales Results by business and geographical segment

(Millions of Yen, %)

Sales results by business and geographical segment	April-1-2003 to March-31-2004		April-1-2004 to March-31-2005	
	Amount	%	Amount	%
Pharmaceuticals	¥476,761	95.3	¥510,981	95.9
Japan	239,775	47.9	247,688	46.5
North America	193,546	38.7	213,465	40.1
Europe	33,578	6.7	37,919	7.1
Asia and Others	9,861	2.0	11,908	2.2
Others	23,402	4.7	22,030	4.1
Japan	21,170	4.2	20,579	3.8
Outside Japan	2,232	0.5	1,450	0.3
Total	¥500,164	100.0	¥533,011	100.0

Notes: 1. The amounts arising from intersegment trades are balanced out.
2. Sales amounts do not include consumption taxes.
3. Sales results have been calculated by business and geographical segments.

18-1) CONSOLIDATED STATEMENTS OF INCOME
Fourth Quarter of FY2003 and FY2004 (three months ended March 31)

	January 1, 2004 - March 31, 2004			January 1, 2005 - March 31, 2005			Increase/ Decrease
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		¥122,419	100.0		¥128,584	100.0	¥6,165
Cost of sales		23,772	19.4		22,886	17.8	(886)
Gross profit on sales		98,646	80.6		105,698	82.2	7,051
Provision of reserve for sales returns		(63)	(0.0)		(53)	(0.0)	10
Gross profit		98,710	80.6		105,751	82.2	7,041
Selling, general and administrative expenses							
Research and development expenses	18,417		[15.0]	21,319		[16.6]	
Selling, general and administrative expenses	63,087	81,504	66.5	65,910	87,229	67.8	5,724
Operating income		17,205	14.1		18,522	14.4	1,316
Non-operating income		670	0.5		857	0.7	186
Non-operating expenses		186	0.2		109	0.1	(77)
Ordinary income		17,689	14.4		19,269	15.0	1,580
Special income		158	0.2		(26)	(0.0)	(185)
Special loss		3,920	3.2		847	0.7	(3,073)
Income before income taxes and minority interests		13,926	11.4		18,395	14.3	4,468
Income taxes-current	11,040			11,081			
Income taxes-deferred	(6,213)	4,827	4.0	(4,162)	6,918	5.4	2,091
Minority interests		(705)	(0.6)		34	0.0	739
Net income		¥9,805	8.0		¥11,442	8.9	¥1,637

CONSOLIDATED STATEMENTS OF CASH FLOWS
Fourth Quarter of FY2003 and FY2004 (three months ended March 31)

Account Title	January 1, 2004 - March 31, 2004 (Millions of Yen)	January 1, 2005 - March 31, 2005 (Millions of Yen)	Increase/ Decrease (Millions of Yen)
I. Operating activities:			
Income before income taxes and minority interests	¥13,926	¥18,395	
Depreciation and amortization	4,983	6,581	
Increase (Decrease) in allowance for doubtful receivables	112	62	
Interest and dividend income	(453)	(593)	
Interest expense	8	31	
Equity in (earnings) loss of associated companies	(39)	(6)	
(Gain) Loss on sales and disposal of fixed assets	1,785	351	
Provision for liability for retirement benefits	2,780	2,206	
(Gain) Loss on sales of short-term investments and investment securities	45	(1)	
Loss on impairment of securities	–	1	
(Increase) Decrease in trade receivables	7,322	3,279	
(Increase) Decrease in inventories	(708)	(696)	
Increase (Decrease) in trade payables	(1,740)	(2,207)	
Increase (Decrease) in other current liabilities	8,442	(1,908)	
Increase (Decrease) in reserve for sales rebates	(9,379)	(4,316)	
Other	(2,239)	(3,602)	
Sub-total	24,848	17,578	(7,269)
Interest and dividends received	393	573	
Interest paid	–	(36)	
Contribution to employee retirement benefit trust	–	(20,000)	
Income taxes paid	(2,120)	(1,937)	
Net cash provided by operating activities	23,120	(3,822)	(26,942)
II. Investing activities:			
Purchases of short-term investments	(1,293)	(40)	
Proceeds from sales and redemptions of short-term investments	3,915	3,935	
Purchases of property, plant and equipment	(5,795)	(4,126)	
Proceeds from sales of property, plant and equipment	635	11	
Purchases of intangible assets	(1,286)	(5,018)	
Purchases of investment securities	(4,535)	(5,654)	
Proceeds from sales and redemptions of investment securities	5,125	57	
Net (increase) decrease in time deposits (exceeding 3 months)	(171)	30	
Other	653	2,824	
Net cash used in investing activities	(2,752)	7,979	(5,226)
III. Financing activities:			
Net increase (decrease) in short-term borrowings	173	110	
Redemption of corporate bond	(100)	–	
Purchase of treasury stock	(11,400)	–	
Other	(51)	(2)	
Net cash used in financing activities	(11,378)	108	11,486
IV. Effect of exchange rate changes on cash and cash equivalents	(975)	1,502	2,477
V. Net increase (decrease) in cash and cash equivalents	8,014	(10,191)	(18,205)
VI. Cash and cash equivalents at beginning of period	138,102	152,620	14,518
VII. Cash and cash equivalents at end of period	¥146,116	¥142,429	(¥3,687)

18-3) SEGMENT INFORMATION
Fourth Quarter of FY2003 and FY2004 (three months ended March 31)

1. Business Segment Information

(1) For the fourth quarter, ended March 31, 2004 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥116,568	¥5,850	¥122,419	–	¥122,419
(2) Intersegment sales	46	4,648	4,694	(¥4,694)	–
Total sales	116,614	10,499	127,113	(4,694)	122,419
Operating expenses	99,123	10,107	109,231	(4,017)	105,213
Operating income	¥17,490	¥391	¥17,882	(¥677)	¥17,205

(2) For the fourth quarter, ended March 31, 2005 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥123,321	¥5,262	¥128,584	–	¥128,584
(2) Intersegment sales	25	5,861	5,887	(¥5,887)	–
Total sales	123,347	11,124	134,472	(5,887)	128,584
Operating expenses	104,707	10,410	115,117	(5,055)	110,062
Operating income	¥18,639	¥714	¥19,354	(¥832)	¥18,522

Notes:

1. The Company classifies consolidated operations into two segments: 'Pharmaceuticals' including prescription pharmaceuticals and 'Others' which encompasses all operations other than pharmaceuticals.

2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals; etc.
Others	Food additives; Chemicals; Machinery; Others

2. Geographical Segment Information

(1) For the fourth quarter, ended March 31, 2004 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥61,284	¥50,178	¥8,296	¥2,660	¥122,419	–	¥122,419
(2) Intersegment sales	13,790	4,299	1,387	32	19,511	(19,511)	–
Total sales	75,075	54,477	9,684	2,693	141,930	(19, 511)	122,419
Operating expenses	62,715	51,594	8,885	2,321	125,517	(20,303)	105,213
Operating income	¥12,359	¥2,883	¥798	¥371	¥16,413	¥792	¥17,205

(2) For the fourth quarter, ended March 31, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥62,387	¥53,972	¥8,924	¥3,300	¥128,584	–	¥128,584
(2) Intersegment sales	17,654	5,428	2,178	5	25,267	(25,267)	–
Total sales	80,042	59,400	11,102	3,305	153,851	(25,267)	128,584
Operating expenses	64,584	57,857	10,094	3,071	135,608	(25,546)	110,062
Operating income	¥15,457	¥1,542	¥1,008	¥233	¥18,242	¥279	¥18,522

Notes:

1. Segmentation by country or region is based on geographical proximity.

2. Major areas and countries included in each category:
   - -North America: The United States and Canada
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East and South-East Asia, Central and South America, etc.

3. Intersegment sales in Japan principally represent product sales from Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company') to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from the overseas subsidiaries, which manage research and development for the Parent Company.

3. Overseas Sales

(1) For the fourth quarter, ended March 31, 2004 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥52,583	¥12,836	¥3,139	¥68,559
2. Consolidated sales				¥122,419
3. Share of overseas sales	42.9%	10.5%	2.6%	56.0%

(2) For the fourth quarter, ended March 31, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥56,225	¥12,850	¥3,764	¥72,840
2. Consolidated sales				¥128,584
3. Share of overseas sales	43.7%	10.0%	2.9%	56.6%

Notes:

1. Segmentation of the areas is based on geographical proximity.

2. Major areas and countries included in this category:

-North America:	The United States and Canada.
-Europe:	The United Kingdom, France, Germany, etc.
-Asia and Other:	East and South-East Asia, Central and South America, etc.

3. Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

EISAI CO., LTD. NON-CONSOLIDATED ANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
May 16, 2005

On May 16, 2005, Eisai Co., Ltd., announced non-consolidated annual financial results for the fiscal year ended March 31, 2005.

- Date of the Board of Directors' Meeting for presentation of non-consolidated annual financial results: May 16, 2005
- Due date of beginning a fiscal year-end dividend payment: June 1, 2005
- Date of General Shareholders' Meeting: June 24, 2005
- Eisai Co., Ltd., is listed on the First Sections of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities code number: 4523
- Payment of Interim Dividend: Yes
- Stock Unit: The number of shares constituting one unit: 100 shares
- Representative of corporation: Haruo Naito, Director and President & CEO
- Inquiries should be directed to: Hiroyuki Mitsui, Vice President, Corporate Communications

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: 81-3-3817-5085
URL: http//www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. NON-CONSOLIDATED ANNUAL FINANCIAL RESULTS

(APRIL 1, 2004 – MARCH 31, 2005)

(1) RESULTS OF ANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2004-March 31, 2005	¥307,936 mil.	1.4%	¥67,634 mil.	0.9%	¥69,115 mil.	3.8%
April 1, 2003-March 31, 2004	¥303,626 mil.	4.8%	¥67,057 mil.	2.7%	¥66,559 mil.	2.7%

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
April 1, 2004-March 31, 2005	¥43,498 mil.	3.9%	¥151.56	¥151.51	10.4%	13.2%	22.4%
April 1, 2003-March 31, 2004	¥41,883 mil.	22.6%	¥143.73	¥143.72	10.7%	13.3%	21.9%

Note 1: Average number of shares outstanding:
- Fiscal year ended March 31, 2005: 287,006,807 shares
- Fiscal year ended March 31, 2004: 291,169,072 shares

Note 2: There have not been changes in accounting methods used by Eisai Co., Ltd. (hereinafter referred to as 'the Company') during the period ended March 31, 2005 and 2004.

Note 3: Percentage increase (decrease) compares periods ended March 31, 2005 and 2004.

(2) DIVIDENDS

Period	Dividends per Share			Dividends Paid (Annual)	Payout Ratio	Dividends on Equity
	Annual	Interim	Year End			
April 1, 2004-March 31, 2005	¥56.00	¥21.00	¥35.00	¥16,045 mil.	36.9%	3.7 %
April 1, 2003-March 31, 2004	¥36.00	¥18.00	¥18.00	¥10,432 mil.	25.0%	2.6 %

(3) FINANCIAL POSITION

Year End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
March 31, 2005	¥530,599 mil.	¥431,735 mil.	81.4%	¥1,510.69
March 31, 2004	¥515,630 mil.	¥405,085 mil.	78.6%	¥1,407.52

Note 1: Number of shares issued and outstanding:
- As of March 31, 2005: 285,785,747 shares
- As of March 31, 2004: 287,777,270 shares

Note 2: Treasury Stock (shares):
- As of March 31, 2005: 10,781,202 shares
- As of March 31, 2004: 8,789,679 shares

2. NON-CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2006

Period	Net Sales	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	Annual
April 1, 2005-September 30, 2005	¥157,000 mil.	¥31,500 mil.	¥20,500 mil.	¥40.00	_	_
April 1, 2005-March 31, 2006	¥320,000 mil.	¥66,000 mil.	¥41,500 mil.	_	¥40.00	¥80.00

Note: Forecasted Annual Earnings per Share (EPS): ¥145.21
Assumptions associated with the above forecast are noted on page 23-24 of the Consolidated Subsidiaries Annual Financial Report Release.

All figures less than ¥1,000,000 have been omitted.

1-1) NON-CONSOLIDATED BALANCE SHEET (ASSETS)

Account Title	Note	The 92nd Period March 31, 2004 (Millions of Yen)		(%)	The 93rd Period March 31, 2005 (Millions of Yen)		(%)	Increase/ Decrease (Millions of Yen)
ASSETS								
Current assets:								
Cash and cash in bank			¥42,274			¥30,854		
Notes receivable-trade	2		11,560			7,720		
Accounts receivable-trade	2		102,219			107,283		
Short-term investments			52,032			50,354		
Merchandise			6,079			4,825		
Finished goods			7,406			7,003		
Semi-finished goods			6,659			7,753		
Raw materials			3,460			3,599		
Work in process			771			804		
Supplies			1,197			1,267		
Advances			69			–		
Deferred tax assets			12,072			15,876		
Short-term loans receivable	2		8,708			6,475		
Other current assets			7,139			5,474		
Allowance for doubtful receivables			(8)			(6)		
Total current assets			261,640	50.7		249,288	47.0	(12,351)
Fixed assets:								
Property, plant and equipment								
Buildings	4	96,954			106,320			
Accumulated depreciation		57,564	39,390		60,360	45,959		
Structures	4	7,504			7,978			
Accumulated depreciation		5,370	2,133		5,527	2,450		
Machinery and equipment	4	68,600			74,270			
Accumulated depreciation		55,354	13,246		57,638	16,631		
Vehicle and delivery equipment		395			431			
Accumulated depreciation		350	44		332	98		
Tools, furniture, and fixtures	4	29,039			30,335			
Accumulated depreciation		22,579	6,460		23,212	7,122		
Land			10,609			10,434		
Construction in progress			7,275			1,403		
Total property, plant and equipment			79,159	15.4		84,101	15.8	4,942
Intangible assets								
Patents			115			99		
Software			10,882			10,529		
Telephone subscription rights			118			119		
Utility rights			127			116		
Sales rights			–			6,979		
Other intangible assets			0			1		
Total intangible assets			11,243	2.2		17,846	3.4	6,602
Investments and other assets								
Investments securities			71,827			79,503		
Investment securities in subsidiaries and associated companies			42,508			53,475		
Investments			141			–		
Investments in subsidiary			3,781			–		
Long-term loans receivable			25			96		
Long-term loans to employees			4			–		
Long-term loans to subsidiaries			2,428			2,570		
Long-term prepaid expenses			2,752			1,327		
Deferred tax assets			17,013			19,746		
Insurance reserve			22,709			22,700		
Guarantee money paid			2,292			2,055		
Other assets			2,834			2,784		
Allowance for doubtful receivables			(4,731)			(4,897)		
Total investments and other assets			163,587	31.7		179,363	33.8	15,776
Total fixed assets			253,990	49.3		281,311	53.0	27,321
Total			¥515,630	100.0		¥530,599	100.0	¥14,969

1-2) NON-CONSOLIDATED BALANCE SHEET (LIABILITIES AND SHAREHOLDERS' EQUITY)

		The 92nd Period March 31, 2004			The 93rd Period March 31, 2005			Increase/ Decrease
Account Title	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities:								
Notes payable-trade			¥729			¥210		
Accounts payable-trade			6,360			5,057		
Accounts payable-other	2		20,242			21,089		
Accrued expenses			13,519			14,616		
Income taxes payable			12,590			16,150		
Consumption tax payable			369			–		
Advances received			49			–		
Deposits payable	2		6,639			9,126		
Reserve for sales rebates			1,001			863		
Reserve for sales returns			573			444		
Reserve for disposal of goods returned			313			349		
Other current liabilities			–			9		
Total current liabilities			62,390	12.1		67,918	12.8	5,528
Long-term liabilities:								
Liability for retirement benefits			46,468			28,857		
Retirement allowances for directors			1,686			2,089		
Total long-term liabilities			48,155	9.3		30,946	5.8	(17,208)
Total liabilities			110,545	21.4		98,864	18.6	(11,680)
Shareholders' equity:								
Common stock	1		44,985	8.7		44,985	8.5	–
Capital surplus								
Additional paid-in capital			55,222			55,222		
Total capital surplus			55,222	10.7		55,222	10.4	–
Retained earnings								
Legal reserve			7,899			7,899		
Voluntary reserves:								
Reserve for the reduction of fixed assets		124			123			
General reserve		270,880	271,004		300,880	301,003		
Unappropriated retained earnings for the period			43,566			45,806		
Total retained earnings			322,470	62.6		354,710	66.9	32,239
Net unrealized gain on available-for-sale securities	5		8,393	1.6		8,961	1.7	568
Treasury stock	1		(25,987)	(5.0)		(32,144)	(6.1)	(6,157)
Total shareholders' equity			405,085	78.6		431,735	81.4	26,649
Total			¥515,630	100.0		¥530,599	100.0	¥14,969

2. NON-CONSOLIDATED STATEMENTS OF INCOME

		The 92nd Period Apr. 1, 2003 - Mar. 31, 2004			The 93rd Period Apr. 1, 2004 - Mar. 31, 2005			Increase/ Decrease
Account Title	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales	2		¥303,626	100.0		¥307,936	100.0	¥4,309
Cost of sales	1		83,532	27.5		77,652	25.2	(5,880)
Gross profit on sales			220,094	72.5		230,283	74.8	10,189
Provision (Reversal) of reserve for sales returns			41	0.0		(129)	(0.0)	(171)
Gross profit			220,052	72.5		230,413	74.8	10,360
Selling, general and administrative expenses								
Research and development expenses	1	67,381		[22.2]	77,128		[25.0]	
Selling, general and administrative expenses		85,613	152,995	50.4	85,649	162,778	52.8	9,783
Operating income			67,057	22.1		67,634	22.0	577
Non-operating income								
Interest income		82			69			
Interest on securities		405			354			
Dividend income		500			544			
Rents income	2	486			429			
Foreign exchange gain		–			202			
Other non-operating income		200	1,674	0.5	364	1,964	0.6	290
Non-operating expenses								
Interest expenses		32			40			
Assets lent to others expenses		146			124			
Foreign exchange loss		1,272			–			
Depreciation		279			151			
Other non-operating expenses		441	2,172	0.7	166	483	0.2	(1,688)
Ordinary Income			66,559	21.9		69,115	22.4	2,556
Special gain								
Gain on sales of fixed assets	3	1			180			
Gain on sales of investment securities		–			1,149			
Reversal of allowance for doubtful receivables		986			–			
Gain on exemption from obligation of substitutional portion of employees' Welfare Pension Fund		3,732			–			
Other special gain		–	4,719	1.6	9	1,339	0.5	(3,379)
Special loss								
Loss on disposal of fixed assets	4	744			520			
Provision for allowance for doubtful receivables		322			–			
Loss on impairment of investment securities		97			–			
Loss on litigation	5	422			1,434			
Loss on disposal of inventories		–			352			
Other special loss		486	2,072	0.7	359	2,667	0.9	594
Income before income taxes			69,205	22.8		67,788	22.0	(1,417)
Income taxes-current		31,704			31,204			
Income taxes-deferred		(4,381)	27,322	9.0	(6,913)	24,290	7.9	(3,032)
Net income			41,883	13.8		43,498	14.1	1,614
Retained earnings brought forward			6,935			8,352		
Loss on disposal of treasury stock			–			1		
Interim dividends paid			5,252			6,043		
Unappropriated retained earnings for the period			¥43,566			¥45,806		¥2,240

3. NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (for reference)

Account Title	Note	The 92nd Period Apr. 1, 2003 - Mar. 31, 2004 (Millions of Yen)	The 93rd Period Apr. 1, 2004 - Mar. 31, 2005 (Millions of Yen)	Increase/ Decrease (Millions of Yen)
I. Operating activities:				
Income before income taxes		¥69,205	¥67,788	
Depreciation and amortization		13,628	14,261	
Increase (Decrease) in allowance for doubtful receivables		(688)	162	
Interest and dividend income		(987)	(968)	
Interest expense		32	40	
(Gain) Loss on sales and disposal of fixed assets		743	339	
Provision for liability for retirement benefits		11,853	6,425	
Gain on exemption from obligation of substitutional portion of employees' Welfare Pension Fund		(3,732)	–	
(Gain) Loss on sales of short-term investments and investment securities		2	(1,149)	
Loss on impairment of securities		97	63	
(Increase) Decrease in trade receivables		(9,287)	(1,225)	
(Increase) Decrease in inventories		235	322	
Increase (Decrease) in trade payables		(928)	(1,822)	
Increase (Decrease) in other current liabilities		3,795	3,527	
Increase (Decrease) in reserve for sales rebates		208	(138)	
Other		(4,655)	(5,536)	
Sub-total		79,523	82,090	2,567
Interest and dividends received		1,098	1,027	
Interest paid		(32)	(40)	
Contribution to employee retirement benefit trust		–	(20,000)	
Income taxes paid		(37,282)	(28,036)	
Net cash provided by operating activities		43,307	35,040	(8,266)
II. Investing activities:				
Proceeds from sales and redemptions of short-term investments		7,830	6,300	
Purchases of property, plant and equipment		(14,769)	(15,584)	
Proceeds from sales of property, plant and equipment		447	405	
Purchases of intangible fixed assets		(2,811)	(8,598)	
Purchases of investment securities		(9,576)	(15,257)	
Proceeds from sales and redemptions of investment securities		3,826	8,039	
Investments in subsidiaries and associated companies		(34)	(4,669)	
Other		(528)	3,288	
Net cash used in investing activities		(15,616)	(26,076)	(10,460)
III. Financing activities:				
Purchase of treasury stock		(11,400)	(6,087)	
Dividends paid		(9,920)	(11,223)	
Other		(35)	(71)	
Net cash used in financing activities		(21,355)	(17,382)	3,973
IV. Effect of exchange rate changes on cash and cash equivalents		(57)	0	57
V. Net increase (decrease) in cash and cash equivalents		6,277	(8,417)	(14,695)
VI. Cash and cash equivalents at beginning of period		81,649	87,926	6,277
VII. Cash and cash equivalents at end of period		¥87,926	¥79,509	(¥8,417)

4. NON-CONSOLIDATED APPROPRIATIONS OF RETAINED EARNINGS

(Millions of Yen)

	The 92nd Period June 24, 2004 (By General Shareholders' Meeting)		The 93rd Period May 16, 2005 (expected) (By Board Meeting)	
Unappropriated retained earnings		¥43,566		¥45,806
Reversals of voluntary reserves				
Reversals of reserve for the reduction of fixed assets	0	0	0	0
Total		43,567		45,807
Appropriation of retained earnings				
- Dividends	5,179		10,002	
- Bonuses to directors	34		–	
- Voluntary reserves				
-General reserve	30,000	35,214	23,000	33,002
Retained Earnings Carried Forward		¥8,352		¥12,805

Notes:

1. Dividends for treasury stock of 10,781,202 shares are excluded from dividends shown above.
2. On December 3, 2004, 6,043 million yen (21.00 yen per share) was paid as an interim dividend.

BASIS OF PRESENTING ANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS

The 92nd Period April 1, 2003 - March 31, 2004	The 93rd Period April 1, 2004 - March 31, 2005
1. Marketable and Investment Securities: (1) Held-to-Maturity Securities: Held-to-Maturity Securities are stated at amortized cost. (Straight-line method) (2) Investment Securities in Subsidiaries and Associated Companies: Investment securities in subsidiaries and associated companies are stated at cost determined by the moving average method. (3) Available-for-Sale Securities: Marketable securities: Stated at fair value on the closing date of the period with unrealised gains and losses, net of applicable taxes, booked in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by moving average method.	1. Marketable and Investment Securities: (1) Held-to-Maturity Securities: Same as at the left. (2) Investment Securities in Subsidiaries and Associated Companies: Same as at the left. (3) Available-for-Sale Securities: Same as at the left.
2. Derivatives: Derivatives are stated at fair market value.	2. Derivatives: Same as at the left.
3. Inventories: Merchandise, finished goods, semi-finished goods, work in process, raw materials, and other stored items are stated at cost determined by the average method.	3. Inventories: Same as at the left.
4. Depreciation of Fixed Assets: (1) Property, plant and equipment: Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets. The ranges of useful lives of assets are as follows: Buildings 15 to 65 years Machinery & Equipment 6 to 7 years	4. Depreciation of Fixed Assets: (1) Property, plant and equipment: Same as at the left.
(2) Intangible assets: Intangible assets are carried at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software used internally is computed by the straight-line method over useful lives of five years.	(2) Intangible assets: Same as at the left.
5. Translation of Foreign Currency into Yen: Monetary receivables and payables denominated in foreign currencies are translated into yen at the exchange rate at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income.	5. Translation of Foreign Currency into Yen: Same as at the left.
6. Accounting Standards for Reserves: (1) Allowance for doubtful receivables: The allowance for doubtful receivables is stated at amounts considered to be appropriate based on the	6. Accounting Standards for Reserves: (1) Allowance for doubtful receivables: Same as at the left.

The 92nd Period April 1, 2003 - March 31, 2004	The 93rd Period April 1, 2004 - March 31, 2005
Company's past credit loss experience and on evaluation of potential losses in the accounts outstanding.	
(2) Reserve for sales rebates: The reserve is stated at an amount determined by multiplying the inventories of distributors at the end of this period by the average rebate ratio, in order to provide for expenditures of sales rebates expected to be incurred after the end of the period.	(2) Reserve for sales rebates: Same as at the left.
(3) Reserve for sales returns: A reserve is provided at an amount sufficient to cover possible losses on sales returns. It is determined by multiplying the accounts receivable balance by the average return ratio over the past two fiscal periods and the current profit ratio.	(3) Reserve for sales returns: Same as at the left.
(4) Reserve for disposal of goods returned: The reserve for disposal of goods returned is provided at an amount sufficient to cover possible losses on goods returned. It is stated at an amount calculated by multiplying the accounts receivable balance by the average of returns of goods sold and the disposal ratio of goods returned over the past two fiscal periods.	(4) Reserve for disposal of goods returned: Same as at the left.
(5) Retirement benefits: The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date of this period. The transitional obligation of ¥32,357 million was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and booked as operating expenses. The portion arising out of exemption of substitutional obligation of the Eisai Welfare Pension Fund will be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expense in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method from the following fiscal year. (Additional Information) The Company, upon enactment of defined benefit corporate pension act, obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the benefit obligation of the substitutional retirement portion of the Pension Fund on August 29, 2003. Accordingly, the Company adopted a transitional measure provided in paragraph 47-2 of the "Guidance for Employee Retirement Benefit Accounting (interim report)" (in the 13th issue of	(5) Retirement benefits: The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date of this period. The transitional obligation of ¥32,357 million was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and booked as operating expenses. The portion arising out of exemption of substitutional obligation of the Eisai Welfare Pension Fund will be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expense in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method from the following fiscal year.

The 92nd Period April 1, 2003 - March 31, 2004	The 93rd Period April 1, 2004 - March 31, 2005
Accounting Committee Report by the Japanese Institute of Certified Public Accountants,) and processed accounting entries assuming that the substitutional portion of the retirement benefit obligations and relevant pension plan assets to be thereby returned were extinguished as of the approval date of exemption of future obligation thereof. As a result, the Company accounted for a gain on exempted obligation of substitutional portion of employees' Welfare Pension Fund in the amount of ¥3,732 million as a special income in this period. The projected value of the pension plan assets to be returned (the minimum liability reserve) is estimated at ¥19,753 million as of the end of this period.	
(6) Retirement allowances for directors: The reserves for severance benefits for directors are provided at amounts required dictated by internal regulations as if all directors were to retire at the balance sheet date.	(6) Retirement allowances for directors: Same as at the left.
7. Leases: Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease.	7. Leases: Same as at the left.
8. Hedge Accounting: (1) Hedge method: Derivatives used for hedging purposes are measured at the fair value and unrealized gains or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated at the contracted rates.	8. Hedge Accounting: (1) Hedge method: Same as at the left.
(2) Hedging instruments and hedged items: (a) Hedging instruments: Foreign currency forward contracts (b) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies	(2) Hedging instruments and hedged items: Same as at the left.
(3) Hedging policy: The Company uses hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign exchange rate. Hedged transactions used by the Company have been made in accordance with internal policies which regulate the authorization.	(3) Hedging policy: Same as at the left.
(4) Method for assessment of effectiveness of hedging: Foreign currency forward contracts assigned to the	(4) Method for assessment of effectiveness of hedging: Same as at the left.

The 92nd Period April 1, 2003 - March 31, 2004	The 93rd Period April 1, 2004 - March 31, 2005
associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are kept against fluctuations in foreign exchange rate so that assessment of effectiveness is skipped.	
9. Consumption Taxes: Income and expense are recorded net of consumption taxes.	9. Consumption Taxes: Same as at the left.

Changes in Presentation Methods

The 92nd Period April 1, 2003 - March 31, 2004	The 93rd Period April 1, 2004 - March 31, 2005
(Non-consolidated Statements of Income) As well as patent infringement litigation expenses, "*Loss on litigation*" includes "*Loss on vitamin E litigation settlement*" which was presented as a separate component of Special loss in the previous period. Loss on vitamin E litigation settlement in this period accounted for ¥210 million.	(Non-consolidated Balance Sheet) The contribution to a similar partnership as investment limited partnership was presented as "*Other assets*", included in "*Investments and other assets*, in the previous period. However, in accordance with the revision of the certain portion of Securities and Exchange Law (the 97th issue on June 9, 2004), it was presented as "*Investment securities*," included in "*Investments and other assets*" from this period. Total contribution to a similar partnership as investment limited partnership as of March 31, 2005 was ¥67 million. (Non-consolidated Statements of Income) 1. As the amount of "*Reversal of allowances for doubtful receivables*," separately treated and presented in an independent account title in the previous period, was ¥9 million in this period, accounting for below 10% of total special income, it was included in "*Other special gain.*" 2. As the amount of "*Loss on disposal of inventories*," included in "*Other special loss*" in the previous period, exceeded 10% of total special loss in this period, it was separately treated and presented in an independent account title. The reported amount as "*Loss on disposal of inventories*" in the previous period was ¥150 million. 3. As the amount of "*Provision of allowances for doubtful receivables*," separately treated and presented in an independent account title in the previous period, was ¥199 million in this period, accounting for below 10% of total special loss, it was included in "*Other special loss.*" 4. As the amount of "*Loss on impairment of*

	investment securities," separately treated and presented in an independent account title in the previous period, was ¥63 million in this period, accounting for below 10% of total special loss, it was included in *"Other special loss.*"

Additional Information

The 92nd Period April 1, 2003 - March 31, 2004	The 93rd Period April 1, 2004 - March 31, 2005
————————	(Pro forma standard taxation) In accordance with the revised Japanese tax code regarding the treatment of 'pro forma standard tax' in the category of enterprise taxes in Statements of Income, as stated in Practical Issues Task Force No.12 proclaimed on February 13, 2004, enterprise taxes levied in proportion to added value and capital amounting to ¥787 million is recognized as 'Selling, general and administrative expenses' starting this period.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

The 92nd Period
March 31, 2004

*1. Authorized stock:
common stock 700 million shares
Outstanding stock
common stock 296,566,949 shares
(includes Treasury stock (common stock) of 8,789,679)

*2. Principal accounts with associated companies:
Notes receivable-trade ¥996 mil.
Accounts receivable-trade ¥15,266 mil.
Short-term loans receivable ¥8,682 mil.
Accounts payable-other ¥2,392 mil.

3. Contingent debts:
The Company is a solidarity guarantee for the following warrantees:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	131
Eisai Machinery GmbH	Advances received from customers	24 (192 thousand euro)
Eisai Hong Kong Co., Ltd.	Operation fund	31 (2,300 thousand HK $)

Note: Foreign currency-based guarantee obligation was converted to yen based on exchange rate at the end of the period.

*4. 329 million yen was deducted from acquired amount of tangible fixed assets at the end of the period by the reduction-entry of state subsidies. Details of reduction entries are as follows:
Buildings ¥0 mil.
Structures ¥19 mil.
Machinery and equipment ¥184 mil.
Tools, furniture and fixtures ¥125 mil.

*5. Restrictions on dividends:
Net asset amount obtained by calculation of asset which is provided in paragraph 3 of Article 124 of Japanese commercial code with fair value was ¥8,393 million.

The 93rd Period
March 31, 2005

*1. Authorized stock:
common stock 700 million shares
Outstanding stock
common stock 296,566,949 shares
(includes Treasury stock (common stock) of 10,781,202)

*2. Principal accounts with associated companies:
Notes receivable-trade ¥46 mil.
Accounts receivable-trade ¥18,822 mil.
Short-term loans receivable ¥6,401 mil.
Accounts payable-other ¥3,841 mil.
Deposits payable ¥6,852 mil.

3. Contingent debts:
The Company is a solidarity guarantee for the following warrantees:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	125
Eisai Machinery GmbH	Office rental	1 (9 thousand euro)
Eisai Hong Kong Co., Ltd.	Operation fund	31 (2,300 thousand HK $)

Note: Foreign currency-based guarantee obligation was converted to yen based on exchange rate at the end of the period.

*4. 336 million yen was deducted from acquired amount of tangible fixed assets at the end of the period by the reduction-entry of state subsidies. Details of reduction entries are as follows:
Buildings ¥0 mil.
Structures ¥19 mil.
Machinery and equipment ¥166 mil.
Tools, furniture and fixtures ¥150 mil.

*5. Restrictions on dividends:
Net asset amount obtained by calculation of asset which is provided in paragraph 3 of Article 124 of Japanese commercial code with fair value was ¥8,961 million.

NOTES TO NON-CONSOLIDATED STATEMENTS OF INCOME

The 92nd Period April 1, 2003 - March 31, 2004	The 93rd Period April 1, 2004 - March 31, 2005
*1.Total research and development expenses included in general and administrative expenses and manufacturing expenses for the period were ¥67,381 million. The research and development cost includes the following: Net periodic benefit costs ¥3,695 mil. Depreciation expenses ¥4,149 mil.	*1.Total research and development expenses included in general and administrative expenses and manufacturing expenses for the period were ¥77,128 million. The research and development cost includes the following: Net periodic benefit costs ¥2,407 mil. Depreciation expenses ¥4,579 mil.
*2. Principal income from affiliated companies: Sales ¥65,535 mil. Rent income ¥432 mil.	*2. Principal income from affiliated companies: Sales ¥67,940 mil. Rent income ¥407 mil.
*3. Principal gain on sales of property, plant and equipment: Tools, furniture and fixtures ¥0 mil.	*3. Principal gain on sales of property, plant and equipment: Land ¥178 mil.
*4. Principal loss on disposal of fixed assets: Buildings ¥282 mil. Machinery and equipment ¥134 mil. Land ¥240 mil.	*4. Principal loss on disposal of fixed assets: Buildings ¥269 mil. Machinery and equipment ¥121 mil. Tools, furniture and fixtures ¥108 mil.
*5. Loss on litigation: A special loss recorded as "*Loss on litigation*" includes additional expenses associated with civil settlements on vitamin E sale and patent infringement litigation expenses.	*5. Loss on litigation: Same as at the left.

5. LEASE TRANSACTIONS

The 92nd Period April 1, 2003 - March 31, 2004	The 93rd Period April 1, 2004 - March 31, 2005
1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee:	1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee:

The 92nd Period (April 1, 2003 - March 31, 2004)

1) Acquisition cost, Accumulated depreciation, Net leased property: (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	¥39	¥18	¥21
Tools, furniture and fixtures	2,731	1,827	903
Software	142	58	83
Total	¥2,913	¥1,904	¥1,008

2) Obligation under financial leases:

Due within one year	¥645 mil.
Due over one year	¥388 mil.
Total	¥1,033 mil.

3) Actual lease payments, Depreciation expense, Interest expense:

Actual lease payments	¥912 mil.
Depreciation expense equivalent	¥864 mil.
Interest expense equivalent	¥39 mil.

4) Calculation method for depreciation expense for leased assets:
Depreciation expense for leased assets is computed using the straight-line method over the estimated useful life of the leased assets.

5) Calculation method for interest expense for leased assets:
Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets which are considered to be interest-bearing.

2. Operating Leases:

Obligation

Due within one year	¥146 mil.
Due over one year	¥ –
Total	¥146 mil.

The 93rd Period (April 1, 2004 - March 31, 2005)

1) Acquisition cost, Accumulated depreciation, Net leased property: (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	¥54	¥25	¥28
Tools, furniture and fixtures	1,446	940	505
Software	142	86	55
Total	¥1,642	¥1,052	¥590

2) Obligation under financial leases:

Due within one year	¥326 mil.
Due over one year	¥274 mil.
Total	¥601 mil.

3) Actual lease payments, Depreciation expense, Interest expense:

Actual lease payments	¥695 mil.
Depreciation expense equivalent	¥662 mil.
Interest expense equivalent	¥19 mil.

4) Calculation method for depreciation expense for leased assets:
Same as at the left.

5) Calculation method for interest expense for leased assets:
Same as at the left.

2. Operating Leases:

Obligation

Due within one year	¥ –
Due over one year	¥ –
Total	¥ –

6. SECURITIES

Market value of investment in subsidiaries and associated companies

The 92nd Period (March 31, 2004) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary	4,279	3,851	(427)

The 93rd Period (March 31, 2005) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary	4,279	3,778	(500)

7. INCOME TAXES

The 92nd Period March 31, 2004		The 93rd Period March 31, 2005	
1. Details of principal deferred tax assets and liabilities		1. Details of principal deferred tax assets and liabilities	
(1) Deferred tax assets (Current assets):	(Millions of Yen)	(1) Deferred tax assets (Current assets):	(Millions of Yen)
Uncollected entrusted contract research	¥7,335	Uncollected entrusted contract research	¥11,359
Accrued bonuses	3,251	Accrued bonuses	3,268
Accrued enterprise tax	1,374	Accrued enterprise tax	1,397
Other	2,218	Other	2,572
Sub-total	¥14,180	Sub-total	¥18,598
Less valuation allowance	(¥2,075)	Less valuation allowance	(¥2,721)
Deferred tax assets total	¥12,105	Deferred tax assets total	¥15,876
Deferred tax liabilities			
Net unrealized gain (loss) on available-for-sale securities	(¥32)		
Deferred tax liabilities total	(32)		
Net deferred tax assets	¥12,072		
(2) Deferred tax assets (Fixed assets):	(Millions of Yen)	(2) Deferred tax assets (Fixed assets):	(Millions of Yen)
Liability for retirement benefits	¥17,574	Liability for retirement benefits	¥20,212
Investment impairments in subsidiaries	3,209	Investment impairments in subsidiaries	3,267
Deferred assets for income tax purposes	1,961	Deferred assets for income tax purposes	3,154
Depreciation	1,105	Depreciation	1,177
Other	2,953	Other	2,256
Sub-total	¥26,802	Sub-total	¥30,067
Less valuation allowance	(¥3,904)	Less valuation allowance	(¥4,025)
Deferred tax assets total	¥22,898	Deferred tax assets total	¥26,041
Deferred tax liabilities		Deferred tax liabilities	
Net unrealized (gain) on available-for-sale securities	(¥5,799)	Net unrealized (gain) on available-for-sale securities	(¥6,210)
Retained earnings for reduction of fixed assets costs	(85)	Retained earnings for reduction of fixed assets costs	(85)
Deferred tax liabilities total	(¥5,885)	Deferred tax liabilities total	(¥6,295)
Net deferred tax assets	¥17,013	Net deferred tax assets	¥19,746
2. Because the effective income tax rates of the Company differed from the statutory tax rate by less than 5%, the disclosure of details is omitted.		2. Reconciliation between the effective income tax rate of the Company and the statutory tax rate:	

	(%)
	Statutory tax rate of the Company 41.0
	(Reconciliation)
	Expenses not permanently deductible for income tax purposes, such as entertainment expense 2.1
	Income not permanently taxable for income tax purposes, such as dividend income (0.2)
	Tax credit for experiment and research expenses (7.2)
	Tax credit on IT investment (0.3)
	Valuation allowance 1.0
	Other (0.6)
	Effective income tax rates 35.8

8. THE PREMISE OF A GOING CONCERN

There were no events or conditions that might be indicative of significant doubt of the entity's ability to continue as a going concern in the previous and present periods.

9. ASSETS, EARNINGS PER SHARE

The 92nd Period April 1, 2003 - March 31, 2004		The 93rd Period April 1, 2004 - March 31, 2005	
Equity value per share	¥1,407.52	Equity value per share	¥1,510.69
Earnings per share	¥143.73	Earnings per share	¥151.56
Fully diluted earnings per share	¥143.72	Fully diluted earnings per share	¥151.51

Note: The basis of the report of net earnings per share and fully diluted earning per share are as follows:

	The 92nd Period April 1, 2003 - March 31, 2004	The 93rd Period April 1, 2004 - March 31, 2005
Net earnings per share		
Net income (mil. yen)	41,883	43,498
Amount not attributed to common share (mil. yen)	34	–
[Bonuses to directors through appropriation of earnings] (mil. yen)	[34]	[–]
Net income on common shares (mil. yen)	41,848	43, 498
Average number of common shares outstanding (thousand shares)	291,169	287,006
Fully diluted earning per share		
Increased number of common shares (thousand shares)	14	85
[New share subscription rights] (thousand shares)	[4]	[32]
[Pre-emptive rights] (thousand shares)	[10]	[52]
Diluted securities with no dilutive effects, which were not included in fully diluted net earnings per share.	A type of pre-emptive rights (Number of shares to which the new share subscription rights to be applied: 142 thousand shares) Another type of new share subscription rights (Number: 1,750 units)	———

10-1) NON-CONSOLIDATED STATEMENTS OF INCOME
Fourth Quarter of FY2003 and FY2004 (three months ended on March 31) (for reference)

	January 1, 2004 - March 31 2004			January 1, 2005 - March 31 2005			Increase/ Decrease
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		¥69,622	100.0		¥73,369	100.0	¥3,747
Cost of sales		19,250	27.6		17,745	24.2	(1,504)
Gross profit on sales		50,372	72.4		55,624	75.8	5,251
Provision of reserve for sales returns		(59)	(0.0)		(51)	(0.1)	7
Gross profit		50,431	72.4		55,675	75.9	5,243
Selling, general and administrative expenses							
Research and development expenses	18,331		[26.3]	21,303		[29.0]	
Selling, general and administrative expenses	20,739	39,071	56.1	20,531	41,834	57.0	2,763
Operating income		11,360	16.3		13,840	18.9	2,480
Non-operating income		366	0.5		555	0.8	189
Non-operating expenses		351	0.5		119	0.2	(231)
Ordinary income		11,375	16.3		14,277	19.5	2,901
Special income		(7)	(0.0)		(24)	(0.0)	(17)
Special loss		1,014	1.4		693	1.0	(320)
Income before income taxes		10,354	14.9		13,558	18.5	3,204
Income taxes-current	7,577			7,586			
Income taxes-deferred	(3,548)	4,028	5.8	(2,563)	5,022	6.9	994
Net income		¥6,325	9.1		¥8,535	11.6	¥2,210

10-2) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
Fourth Quarter of FY2003 and FY2004 (three months ended on March 31) (for reference)

	Jan. 1, 2004- Mar. 31, 2004	Jan. 1, 2005- Mar. 31, 2005	Increase/ Decrease
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:			
Income before income taxes	¥10,354	¥13,558	
Depreciation and amortization	3,663	4,405	
Increase (Decrease) in allowance for doubtful receivables	88	88	
Interest and dividend income	(223)	(168)	
Interest expense	8	10	
(Gain) Loss on sales and disposal of fixed assets	118	251	
Provision for liability for retirement benefits	2,536	1,953	
(Gain) Loss on sales of short-term investments and investment securities	2	1	
Loss on impairment of securities	–	1	
(Increase) Decrease in trade receivables	5,730	7,618	
Increase (Decrease) in inventories	(1,179)	(1,692)	
Increase (Decrease) in trade payables	(542)	(1,069)	
Increase (Decrease) in other current liabilities	3,260	4,479	
Increase (Decrease) in reserve for sales rebates	50	(84)	
Other	(2,310)	(3,197)	
Sub-total	21,558	26,156	4,597
Interest and dividends received	228	182	
Interest paid	(8)	(10)	
Contribution to employee retirement benefit trust	–	(20,000)	
Income taxes paid	(663)	(101)	
Net cash provided by operating activities	21,115	6,225	(14,889)
II. Investing activities:			
Proceeds from sales and redemptions of short-term investments	2,300	3,600	
Purchases of property, plant and equipment	(3,376)	(2,472)	
Proceeds from sales of property, plant and equipment	441	(17)	
Purchases of intangible fixed assets	(1,069)	(4,883)	
Purchases of investment securities	(3,028)	(5,501)	
Proceeds from sales and redemptions of investment securities	1,129	5	
Investments in subsidiaries and associated companies	(0)	(487)	
Other	131	4,353	
Net cash used in investing activities	(3,472)	(5,403)	(1,931)
III. Financing activities:			
Purchase of treasury stock	(11,400)	–	
Other	(8)	0	
Net cash used in financing activities	(11,408)	0	11,409
IV. Effect of exchange rate changes on cash and cash equivalents	0	0	0
V. Net increase (decrease) in cash and cash equivalents	6,235	823	(5,411)
VI. Cash and cash equivalents at beginning of period	81,691	78,685	(3,006)
VII. Cash and cash equivalents at end of period	¥87,926	¥79,509	(¥8,417)

11. PROPOSED CHANGES OF CORPORATE OFFICERS (effective as of June 24, 2005)

1. Change of Representative Officer

There is no change.

2. Change of Corporate Officers

(1) Candidates for New Directors

Shintaro Kataoka	currently Senior Vice President, Production and Logistics Headquarters, to be appointed as Director
Ikujiro Nonaka	currently Professor, Graduate School of Hitotsubashi University, to be appointed as Outside Director
Tadahiro Yoshida	currently Representative Director and Chairman and President, YKK Corporation, to be appointed as Outside Director
Yoshiyuki Kishimoto	currently Director of Strategy of Booz Allen Hamilton (Japan) Inc, to be appointed as Outside Director

(2) Expected Resignation of Directors

Yukio Akimoto	currently Director, to be appointed as Corporate Advisor
Mitsuaki Shimaguchi	currently Director
Katsuro Tanaka	currently Director

(3) Candidates for New Executive Officers

Yutaka Tsuchiya	currently President, Eisai Europe Limited
Noboru Naoe	currently Deputy Managing Director, Prescription Drug Division
Hideki Hayashi	currently Director of Corporate Business Development Department
Yasushi Okada	currently Director of Administration & Planning Department, Prescription Drug Division

(4) Expected Promotion of Executive Officers

Makoto Shiina	currently Senior Vice President, Corporate Business Development, to be appointed as Executive Vice President
Jiro Hasegawa	currently Vice President, Global Clinical Research, to be appointed as Senior Vice President
Nobuo Deguchi	currently Vice President, Corporate Internal Control, Corporate Ethics, Legal Affairs and Intellectual Property, to be appointed as Senior Vice President
Toshio Arai	currently Vice President, Deputy Managing Director, Production and Logistics Headquarters, to be appointed as Senior Vice President

Kentaro Yoshimatsu — currently Vice President, Discovery & Development Research Headquarters, to be appointed as Senior Vice President

(5) Expected Resignation of Executive Officers

Shintaro Kataoka — currently Senior Vice President, Production and Logistics Headquarters, to be appointed as Director

Hideaki Hayano — currently Vice President, Consumer Health Product Division, to be appointed as Corporate Advisor

Mayumi Watanabe — currently Vice President, Business Operations Department, Prescription Drug Division, to be appointed as Corporate Advisor

3. List of Directors

Haruo Naito — currently Representative Director and President and Chief Executive Officer(CEO), to be appointed as Director and President and CEO

Yuji Naito — currently Director and Senior Advisor, to be appointed as Director and Honorary Chairman

Hiromasa Nakai — currently Director and Chairman, to be appointed as Director and Senior Advisor

Tadashi Temmyo — currently Director, to be appointed as Director

Shintaro Kataoka — currently Senior Vice President and Managing Director, Production and Logistics Headquarters, to be appointed as Director

Stuart Meiklejohn — currently Director, to be appointed as Director

Mitsuo Minami — currently Corporate Auditor, to be appointed as Director

Tadashi Kurachi — currently Director, to be appointed as Director and Chair

Naoto Nakamura — currently Director, to be appointed as Director

Ikujiro Nonaka — currently Professor, Graduate School, Hitotubashi University, to be appointed as Outside Director

Tadahiro Yoshida — currently Representative Director and Chairman and President, YKK Corporation, to be appointed as Outside Director

Yoshiyuki Kishimoto — currently Director of Strategy of Booz Allen Hamilton (Japan) Inc., to be appointed as Outside Director

Note: Stuart Meiklejohn, Mitsuo Minami, Tadashi Kurachi, Naoto Nakamura, Ikujiro Nonaka, Tadahiro Yoshida and Yoshiyuki Kishimoto are candidates who meet the requirements of an Outside director set forth in the Commercial Code of Japan.

4. List of Executive Officers

Haruo Naito — currently Representative Executive Officer and President and Chief Executive Officer (CEO), to be appointed as President and CEO (Representative Executive Officer).

Soichi Matsuno	currently Representative Executive Officer and Deputy President, to be appointed as Deputy President (Representative Executive Officer).
Hideaki Matsui	currently Representative Executive Officer and Executive Vice President, Management Affairs, to be appointed as Executive Vice President (Representative Executive Officer).
Makoto Shiina	currently Senior Vice President, Corporate Business Development, to be appointed as Executive Vice President
Yoji Takaoka	currently Senior Vice President and Managing Director, Corporate Regulatory Compliance and Quality Assurance Headquarters, to be appointed as Senior Vice President
Matsuo Ohara	currently Senior Vice President, Prescription Drug Division, to be appointed as Senior Vice President
Jiro Hasegawa	currently Vice President, Global Clinical Research, to be appointed as Senior Vice President
Nobuo Deguchi	currently Vice President, Corporate Internal Control, Corporate Ethics, Legal Affairs and Intellectual Property, to be appointed as Senior Vice President
Toshio Arai	currently Vice President, Deputy Managing Director, Production & Logistics Headquarters, to be appointed as Senior Vice President
Kentaro Yoshimatsu	currently Vice President, Discovery & Development Research Headquarters, to be appointed as Vice President
Kenji Toda	currently Vice President and Deputy Managing Director, Corporate Regulatory Compliance and Quality Assurance Headquarters, to be appointed as Vice President
Hiroyuki Mitsui	currently Vice President, Corporate Communications, Investor Relations and General and Environmental Affairs, to be appointed as Vice President
Norio Kano	currently Vice President and Deputy Managing Director, Corporate Regulatory Compliance and Quality Assurance Headquarters, to be appointed as Vice President
Yukio Akada	currently Vice President, Human Resources Department, to be appointed as Vice President
Hideshi Honda	currently Vice President and Deputy Managing Director, Global Pharmaceuticals Business Headquarters, to be appointed as Vice President
Hisashi Tanaka	currently Vice President, Clinical Research Center, to be appointed as Vice President
Yutaka Tuchiya	currently President of Eisai Europe Limited, to be appointed as Vice President
Noboru Naoe	currently Managing Director, Prescription Drug Division, to be appointed as Vice President

Hideki Hayashi	currently Director, Corporate Business Development Department, to be appointed as Vice President
Yasushi Okada	currently Director, Administration & Planning Department, Prescription Drug Division, to be appointed as Vice President

Note: Haruo Naito, President and CEO (Representative Executive Officer), will serve concurrently as Director.

5. Proposed Candidates of Nomination, Audit and Compensation Committees Members

(1) Nomination Committee

Chair:	Ikujiro Nonaka
Members:	Stuart Meiklejohn
	Tadahiro Yoshida

(2) Audit Committee

Chair:	Mitsuo Minami
Members:	Tadashi Temmyo
	Shintaro Kataoka
	Naoto Nakamura
	Yoshiyuki Kishimoto

(3) Compensation Committee

Chair:	Stuart Meiklejohn
Members:	Ikujiro Nonaka
	Tadahiro Yoshida

6. Personal History of Candidates for New Outside Directors

Name:	Ikujiro Nonaka	
Date of Birth:	May 10, 1935 (age 70)	
Education:	July 1972	Haas School of Business, Doctoral Program, University of California, Berkeley
Career:	Apr-1958	graduated Department of Policy Science and Economics, Political Science, Waseda University
	Apr-1958	Joined Fuji Electric Manufacturing Co., Ltd.
	Apr-1978	Professor, Department of Business Administration, Nanzan University
	Apr-1979	Professor, National Defense Academy
	Apr-1982	Professor, Institute of Business Research, School of

		Commerce and Management, Hitotsubashi University
	Apr-1995	Professor, Japan Advanced Institute of Science and Technology
	Sep-1997	Xerox Faculty Fellow in Knowledge, University of California, Berkley (Current Position)
	Arp-2000	Professor, School of International Corporate Strategy, Hitotsubashi University Graduate School (Current Position)
	Jun-2004	Outside Director, Fujitsu Limited (Current Position)

Name:	Tadahiro Yoshida (age 58)	
Date of Birth:	January 5, 1947	
Education:	June 1972	Kellogg School of Management, Northwestern University
Career:	Mar-1969	graduated Faculty of Law, Keio University
	Aug-1972	Joined YKK Corporation (former Yoshida Kogyo K.K.)
	Jun-1978	Director of said company
	Jun-1980	Executive Director of said company
	Jun-1985	Executive Vice President of said company
	Sep-1986	Representative Executive Vice President of said company
	Jul-1993	President of said company
	Jul-1999	Chairman and President of said company (Current Position)
	Apr-2002	Chairman and President, YKK AP Inc (former YKK Architectural Products Co., Ltd.,) (Current Position)

Name:	Yoshiyuki Kishimoto	
Date of Birth:	August 21, 1963 (age 41)	
Education:	March 2000 Graduate School Business Administration, Keio University	
Career:	Apr-1986	graduated Department of Economics, Business Administration Tokyo University
	Apr-1986	Joined Booz Allen Hamilton (Japan) Inc.
	Jun-1993	completed JL Kellogg School of Management, Northwestern University
	Aug-1993	Joined McKinsey & Company, Inc., Japan
	Apr-2000	Part-time Instructor, Institute of Asia-Pacific Studies, Waseda University
	Apr-2000	Vice President, Booz Allen Hamilton Inc.
	Oct-2004	Outside Director, Big Rental Co., Ltd. (Current Position)
	Jan-2005	Director of Strategy, Booz Allen Hamilton Inc. (Current Position)

Securities Code: 4523

RECEIVED
2005 MAY ...
OFFICE OF ... CORPORATE ...

2005.3

Reference Data

Fiscal Year Ended March 31, 2005

May 16, 2005


Eisai

Eisai Co., Ltd.

For Inquiry:
Corporate Communications Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077

http://www.eisai.co.jp/eir/

Contents

*All figures have been rounded to their nearest specified unit.
*Overseas sales are calculated based upon the fiscal year average rate in the table below.

Currency Exchange Rates

	US	EU	UK
	(¥/US$)	(¥/EURO)	(¥/£)
(Apr. 2002 - Mar. 2003) Fiscal Year Average Rate	121.95	121.04	188.41
(Mar. 31, 2003) Fiscal Year End Rate	120.20	129.83	189.45
(Apr. 2003 - Mar. 2004) Fiscal Year Average Rate	113.07	132.60	191.00
(Mar. 31, 2004) Fiscal Year End Rate	105.69	128.88	193.09
(Apr. 2004 - Mar. 2005) Fiscal Year Average Rate	107.54	135.18	198.38
(Mar. 31, 2005) Fiscal Year End Rate	107.39	138.87	202.03
Fiscal Year Ending March 31, 2006 Forecast Rate	103.00	135.00	195.00

Forward-looking Statements and Risk Factors

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations. Risk factors particularly apply with respect to the Company-related forward-looking statements.

Risk factors associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, uncertainties in new pharmaceutical product development, healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, IT security-related risks and outsourcing risks.

I. Consolidated Financial Highlights

1. Statements of Income

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	Chg. %	2006 (e)
Net Sales	431.7	466.6	500.2	**533.0**	106.6	575.0
Cost of Sales	101.5	102.6	97.2	**98.5**	101.3	103.0
Research and Development Expenses	55.0	59.7	69.0	**78.3**	113.5	89.0
Selling, General and Administrative Expenses	202.5	228.4	250.9	**269.4**	107.4	292.0
Operating Income	72.7	75.9	83.1	**86.8**	104.5	91.0
Ordinary Income	76.1	76.1	83.4	**89.1**	106.8	92.0
Net Income	36.5	41.0	50.1	**55.5**	110.7	58.0
					(Inc./Dec.)	
Earnings per Share (yen)	123.5	141.2	172.1	**193.4**	21.3	203.0
Dividends On shareholders' Equity ratio (DOE, %)	2.4	2.5	2.6	**3.7**	1.1	-
Dividends Payout Ratio (%)	23.3	22.7	20.9	**29.0**	8.0	-
Dividends per Share (yen)	29.0	32.0	36.0	**56.0**	20.0	80.0

*"Cost of Sales" includes "Reversal/Provision of reserve for sales returns".

2. Balance Sheet

(billions of yen)

March 31	2002	2003	2004	**2005**	Inc./ Dec
Total Assets	557.6	591.7	615.8	**662.7**	46.9
Shareholders' Equity	362.1	388.2	419.5	**459.6**	40.1
Equity-to-Total Asset Ratio (%)	64.9%	65.6%	68.15%	**69.4%**	1.2%

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	Inc./ Dec.	2006 (e)
Capital Expenditures	27.2	21.9	28.7	**49.0**	20.3	26.0
Property, plant and equipment	19.0	17.4	25.4	**21.7**	(3.7)	20.0
Intangible Assets	8.3	4.5	3.3	**27.3**	24.0	6.0
Depreciation/Amortization	15.3	180.0	18.5	**22.4**	4.0	24.0

* Depreciation/Amortization value represent Depreciation for "Property, plant and equipment" and Amortization for "Intangible assets".

4. Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	Inc./ Dec.
Net cash provided by operating activities	56.9	57.6	72.7	**49.2**	(23.5)
Net cash used in investing activities	(7.2)	(27.7)	(27.3)	**(37.5)**	(10.3)
Net cash used in financing activities	(39.1)	(19.8)	(21.4)	**(16.7)**	4.6
Cash and cash equivalents at end of period	121.8	127.3	146.1	**142.4**	(3.7)
Free Cash Flow*	32.1	31.1	48.9	**10.5**	(38.4)

* Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" -"Other revenue/payment for continuous activities".

II. Consolidated Statements of Income

1. Consolidated Statements of Income

(billions of yen)

Years Ended/Ending March 31	2004	Sales %	2005	Sales %	Chg. %	Inc./ Dec.
Net sales	500.2	100.0	**533.0**	100.0	106.6	32.8
Cost of sales	97.2	19.4	**98.6**	18.5	101.5	1.4
Reversal/Provision of reserve for sales returns	0.0	0.0	**(0.1)**	(0.0)	-	(0.2)
Gross profit	402.9	80.6	**434.5**	81.5	107.8	31.6
Research and development expenses	69.0	13.8	**78.3**	14.7	113.5	9.3
Selling, general and administrative expenses	250.9	50.2	**269.4**	50.5	107.4	18.5
Operating income	83.1	16.6	**86.8**	16.3	104.5	3.7
Non-operating income:						
Interest and dividend income	1.7		**2.1**			0.4
Other non-operating income	0.6		**0.8**			0.2
Total non-operating income	2.3	0.5	**2.9**	0.5	126.6	0.6
Non-operating expenses:						
Interest expense	0.0		**0.1**			0.0
Foreign exchange loss	1.0		**-**			(1.0)
Other non-operating expenses	1.0		**0.6**			(0.4)
Total non-operating expense	2.0	0.4	**0.6**	0.1	32.5	(1.3)
Ordinary income	83.4	16.7	**89.1**	16.7	106.8	5.7
Extraordinary income:						
Gains on sales of investments in securities	0.0		**1.2**			1.2
Gains by the exemption from the substitutional portion of Eisai's welfare pension fund	3.7		**-**			(3.7)
Other extraordinary income	0.7		**0.3**			(0.4)
Total extraordinary income	4.4	0.9	**1.4**	0.3	32.6	(3.0)
Extraordinary loss:						
Loss on disposal of fixed assets	2.8		**0.7**			(2.1)
Loss on litigation settlements	0.4		**1.4**			1.0
Other extraordinary loss	2.1		**0.8**			(1.3)
Total extraordinary loss	5.3	1.1	**2.9**	0.6	54.5	(2.4)
Income before income taxes & minority interests	82.5	16.5	**87.7**	16.4	106.2	5.1
Income taxes-current	40.0	8.0	**41.8**	7.8	104.4	1.8
Income taxes-deferred	(7.1)	(1.4)	**(10.0)**	(1.8)		(2.9)
Minority interests	(0.6)	(0.1)	**0.3**	0.0		0.9
Net income	50.1	10.0	**55.5**	10.4	110.7	5.4

<Explanation>

Net sales
<Increase Factor(s)>
Sales increase of *Aricept*
Zonegran Launch

Research and development expenses
<Increase Factor(s)>
Development expenses in Japan and Overseas

Selling, general and administrative expenses
<Increase Factor(s)>
Selling expenses increase (recruitment of new medical reps, et)

Income taxes-deferred
<Decrease Factor(s)>
Deferred tax assets in FY2003 reclassified

2. Financial Results by Business Segment

2-1. Consolidated Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	2005
Net sales to customers	431.7	466.6	500.2	**533.0**
Pharmaceuticals	405.4	441.7	476.8	**511.0**
[In-house developed products %]	[87.8%]	[89.3%]	[90.8%]	**[89.1%]**
Japan	225.1	228.0	239.8	**247.7**
North America	153.7	178.4	193.5	**213.5**
Europe	19.6	26.1	33.6	**37.9**
Asia and others	7.0	9.1	9.9	**11.9**
Others	26.2	24.9	23.4	**22.0**
Japan	21.5	22.6	21.2	**20.6**
Overseas	4.8	2.3	2.2	**1.5**

* Sales results by business segment have been reclassified in accordance with geographical segmentation.
* Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc. (except Japan)

2-2. Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	2005
Operating income/loss	72.7	75.9	83.1	**86.8**
Pharmaceuticals	80.6	77.7	84.6	**88.4**
Others	(0.4)	0.7	1.4	**2.0**
Eliminations and Corporate	(7.6)	(2.5)	(3.0)	**(3.6)**

*Operating expense in the pharmaceutical segment of the parent company for the year ended March 2003 increased because of the introduction of Enterprise Resource Planning (ERP) and the fact that this introduction led the allocation of operating expenses in greater detail to the pharmaceutical business for this period.

3. Financial Results by Geographical Area

3-1. Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	2005
Net sales to customers	431.7	466.6	500.2	**533.0**
Japan	246.6	250.6	260.9	**268.3**
North America	157.0	179.5	194.5	**214.5**
Europe	21.1	27.3	34.8	**38.3**
Asia and others	7.0	9.1	9.9	**11.9**
Overseas Sales	185.1	216.0	239.2	**264.7**
Overseas Sales [%]	[42.9%]	[46.3%]	[47.8%]	**[49.7%]**

* Sales results by business segment have been reclassified in accordance with geographical segmentation.

3-2. Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	2005
Operating income/loss	72.7	75.9	83.1	**86.8**
Japan	72.9	70.2	71.9	**74.4**
North America	6.6	5.7	10.9	**11.4**
Europe	1.6	2.4	3.4	**3.5**
Asia and others	0.8	1.7	1.8	**2.1**
Eliminations and Corporate	(9.2)	(4.1)	(5.0)	**(4.5)**

*Operating expense in the pharmaceutical segment of the parent company for the year ended March 2003 increased because of the introduction of Enterprise Resource Planning (ERP) and the fact that this introduction led the allocation of operating expenses in greater detail to the pharmaceutical business for this period.

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	2005
Net sales	431.7	466.6	500.2	**533.0**
Overseas sales	199.6	233.5	262.3	**288.1**
North America	162.7	185.9	202.3	**222.8**
Europe	27.1	36.0	47.9	**51.2**
Asia and others	9.7	11.6	12.0	**14.1**
Overseas Sales [%]	[46.2%]	[50.0%]	[52.4%]	**[54.1%]**

* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc. (except Japan)

5. Global Product Sales

5-1. *ARICEPT* Sales by Geographic Area

Years Ended/Ending March 31 Area	Currency	2002	2003	2004	**2005**
Japan	Yen Billions	13.7	21.9	28.4	**35.1**
U.S.	Yen Billions	66.7	74.5	87.9	**97.6**
	US$ Millions	[533]	[611]	[777]	**[907]**
U.K.	Yen Billions	1.3	0.9	1.0	**1.0**
	UK£ Millions	[7]	[5]	[5]	**[5]**
France	Yen Billions	8.2	11.3	15.5	**19.1**
	Euro Millions	[74]	[93]	[117]	**[141]**
Germany	Yen Billions	4.1	4.4	6.2	**7.1**
	Euro Millions	[37]	[37]	[47]	**[53]**
Europe Total	Yen Billions	13.6	16.6	22.8	**27.2**
Asia	Yen Billions	1.8	2.3	2.5	**2.9**
Total	Yen Billions	95.8	115.3	141.6	**162.9**

* Sales forecast for Eisai sales territories for the year ending March 2006 is ¥185.0 billion.

5-2. *ACIPHEX/PARIET* Sales by Geographic Area

Years Ended/Ending March 31 Area	Currency	2002	2003	2004	**2005**
Japan	Yen Billions	5.4	5.8	14.6	**19.4**
U.S.	Yen Billions	87.0	103.8	105.5	**104.1**
	[US$ Millions]	[695]	[851]	[933]	**[968]**
U.K.	Yen Billions	4.7	5.6	6.2	**5.5**
	[UK£ Millions]	[26]	[30]	[33]	**[28]**
Germany	Yen Billions	0.8	0.9	1.1	**1.2**
	[Euro Millions]	[7]	[7]	[8]	**[9]**
Europe Total	Yen Billions	5.5	6.5	7.3	**6.8**
Asia	Yen Billions	0.9	1.3	1.6	**2.1**
Total	Yen Billions	98.8	117.4	129.0	**132.3**

* Sales forecast for Eisai sales territories for the year ending March 2006 is ¥145.0 billion.

5-3. *ZONEGRAN* Sales

Years Ended/Ending March 31 Area		2002	2003	2004	**2005**
U.S.	¥ Billions	-	-	-	**11.1**
	[US $ Millions]	[-]	[-]	[-]	**[104]**

* Sales forecast for Eisai sales territories(U.S., Europe and Asia) for the year ending March 2006 is ¥15.0 billion.

<Reference> [Non-consolidated]

Eisai Inc.(U.S.)/Pharmaceutical Sales, Production

Years Ended/Ending March 31		2002	2003	2004	2005
Net sales	Yen Billions	159.9	181.7	196.1	**215.2**
	[US $ Millions]	[1,278]	[1,490]	[1,734]	**[2,001]**
Operating income	Yen Billions	5.7	6.3	10.0	**10.3**
	[US $ Millions]	[45]	[52]	[88]	**[96]**
Net income	Yen Billions	4.1	3.9	6.0	**6.6**
	[US $ Millions]	[33]	[32]	[53]	**[62]**
Operating income before royalty deduction	Yen Billions	21.8	27.0	34.1	**43.2**
	[US $ Millions]	[174]	[222]	[301]	**[402]**

Eisai China Inc. (China)/Pharmaceutical Sales, Production

Years Ended/Ending March 31		2002	2003	2004	2005
Net sales	Yen Billions	2.2	3.3	3.8	**4.8**
	[Chinese RMB Millions]	[150]	[221]	[273]	**[364]**
Operating income	Yen Billions	0.2	0.9	1.0	**1.0**
	[Chinese RMB Millions]	[14]	[61]	[68]	**[78]**
Net income	Yen Billions	0.3	0.8	0.8	**0.9**
	[Chinese RMB Millions]	[20]	[56]	[59]	**[72]**

* The fiscal year of Eisai China Inc. ends December 31. From January 2004 to December 2004 average rate was 13.07 yen to the RMB.

Eisai Korea Inc. (Korea)/Pharmaceutical Sales

Years Ended/Ending March 31		2002	2003	2004	2005
Net sales	Yen Billions	1.7	2.0	2.3	**2.7**
	[Korean Won Billions]	[17]	[20]	[24]	**[28]**
Operating income (loss)	Yen Billions	0.2	0.2	0.3	**0.4**
	[Korean Won Billions]	[2]	[2]	[3]	**[4]**
Net income (loss)	Yen Billions	0.1	0.2	0.2	**0.3**
	[Korean Won Billions]	[1]	[2]	[2]	**[3]**

* FY2004 average rate was 0.0977 yen to the Korean Won.

6. Selling, General & Administrative Expenses (Including R&D Expenses)

6-1. Research and Development Expenses (R&D)

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	2006 (e)
Net sales	431.7	466.6	500.2	**533.0**	575.0
Research & development expenses	55.0	59.7	69.0	**78.3**	89.0
Percentage of sales [%]	[12.8%]	[12.8%]	[13.8%]	**[14.7%]**	[15.5%]

6-2. Selling, General & Administrative Expenses (SG&A)

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	2006 (e)
Net sales	431.7	466.6	500.2	**533.0**	575.0
Selling, general & administrative expenses	202.5	228.4	250.9	**269.4**	292.0
Personnel expense	50.7	55.7	58.9	**60.8**	-
Marketing expense	129.7	147.4	161.9	**171.9**	-
Administrative expense and Others	22.1	25.4	30.1	**36.6**	-
Percentage of sales [%]	[46.9%]	[48.9%]	[50.2%]	**[50.5%]**	[50.8%]

6-3. Selling, General & Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	2006 (e)
Net sales	431.7	466.6	500.2	**533.0**	575.0
Selling, general & administrative expenses (including R&D expenses)	257.5	288.1	319.9	**347.7**	381.0
Percentage of sales [%]	[59.7%]	[61.7%]	[64.0%]	[65.2%]	[66.3%]

7. Personnel Information

(persons)

March 31	2002	2003	2004	**2005**	2006 (e)
Japan	5,175	5,162	5,055	**4,993**	-
U.S.	875	1,002	1,225	**1,537**	-
Europe	399	416	452	**503**	-
Asia	811	853	968	**1,262**	-
Total	7,260	7,433	7,700	**8,295**	9,100

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet <Assets>

(billions of yen)

March 31	2004	%	2005	%	Chg. %	Inc./ Dec.
Current assets:						
Cash and time deposits	56.7		**54.4**			(2.4)
Accounts and notes receivable-trade	132.1		**142.1**			10.0
Short-term investments	98.2		**92.7**			(5.5)
Inventories	35.1		**39.5**			4.4
Deferred tax assets	21.6		**28.3**			6.7
Other current assets	10.7		**9.0**			(1.7)
Allowance for doubtful accounts receivables	(0.2)		**(0.3)**			(0.1)
Total current assets	354.2	57.5	**365.6**	55.2	103.2	11.4
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	60.0		**67.0**			7.0
Machinery and vehicles	21.8		**25.3**			3.5
Land	17.2		**17.0**			(0.3)
Construction in progress	8.6		**4.0**			(4.5)
Others	9.1		**9.6**			0.6
Total property, plant and equipment	116.7	19.0	**122.9**	18.5	105.3	6.2
Intangible assets	15.1	2.4	**37.0**	5.6	245.8	22.0
Investments and other assets:						
Investments securities	82.4		**89.3**			6.9
Long-term loans receivable	0.1		**0.1**			0.1
Deferred tax assets	17.9		**20.6**			2.6
Other assets	30.5		**28.3**			(2.2)
Allowance for doubtful accounts receivables	(1.1)		**(1.1)**			(0.0)
Total investments and other assets	129.8	21.1	**137.2**	20.7	105.7	7.4
Total fixed assets	261.6	42.5	**297.1**	44.8	113.6	35.5
Total assets	615.8	100.0	**662.7**	100.0	107.6	46.9

<Explanation>

Accounts receivabletrade
<Increase Factor(s)>
Sales increase

Intangible assets
<Increase Factor(s)>
Zonegran acquisition

Investments securities
<Increase Factor(s)>
Acquisition of securities held to maturity
Appreciated market price of holding securities

2. Consolidated Balance Sheet <Liabilities and Shareholders' Equity>

(billions of yen)

March 31	2004	%	2005	%	Chg. %	Inc./Dec.
Current liabilities:						
Accounts and notes payable-trade	15.9		**15.7**			(0.2)
Short-term borrowings	0.2		**0.8**			0.6
Accounts payable-other	45.4		**45.1**			(0.3)
Accrued expenses	28.6		**33.7**			5.1
Accrued income taxes	16.8		**21.1**			4.4
Reserve for sales rebates	23.3		**28.4**			5.1
Other reserves	0.9		**0.8**			(0.1)
Other current liabilities	4.0		**3.9**			(0.0)
Total current liabilities	135.0	21.9	**149.6**	22.6	110.8	14.6
Long-term liabilities:						
Deferred tax liabilities	0.3		**0.1**			(0.2)
Liability for retirement benefits	49.9		**32.5**			(17.4)
Retirement allowances for directors and corporate auditors	1.8		**2.3**			0.4
Other long-term liabilities	0.7		**9.7**			9.0
Total long-term liabilities	52.7	8.6	**44.6**	6.7	84.5	(8.2)
Total liabilities	187.7	30.5	**194.1**	29.3	103.4	6.4
Minority interests	8.6	1.4	**9.0**	1.3	104.5	0.4
Shareholders' equity:						
Common stock	45.0	7.3	**45.0**	6.8		-
Capital surplus	55.2	8.9	**55.2**	8.3		-
Retained earnings	342.8	55.7	**387.1**	58.4		44.2
Net unrealized gains on available-for-sale securities	8.7	1.4	**9.4**	1.4		0.7
Foreign currency translation adjustments	(6.3)	(1.0)	**(4.9)**	(0.7)		1.4
Treasury stock	(26.0)	(4.2)	**(32.1)**	(4.8)		(6.2)
Total shareholders' equity	419.5	68.1	**459.6**	69.4	109.6	40.1
Total liabilities, minority interests and shareholders' equity	615.8	100.0	**662.7**	100.0	107.6	46.9

<Explanation>

Liability for retirement benefits
<Increase Factor(s)>
Creation of Liability for retirement benefits

Other long-term liabilities
<Increase Factor(s)>
Zonegran acquisition

Treasury stock
<Increase Factors(s)>
Market purchases

3. Stock Information

3-1. Issued Stock and Shareholder Information

As of March 31, 2005

Total Number of Authorized Shares (shares)	Number of Shares Outstanding (shares)	[Number of Treasury Stock] (shares)	Number of Shareholders (persons)	Average Number of Shares per Shareholder (shares)
700,000,000	296,566,949	[10,781,202]	25,475	11,641

* Outstanding shares at fiscal period end includes treasury stock.

3-2. Top 10 Shareholders

As of March 31, 2005

Name	Shares	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	18,889 Thousands	6.37%
Nippon Life Insurance Co.	13,827 Thousands	4.66%
Saitama Resona Bank, Limited.	12,398 Thousands	4.18%
Nihon Trustee Service Trust Bank, Ltd. (Trust Account)	11,947 Thousands	4.03%
State Street Bank and Trust Company 505103	9,402 Thousands	3.17%
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	7,299 Thousands	2.46%
Moxley and Company	7,200 Thousands	2.43%
Mizuho Corporate Bank, Ltd.	6,680 Thousands	2.25%
State Street Bank and Trust Company	6,036 Thousands	2.04%
Eisai Employee Shareholding Association	5,901 Thousands	1.99%

* Stock numbers less than one thousand have been omitted.

3-3. Number of Shareholders by Category

(persons)

March 31	2004	%	**2005**	%	Inc./ Dec.
Financial Institutions	145	0.5%	**139**	0.5%	(6)
Securities Companies	38	0.1%	**35**	0.1%	(3)
Other Japanese Corporations	1,097	3.7%	**1,035**	4.1%	(62)
Corporations Outside Japan, etc.	500	1.7%	**478**	1.9%	(22)
Treasury Stock	1	0.0%	**1**	0.0%	-
Individuals and Others	27,932	94.0%	**23,787**	93.4%	(4,145)
Total	29,713	100.0%	**25,475**	100.0%	(4,238)

3-4. Number of Shares Held by Category

March 31 (One unit = 1,000 shares)	2004	%	**2005**	%	Inc./ Dec.
Financial Institutions	117,976	39.8%	**112,986**	38.1%	(4,990)
Securities Companies	4,934	1.7%	**5,508**	1.9%	574
Other Japanese Corporations	16,656	5.6%	**17,945**	6.0%	1,289
Corporations Outside Japan, etc.	105,129	35.4%	**111,682**	37.7%	6,553
Treasury Stock	8,789	3.0%	**10,781**	3.6%	1,991
Individuals and Others	43,080	14.5%	**37,661**	12.7%	(5,418)
Total	296,566	100.0%	**296,566**	100.0%	-

* Stock numbers less than one thousand have been omitted.

3-5. Breakdown of Shareholders Holding Size/Number of Shareholders

March 31	2004	%	2005	%	Inc./ Dec.
1 million shares and over	50	0.2%	**55**	0.2%	5
from 0.1 million to less than 1 million shares	158	0.5%	**163**	0.6%	5
from 10 thousands to less than 0.1 million shares	749	2.5%	**685**	2.7%	(64)
from 1 thousands to less than 10 thousand shares	11,075	37.3%	**9,409**	36.9%	(1,666)
from 1 hundred to less than 1 thousand shares	15,276	51.4%	**12,111**	47.5%	(3,165)
less than 100 shares	2,405	8.1%	**3,052**	12.0%	647
Total	29,713	100.0%	**25,475**	100.0%	(4,238)

3-6. Breakdown by Shareholder Holding Size/Number of Shares Held

As of March 31

March 31 (One unit = 1,000 shares)	2004	%	2005	%	Inc./ Dec.
1 million shares and over	198,817	67.0%	**201,935**	68.1%	3,118
from 0.1 million to less than 1 million shares	50,233	16.9%	**52,785**	17.8%	2,551
from 10 thousands to less than 0.1 million shares	19,396	6.6%	**17,654**	6.0%	(1,742)
from 1 thousands to less than 10 thousand shares	24,268	8.2%	**21,024**	7.1%	(3,243)
from 1 hundred to less than 1 thousand shares	3,756	1.3%	**3,043**	1.0%	(713)
less than 100 shares	93	0.0%	**123**	0.0%	29
Total	296,566	100.0%	**296,566**	100.0%	-

* Stock numbers less than one thousand have been omitted.

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31	2004	2005	Inc./ Dec.
Operating activities			
Income before income taxes & minority interests	82.5	**87.7**	5.1
Depreciation and amortization	18.5	**22.4**	4.0
Other non-cash losses/gains	9.1	**7.3**	(1.8)
Operating assets/liability increase/decrease	11.4	**(4.9)**	(16.3)
Others	(4.6)	**(7.4)**	(2.8)
Subtotal	116.9	**105.1**	(11.8)
Interest paid/received	1.6	**2.0**	0.4
Payments in employee pension trust	-	**(20.0)**	(20.0)
Income taxes paid	(45.8)	**(38.0)**	7.8
Net cash provided by operating activities	72.7	**49.2**	(23.5)
Investing activities			
Capital expenditures	(25.1)	**(39.2)**	(14.1)
Other revenue/payment for continuous activities	1.3	**0.5**	(0.8)
Purchases/sales of securities	(2.5)	**0.1**	2.6
Others	(1.0)	**1.1**	2.0
Net cash used in investing activities	(27.3)	**(37.5)**	(10.3)
Financing activities			
Dividends paid	(9.9)	**(11.2)**	(1.3)
Long-term debt proceeds/payment	(0.1)	**-**	0.1
Short-term debt proceeds/payment	0.2	**0.7**	0.5
Treasury stock purchase	(11.4)	**(6.1)**	5.3
Others	(0.1)	**(0.1)**	0.0
Net cash used in financing activities	(21.4)	**(16.7)**	4.6
Effect of exchange rate changes on cash and cash equivalents	(5.3)	**1.4**	6.6
Net increase/decrease in cash and cash equivalents	18.8	**(3.7)**	(22.6)
Cash and cash equivalents at beginning of year	127.3	**146.1**	18.8
Cash and cash equivalents of newly consolidated subsidiaries at the beginning of the year	-	**0.0**	0.0
Cash and cash equivalents at end of year	146.1	**142.4**	(3.7)

<Explanation>

Operating assets/liability increase/decrease
<Decrease factor(s)>
Trade receivables increased in the previous period

Capital expenditures
<Increase Factor(s)>
Procurement of intangible fixed assets including product acquisition

(billions of yen)

Years Ended/Ending March 31	2004	2005	
Free Cash Flow*	48.9	**10.5**	(38.4)

* Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" -"Other revenue/payment for continuous activities"

V. Consolidated Subsidiaries - Associated Companies

1. Consolidated Subsidiaries (38 companies)

1-1. Subsidiaries Outside Japan (27 companies)

As of March 31, 2005

Company Name	Location	Common Stock		Equity(%) Ownership[1]	Description of Operations
		Unit: thousand			
Eisai Corporation of North America	New Jersey, USA	204,100	US$	100.00%	U.S. subsidiaries holding company
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	90,300	US$	100.00%	Basic research/clincial trial process research
Eisai Inc.	New Jersey, USA	83,600	US$	100.00%	Pharma. prod./sales
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00%	-
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00%	Pharm. clinical research
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00%	Pharm. machinery sales
Eisai Europe Ltd.*	London, U.K.	47,060	UKPS	100.00%	E.U. subsidiaries holding company
Eisai Ltd.	London, U.K.	15,548	UKPS	100.00%	Pharma. sales/clinical research
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UKPS	100.00%	Basic research
Eisai Pharma-Chem Europe Ltd.*	London, U.K.	100	UKPS	100.00%	-
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharmaceutical sales
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00%	Pharm. machinery prod./sales
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharmaceutical sales
Eisai B.V.	Amsterdam, Netherlands	540	EUR	100.00%	Pharmaceutical prod./sales
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical Marketing
Eisai S.r.l.*	Milano, Italy	3,500	EUR	100.00%	Pharmaceutical sales
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical prod./sales
Eisai Asia Regional Services Pte. Ltd.*	Singapore, Singapore	26,400	S$	100.00%	Pharm. Importation and sales
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya, Malaysia	470	M$	100.00%	Pharmaceutical sales
Eisai (Thailand) Marketing Co., Ltd.*	Bangkok, Thailand	11,000	Baht	49.90%	Pharmaceutical prod./sales
Eisai Taiwan, Inc.*	Taipei, Taiwan	250,000	NT$	100.00%	Pharmaceutical prod./sales
Wei-zai Co., Ltd.*	Taipei, Taiwan	20,000	NT$	100.00%	Pharmaceutical sales
Eisai China Inc.*	Suzhou, China	254,983	RMB	100.00%	Pharmaceutical prod./ sales
Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00%	Pharmaceutical sales
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales
Hi-Eisai Pharmaceutical Inc.*	Manila, Philippines	31,250	Peso	50.00%	Pharmaceutical sales
Eisai Pharmaceuticals India Private Ltd.*	Mumbai, India	100,000	INR	100.00%	Pharmaceutical prod./sales

* Equity direct/indirect ownership percentage.
* Common Stock numbers fractions have been omitted.
* The fiscal year of Eisai China Inc. ends December 31. Fiscal Year of other consolidated subsidiaries outside/inside Japan end March 31.
* Eisai Pharma-Chem Europe Ltd. is in the process of liquidation.
* Eisai Asia Regional Services Pte. Ltd. has changed its principle operations from pharmaceutical management and sales support to pharmaceutical importation and sales beginning in April 2004.
* The Company has a less than 50 percent equity ownership in Eisai (Thailand) Marketing Co., Ltd., and HI-Eisai Pharmaceutical Inc., but it is considered to be a consolidated subsidiary under the application of the "controlling entity" standard.
* Hi-Eisai Pharmaceutical Inc. was transformed from an associated company accounted for equity method into a consolidated subsidiary when the Parent Company gained a 50% ownership in July 2004.
* The U.K.-based European regional headquarters, Eisai Europe Ltd. and the India-based phamaceuticals prod./ sales company, Eisai Pharmaceuticals India Private Ltd., were establishd in October 2004.
* The Italy-based pharmaceuticals marketing company, Eisai S.r.l. was established in February 2005.
* Eisai Taiwan, Inc. and Wei-zai Co., Ltd., both licated in Taiwan, merged togather in April 2005. The surviving company is Eisai Taiwan, Inc.

1-2. Subsidiaries in Japan (11 companies)

As of March 31, 2005

Company Name	Location	Common Stock	Equity(%) Ownership[1]	Description of Operations
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262 million	50.88%	Diagnostic product prod./sales
Sannova Co., Ltd.	Gunma Pref.	¥926 million	79.97%	Pharmaceutical prod./sales
Elmed Eisai Co., Ltd.	Tokyo	¥450 million	100.00%	Pharmaceutical sales
Eisai Food & Chemicals Co., Ltd.*	Tokyo	¥100 million	100.00%	Chemicals and Food additives sales
Eisai Machinery Inc.*	Tokyo	¥100 million	100.00%	Pharma. Production system, etc prod./sales
KAN Research Institute, Inc.	Kyoto	¥70 million	100.00%	Basic research
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60 million	100.00%	Pharmaceutical distribution
Sunplanet Co., Ltd.	Tokyo	¥455 million	85.12%	Real estate mgt., catering/administrative
Clinical Supply Co., Ltd.	Gifu Pref.	¥80 million	84.80%	Medical instruments prod./sales
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	¥50 million	75.44%	Diagnostic product and genetic technology research
Eisai Seikaken Co., Ltd.	Tokyo	¥50 million	70.00%	Agro-chemical prod./sales

* Equity direct/indirect ownership percentage.
* Common stock numbers less than one million have been omitted.
* Eisai Food & Chemicals Co., Ltd. is a wholly-owned subsidiary, which was newly incorporated by spinning off the Food Additives and Chemicals Division of the Parent Company in April 2004.
* Dymec Co., Ltd. has completed the process of liquidation in September 2004.
* The Machinery Division was divested from the Parent Company and transferred to Herusu Co., Ltd., a consolidated subsidiary, Herusu Co., Ltd. in October 2004, whose corporate name was simultaneously changed to Eisai Machinery Co., Ltd. Main bussiness area of Eisai Machinery Co., Ltd.are manufacturing and sales of Pharmaceutical producton system.

2. Equity in Earnings in Associated Companies (2 companies)

As of March 31, 2005

Company Name	Location	Common Stock	Equity (%) Ownership[1]	Description of Operations
[Associated company outside Japan: 1]		Unit: thousand		
Eisai-Novartis Verwaltungs GmbH*	Nuremberg, FRG	25,000 EUR	50.00%	-
[Associated company in Japan: 1]				
Bracco-Eisai Co., Ltd.*	Tokyo	¥340 million	49.00%	Contrast media import/prod./sales

* Equity indirect/direct ownership percentage.
* Common Stock numbers fractions have been omitted.
* Fiscal year of Bracco-Eisai Co., Ltd. ends December 31.
* Eisai-Novartis Verwaltungs GmbH is in the process of liquidation.
* Hi-Eisai Pharmaceutical Inc. was transformed from an associated company accounted for equity method into a consolidated subsidiary when the Parent Company gained a 50% ownership in July 2004.

VI. Financial Trend

(billions of yen)

Years Ended/Ending March 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
<Statements of Income>										
Net Sales	273.4	281.6	301.8	284.9	302.5	361.7	431.7	466.6	500.2	**533.0**
Cost of Sales*	94.2	95.0	93.8	87.1	91.6	98.5	101.5	102.6	97.2	**98.5**
Research and Development Expenses	37.6	38.3	45.1	43.7	46.7	49.6	55.0	59.7	69.0	**78.3**
Sales, General and Administrative Expenses	98.8	104.4	121.2	115.4	127.1	154.7	202.5	228.4	250.9	**269.4**
Operating Income	49.1	50.4	47.5	38.6	37.1	59.0	72.7	75.9	83.1	**86.8**
Ordinary Income	48.7	50.3	47.2	39.8	36.9	63.2	76.1	76.1	83.4	**89.1**
Net Income	19.1	19.4	19.8	15.9	11.3	23.3	36.5	41.0	50.1	**55.5**
<Statements of Cash Flows>										
Net cash provided by operating activities				35.9	27.2	85.0	56.9	57.6	72.7	**49.2**
Net cash used in investing activities				(33.9)	(4.0)	(19.6)	(7.2)	(27.7)	(27.3)	**(37.5)**
Net cash used in financing activities				(10.0)	(15.4)	(17.7)	(39.1)	(19.8)	(21.4)	**(16.7)**
Free Cash Flow*				21.1	12.6	71.8	32.1	31.1	48.9	**10.5**
<Balance Sheet>										
Common Stock	23.5	29.6	44.9	44.9	44.9	44.9	44.9	45.0	45.0	**45.0**
Total Assets	442.9	456.6	453.1	463.4	485.7	549.4	557.6	591.7	615.8	**662.7**
Shareholders' Equity	227.4	254.4	299.2	308.6	329.4	345.9	362.1	388.2	419.5	**459.6**
Capital Expenditures				14.2	16.3	15.0	27.2	21.9	28.7	**49.0**
Depreciation/Amortization				13.0	15.1	150.0	15.3	18.0	18.5	**22.4**
<Managerial Indices>										
Earnings per Share* (EPS) (yen)	74.1	71.0	70.0	53.6	38.0	78.7	123.5	141.2	172.1	**193.4**
Fully Diluted EPS (yen)	69.8	66.9	67.1	53.1	37.7	77.9	122.3	139.9	172.1	**193.3**
Return on Sales Ratio (%)	7.0	6.9	6.6	5.6	3.7	6.4	8.5	8.8	10.0	**10.4**
Return on Equity (ROE) (%)	8.7	8.1	7.2	5.2	3.5	6.9	10.3	10.9	12.4	**12.6**
Equity-to-Total Asset Ratio (%)	51.3	55.7	66.0	66.6	67.8	63.0	64.9	65.6	68.1	**69.4**
Turnover Ratio of Total Capital (Time)	0.7	0.6	0.7	0.6	0.6	0.7	0.8	0.8	0.8	**0.8**
Return on Assets (ROA) (%)	4.6	4.3	4.4	3.5	2.4	4.5	6.6	7.1	8.3	**8.7**
Price-to-Book Value Ratio (PBR) (Time)	2.4	2.3	1.8	2.4	2.4	2.7	2.5	1.6	1.9	**2.3**
Dividends on Equity (DOE)(%)	1.8	2.1	2.2	2.1	2.0	2.0	2.4	2.5	2.6	**3.7**
Payout Ratio (%)	20.2	25.5	31.4	40.1	56.5	29.2	23.3	22.7	20.9	**29.0**
Dividends per Share (yen)	15.0	18.0	21.5	21.5	21.5	23.0	29.0	32.0	36.0	**56.0**
Total Cash Dividends (billions of yen)	39	50	62	64	64	68	85	93	104	**160**
Treasury Stock Purchase (thousand of shares)							4590.0	3,000	4,000	**197**
Treasury Stock Purchase (billions of yen)							13.9	9.2	11.4	**61.0**

* Consolidated financial results from the year ended March 1996 have been reclassified for comparative purposes.
* "Cost of Sales" includes "Provision/Reversal of reserve for sales returns".
* Earnings per Share and Fully Diluted Earnings per Share for the year ended March 2003 have been calculated based on a new accounting system.
* Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" -"Other revenue/payment for continuous activities"

VII. Non-Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	Change %	2006 (e)
Net Sales	275.0	289.6	303.6	**307.9**	101.4	320.0
Cost of Sales*	84.2	85.6	83.6	**77.5**	92.8	75.0
Research and Development Expenses	51.9	57.6	67.4	**77.1**	114.5	86.0
Selling, General and Administrative Expenses	75.1	81.1	85.6	**85.6**	100.0	93.0
Operating Income	63.9	65.3	67.1	**67.6**	100.9	66.0
Ordinary Income	66.0	64.8	66.6	**69.1**	103.8	66.0
Net Income	30.8	34.2	41.9	**43.5**	103.9	41.5

*"Cost of Sales" includes "Provision/Reversal of reserve for sales returns".

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	Change %	2006 (e)
Net Sales	275.0	289.6	303.6	**307.9**	101.4	320.0
Pharmaceuticals	240.4	250.2	260.7	**261.0**	100.1	275.5
Prescription Pharmaceuticals	217.6	229.4	241.2	**242.2**	100.4	256.5
[Ratio of in-house developed products to Prescription Pharmaceuticals] (%)	[76.2%]	[78.0%]	[80.4%]	**[81.5%]**	-	-
Consumer Health Care Products	22.8	20.8	19.5	**18.8**	96.3	19.0
Food Additives/Chemicals, Machinery, etc.	13.4	11.9	9.7	**3.1**	32.5	1.5
Industrial Property Rights, etc. Income	21.2	27.5	33.3	**43.8**	131.6	43.0

* Animal Health business transferred market rights to another company in February 2003.
Food Additives/Chemicals was demerged on April 2004.
Machinary business was divested and succeeded to consolidated subsidiary in October 2004.
*Sales results by business segment have been reclassified since the year ended March 31, 2004.

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	Change %	2006 (e)
Net sales	275.0	289.6	303.6	**307.9**	101.4	320.0
Export	61.2	76.5	85.9	**88.1**	102.6	89.5
North America	46.9	58.3	62.7	**64.6**	102.9	-
Europe	10.5	14.1	18.8	**19.0**	101.2	-
Asia and others	3.8	4.1	4.3	**4.4**	102.9	-
Ratio of Exports to Sales (%)	22.3	26.4	28.3	**28.6**	-	28.0

*Major areas and countries included in each category:
1) North America: The U.S. and Canada
2) Europe: The United Kingdom, France, Germany, etc.
3) Asia and Others: East Asia, South-East Asia, and South-Central America, etc. (except Japan)
*Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31 Product Description	2002	2003	2004	**2005**	Change %	2006 (e)
Alzheimer's disease treatment ARICEPT	13.7	21.9	28.4	**35.1**	123.5	43.0
Peripheral neuropathy treatment METHYCOBAL	29.7	31.1	31.8	**31.9**	100.3	32.0
Gastritis/gastric ulcer medication SELBEX	30.1	26.8	24.4	**22.8**	93.3	22.0
Proton pump inhibitor PARIET	5.4	5.8	14.6	**19.4**	132.7	30.0
Osteoporosis treatment GLAKAY	12.6	11.4	10.0	**9.0**	89.9	9.0
Non-ionic contrast medium IOMERON	10.2	9.5	9.4	**8.9**	95.1	9.0
Muscle relaxant MYONAL	9.5	8.8	8.7	**8.6**	98.6	8.0
Long-acting isosorbide dinitrate NITOROL-R	6.7	6.1	5.3	**4.8**	91.3	5.0
Endoscopic examination/hypoglycemia treatment GLUCAGON G NOVO	4.5	4.4	4.4	**4.2**	94.7	4.0
Anti-allergy agent AZEPTIN	6.2	4.8	3.5	**3.8**	108.7	3.0
Long-acting macrolide antibiotic RULID	3.7	3.5	3.1	**2.9**	93.8	2.5
Long-acting ACE inhibitor INHIBACE*	3.7	3.1	2.5	**1.9**	76.1	-
OTHERS	48.6	48.7	46.1	**46.4**	100.7	40.5
Prescription Pharmaceuticals Total	184.3	185.7	192.3	**199.8**	103.9	208.0

*Statistical segmentation of "Prescription Pharmaceuticals Totals" have been modified from the year ended March 31, 2004.
*Marketing rights of *Inhibace,* an ACE Inhibitor, has been transferred from Eisai to Chugai from April 1, 2005.

5. *Aricept*, *Aciphex/Pariet* Drug Substance/Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31 Product	2002	2003	2004	**2005**	Change %	2006 (e)
ACIPHEX/PARIET bulk tablets/drug substance (export)	21.5	28.9	32.5	**21.7**	66.8	24.5
ARICEPT drug substance (export)	11.8	14.8	16.3	**20.6**	126.2	19.5
Bulk Substance/Tablets Total	33.3	43.7	48.9	**42.5**	87.0	48.5

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	Change %	2006 (e)
Vitamin B_2 preparation CHOCOLA BB Group	8.9	9.2	8.7	**8.4**	95.9	9.5
JUVELUX / Natural Vitamin E preparation Vitamin-E Group	3.4	3.2	2.8	**2.2**	78.1	2.0
SACLON / Indigestion & heartburn treatment SACLON Group	2.8	2.7	2.3	**2.1**	93.1	2.0
NABOLIN / Active-type Vitamin B_{12} NABOLIN Group	1.5	1.2	1.5	**1.4**	96.2	2.0
Consumer Health Care Products Total	22.8	20.8	19.5	**18.8**	96.3	19.0

7. GROSS PROFIT/MANUFACTURING COST

7-1 Breakdown of Cost of Sales

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**
Net sales	275.0	289.6	303.6	**307.9**
Cost of sales	84.3	85.5	83.5	**77.7**
Beginning inventory (+)	11.9	12.6	14.2	**13.5**
Manufacturing cost (+)	41.8	47.2	45.1	**40.4**
Product purchase (+)	34.9	31.3	30.1	**24.3**
Account transfer (+)	8.1	8.7	7.7	**11.3**
Ending inventory (-)	12.6	14.2	13.5	**11.8**
Cost of sales (%)	30.6	29.5	27.5	**25.2**
Reversal/Provision of reserve for sales returns	(0.1)	0.1	0.0	**(0.1)**
Gross profit	190.9	204.0	220.1	**230.4**

7-2 Breakdown of Manufacturing Costs

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**
Total manufacturing cost	45.4	50.0	46.0	**43.8**
Raw materials	17.7	19.5	15.9	**15.0**
Labor cost	13.6	14.9	14.5	**13.3**
Expenses	14.2	15.6	15.5	**15.5**
Beginning inventory of semi-finished goods and work-in-process (+)	7.2	7.7	6.9	**7.4**
Ending inventory of semi-finished goods and work-in-process (-)	7.7	6.9	7.4	**8.8**
Account transfer (+)	(2.0)	(2.7)	(1.7)	**(2.3)**
Cost variances (+)	(1.2)	(0.8)	1.3	**0.3**
Manufacturing cost	41.8	47.2	45.1	**40.4**

8. Selling, General & Administrative Expenses (Including R&D Expenses)

8-1 Research and Development Expenses

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	2006 (e)
Net sales	275.0	289.6	303.6	**307.9**	320.0
Research and development expenses	51.9	57.6	67.4	**77.1**	86.0
Overseas research and development expenses	17.5	18.4	24.3	**31.2**	-
[Ratio of overseas R&D expenses to total R&D expenses] (%)	[33.8%]	[31.8%]	[36.1%]	**[40.5%]**	-
Percentage of sales (%)	[18.9%]	[19.9%]	[22.2%]	**[25.0%]**	[26.9%]

8-2 Selling, General and Administrative Expenses

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	2006 (e)
Net sales	275.0	289.6	303.6	**307.9**	320.0
Selling, general and administrative expenses	75.1	81.1	85.6	**85.6**	93.0
Personnel expenses	35.4	37.6	38.1	**35.4**	-
Marketing expenses	23.9	26.8	30.9	**32.8**	-
Administrative expenses	15.8	16.7	16.6	**17.5**	-
Percentage of sales (%)	[27.3%]	[28.0%]	[28.2%]	**[27.8%]**	[29.1%]

8-3 Selling, General and Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	2006 (e)
Net sales	275.0	289.6	303.6	**307.9**	320.0
Selling, general and administrative expenses (including R&D expenses)	127.0	138.7	153.0	**162.8**	179.0
Percentage of sales (%)	[46.2%]	[47.9%]	[50.4%]	**[52.9%]**	[55.9%]

9. Balance Sheet Data

<Assets>

(billions of yen)

March 31	2002	2003	2004	**2005**
Current assets	213.8	243.2	261.6	**249.3**
Fixed assets	233.2	239.7	254.0	**281.3**
Property, plant and equipment	71.4	72.6	79.2	**84.1**
Intangible assets	11.3	12.2	11.2	**17.8**
Investments and other assets	150.5	154.9	163.6	**179.4**
Total assets	447.0	482.9	515.6	**530.6**

<Liabilities and Shareholders' Equity>

(billions of yen)

March 31	2002	2003	2004	**2005**
Current liabilities	56.6	61.9	62.4	**67.9**
Long-term liabilities	35.2	43.5	48.2	**30.9**
Total liabilities	91.8	105.4	110.5	**98.9**
Shareholders' equity	355.2	377.5	405.1	**431.8**
Total shareholders' equity	447.0	482.9	515.6	**530.6**

10. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2002	2003	2004	**2005**	2006 (e)
Capital expenditures	19.6	15.9	20.6	**25.0**	15.0
Property, plant and equipment	13.7	11.6	17.7	**16.3**	11.0
Intangible Assets	6.0	4.4	2.8	**8.7**	4.0
Depreciation/Amortization	10.9	13.0	13.6	**14.3**	16.0

* Depreciation/Amortization value represent Depreciation for "Property, plant and equipment" and Amortization for "Intangible assets".

11. Personnel Information

(persons)

March 31	2002	2003	2004	**2005**	2006 (e)
Total employees	3,911	3,894	3,858	**3,815**	3,900
Production	856	839	809	**798**	-
Research and development	937	948	956	**940**	-
Sales, marketing and administration	2,118	2,107	2,093	**2,077**	-
Total Personnel cost (billions of yen)	653	697	703	**653**	-

12. Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31	2004	**2005**	Inc./ Dec.
Operating activities			
Income before income taxes & minority interests	69.2	**67.8**	(1.4)
Depreciation and amortization	13.6	**14.3**	0.6
Other non-cash losses/gains	7.5	**6.7**	(0.9)
Operating assets/liability increase/decrease	(6.2)	**1.3**	7.6
Others	(4.6)	**(8.0)**	(3.3)
Subtotal	79.5	**82.1**	2.6
Interest paid/received	1.1	**1.0**	(0.1)
		(20.0)	(20.0)
Income taxes paid	(37.3)	**(28.0)**	9.2
Net cash provided by operating activities	43.3	**35.0**	(8.3)
Investing activities			
Capital expenditures	(17.6)	**(24.2)**	(6.6)
Other revenue/payment for continuous activities	0.4	**0.4**	(0.0)
Purchases/sales of securities	2.1	**(0.9)**	(3.0)
Others	(0.6)	**(1.4)**	(0.8)
Net cash used in investing activities	(15.6)	**(26.1)**	(10.5)
Financing activities			
Dividends paid	(9.9)	**(11.2)**	(1.3)
Treasury stock purchase	-	**(6.1)**	(6.1)
Others	(11.4)	**(0.1)**	11.4
Net cash used in financing activities	(21.4)	**(17.4)**	4.0
Effect of exchange rate changes on cash and cash equivalents	(0.1)	**0.0**	0.1
Net increase/decrease in cash and cash equivalents	6.3	**(8.4)**	(14.7)
Cash and cash equivalents at beginning of year	81.6	**87.9**	6.3
Cash and cash equivalents at end of year	87.9	**79.5**	(8.4)

(billions of yen)

Years Ended/Ending March 31	2004	**2005**	Inc./ Dec.
Free Cash Flow	26.1	**11.3**	(14.9)

* Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" -"Other revenue/payment for continuous activities"

VIII. Changes in Quarterly Results

1. Statements of Income Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2004				2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	116.6	131.1	130.0	122.4	122.7	138.3	143.4	**128.6**
Cost of sales	23.0	24.6	25.9	23.7	24.1	26.3	25.3	**22.8**
Research and development expenses	16.9	16.6	17.1	18.4	18.2	19.3	19.5	**21.3**
Selling, general and administrative expenses	57.7	67.9	62.1	63.1	61.8	69.8	71.9	**65.9**
Operating income	19.1	21.9	24.9	17.2	18.6	22.9	26.7	**18.5**
Non-operating income/expenses	0.5	(0.8)	0.2	0.5	0.8	0.8	(0.1)	**0.7**
Ordinary income	19.6	21.1	25.0	17.7	19.5	23.8	26.6	**19.3**
Extraordinary income/expenses	(0.2)	3.4	(0.4)	(3.8)	(0.2)	0.3	(0.7)	**(0.9)**
Income before taxes and interests	19.4	24.5	24.7	13.9	19.3	24.1	25.9	**18.4**
Net income	12.3	12.5	15.5	9.8	12.4	15.2	16.5	**11.4**
Earnings per share (yen)	42.3	42.9	53.1	33.9	43.1	52.7	57.5	**40.1**

* "Cost of Sales" includes "Reversal/Provision of reserve for sales returns".

2. Balance Sheet Data [Consolidated]

<Assets>

(billions of yen)

March 31	2004				2005			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Current assets	346.0	357.7	348.2	354.2	353.4	381.6	379.3	**365.6**
Fixed assets	248.0	258.4	260.3	261.6	281.9	283.2	282.0	**297.1**
Property, plant and equipment	112.6	114.3	114.6	116.7	116.8	120.3	118.6	**122.9**
Intangible assets	15.8	15.2	14.8	15.1	33.5	33.7	31.6	**37.0**
Investments and other assets	119.5	128.9	130.8	129.8	131.6	129.2	131.8	**137.2**
Total assets	594.0	616.1	608.5	615.8	635.3	664.9	661.3	**662.7**

<Liabilities and Shareholders' Equity>

(billions of yen)

March 31	2004				2005			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Current liabilities	135.5	147.9	127.0	135.0	143.4	150.5	141.7	**149.6**
Long-term liabilities	51.9	49.5	52.8	52.7	54.2	63.4	65.2	**44.6**
Total liabilities	187.4	197.4	179.8	187.7	197.6	213.9	206.9	**194.1**
Minority Interests	9.4	9.4	9.3	8.6	8.6	8.8	8.9	**9.0**
Shareholders' equity	397.2	409.3	419.4	419.5	429.1	442.2	445.5	**459.6**
Total liabilities, minority interests and shareholders' equity	594.0	616.1	608.5	615.8	635.3	664.9	661.3	**662.7**

3. Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2004				2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Capital Expenditures	5.2	7.4	6.0	10.1	23.2	8.2	3.8	**13.8**
Property, plant and equipment	4.5	6.8	5.3	8.8	3.2	6.5	3.3	**8.7**
Intangible assets	0.7	0.6	0.7	1.3	19.9	1.7	0.5	**5.1**
Depreciation/Amortization	4.3	4.5	4.7	5.0	5.1	5.4	5.4	**6.6**

* Depreciation/Amortization value represent Depreciation for "Property, plant and equipment" and Amortization for "Intangible assets".

4. Statements of Cash Flows Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2004				2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net cash provided by operating activities	16.9	28.9	3.8	23.1	9.4	31.4	12.2	**(3.8)**
Net cash used in investing activities	(3.8)	(11.5)	(9.2)	(2.8)	(18.7)	(2.8)	(8.1)	**(8.0)**
Net cash used in financing activities	(4.5)	(0.0)	(5.4)	(11.4)	(5.0)	0.4	(12.2)	**0.1**
Cash and cash equivalents at end of period	136.4	150.0	138.1	146.1	133.2	163.7	152.6	**142.4**
Free Cash Flow	12.1	24.0	(3.8)	16.7	(8.9)	25.5	6.8	**(13.0)**

*Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" -"Other revenue/payment for continuous activities".

5. *ARICEPT* Sales by Area [Consolidated]

Years Ended/Ending March 31		2004				2005			
Area		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Japan	¥ Billions	7.0	6.7	7.9	6.8	8.9	8.4	9.9	**7.9**
U.S.	¥ Billions	19.1	23.1	20.5	25.1	18.1	26.1	27.3	**26.1**
	US $ Millions	[162]	[197]	[187]	[232]	[165]	[237]	[257]	**[249]**
U.K.	¥ Billions	0.3	0.2	0.2	0.2	0.2	0.3	0.3	**0.3**
	UK £ Millions	[1]	[1]	[1]	[1]	[1]	[1]	[1]	**[1]**
France	¥ Billions	3.4	4.1	4.2	3.9	4.8	4.7	4.7	**4.9**
	Euro Millions	[25]	[31]	[32]	[29]	[36]	[35]	[34]	**[36]**
Germany	¥ Billions	2.1	1.3	1.5	1.3	1.6	1.7	2.8	**0.9**
	Euro Millions	[15]	[10]	[12]	[10]	[12]	[13]	[21]	**[6]**
Europe Total	¥ Billions	5.8	5.7	6.0	5.4	6.7	6.7	7.8	**6.1**
Asia and others	¥ Billions	0.6	0.6	0.6	0.7	0.7	0.7	0.7	**0.9**
Total	¥ Billions	32.5	36.1	35.0	38.0	34.4	41.9	45.7	**40.8**

6. *ACIPHEX/PARIET* Sales by Area [Consolidated]

Years Ended/Ending March 31		2004				2005			
Area		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Japan	¥ Billions	1.7	4.1	5.7	3.1	3.2	5.1	6.6	**4.5**
U.S.	¥ Billions	22.6	31.4	26.7	24.8	24.8	27.0	27.3	**24.9**
	[US $ Millions]	[191]	[266]	[244]	[232]	[226]	[246]	[257]	**[238]**
U.K.	¥ Billions	1.3	1.6	1.8	1.6	1.5	1.5	1.3	**1.2**
	[UK £ Millions]	[7]	[8]	[10]	[8]	[8]	[8]	[6]	**[6]**
Germany	¥ Billions	0.3	0.3	0.3	0.3	0.3	0.3	0.3	**0.4**
	[Euro Millions]	[2]	[2]	[2]	[2]	[2]	[2]	[2]	**[3]**
Europe Total	¥ Billions	1.6	1.8	2.1	1.8	1.8	1.8	1.6	**1.6**
Asia and others	¥ Billions	0.3	0.4	0.5	0.4	0.5	0.5	0.6	**0.5**
Total	¥ Billions	26.3	37.7	35.0	30.1	30.3	34.5	36.0	**31.5**

7. *ZONEGRAN* Sales

Years Ended/Ending March 31		2005			
		First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
U.S.	¥ Billions	2.5	3.6	2.1	**2.9**
	[US $ Millions]	[23]	[33]	[20]	**[28]**

8. Eisai Inc. (U.S.)

Years Ended/Ending March 31		2004				2005			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	¥ Billions	42.4	55.3	48.1	50.4	45.9	57.2	57.7	**54.4**
	[US $ Millions]	[358]	[470]	[440]	[467]	[418]	[520]	[543]	**[520]**
Operating income	¥ Billions	1.0	4.0	2.4	2.6	1.6	3.5	3.9	**1.3**
	[US $ Millions]	[8]	[34]	[22]	[24]	[14]	[32]	[37]	**[13]**
Net income	¥ Billions	0.7	2.4	1.4	1.6	1.0	2.2	2.5	**0.9**
	[US $ Millions]	[5]	[20]	[13]	[15]	[9]	[20]	[23]	**[9]**
Operating income before royalty deduction	¥ Billions	6.2	10.4	8.0	9.4	7.6	11.5	12.1	**12.1**
	[US $ Millions]	[53]	[88]	[73]	[87]	[69]	[104]	[114]	**[115]**

9. Statements of Income Data [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2004				2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	76.5	77.4	80.2	69.6	74.8	76.5	83.3	**73.4**
Cost of sales	20.8	21.3	22.3	19.2	19.5	19.9	20.5	**17.7**
Research and development expenses	16.0	16.4	16.6	18.3	17.6	18.9	19.3	**21.3**
Selling, general and administrative expenses	20.6	22.4	22.0	20.7	21.0	21.5	22.6	**20.5**
Operating income	19.1	17.3	19.3	11.4	16.6	16.2	20.9	**13.8**
Ordinary income	19.6	16.4	19.2	11.4	17.4	16.7	20.7	**14.3**
Net income	12.3	10.6	12.7	6.3	11.3	10.8	12.9	**8.5**

* "Cost of Sales" includes "Reversal/Provision of reserve for sales returns".

10. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2004				2005			
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
ARICEPT	7.0	6.7	7.9	6.8	8.9	8.4	9.9	**7.9**
METHYCOBAL	8.3	7.8	8.4	7.2	8.0	8.2	8.6	**7.0**
SELBEX	6.7	5.8	6.4	5.5	5.8	5.7	6.1	**5.1**
PARIET	1.7	4.1	5.7	3.1	3.2	5.1	6.6	**4.5**
GLAKAY	2.8	2.5	2.6	2.1	2.4	2.3	2.4	**1.9**
IOMERON	2.6	2.3	2.6	1.9	2.3	2.2	2.5	**1.9**
MYONAL	2.3	2.2	2.3	1.9	2.2	2.2	2.3	**1.8**
NITOROL-R	1.4	1.2	1.5	1.2	1.3	1.2	1.3	**1.0**
GLUCAGON G NOVO	1.2	1.1	1.3	0.9	1.1	1.1	1.2	**0.8**
AZEPTIN	1.0	0.7	0.9	1.0	0.8	0.6	0.9	**1.4**
RULID	0.8	0.7	0.9	0.7	0.7	0.6	0.9	**0.7**
INHIBACE	0.7	0.6	0.7	0.5	0.6	0.5	0.6	**0.2**
Prescription Pharmaceuticals Total	48.9	46.6	53.9	43.0	49.3	49.4	56.4	**44.7**

* Marketing rights of *Inhibace,* an ACE Inhibitor, has been transferred from Eisai to Chugai from April 1, 2005.

11. *Aricept*, *Aciphex/Pariet* Drug Substance/Bulk Tablets Sales [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2004				2005			
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
ACIPHEX/PARIET bulk tablets/drug substance (export)	9.4	9.8	6.6	6.6	6.0	4.6	5.8	**5.3**
ARICEPT drug substance (export)	4.6	3.8	3.6	4.3	5.6	5.4	4.5	**5.0**
Bulk Substance/Tablets Total	14.0	13.7	10.2	11.0	11.6	10.1	10.4	**10.4**

12. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2004				2005			
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
CHOCOLA BB Group	2.5	2.2	2.1	2.0	2.1	2.4	2.1	**1.8**
Vitamin-E Group	0.6	0.8	0.9	0.5	0.5	0.6	0.6	**0.5**
SACLON Group	0.5	0.6	0.7	0.5	0.6	0.4	0.6	**0.5**
NABOLIN Group	0.2	0.7	0.3	0.3	0.3	0.4	0.3	**0.3**
Consumer Health Care Total	4.3	5.5	5.2	4.5	4.3	5.0	5.0	**4.5**

IX. Major R&D Pipeline Candidates

Ongoing and recent development from April 2004

	1. Aricept rapid disintegration tablet was approved in the U.S.
	2. Aricept liquid formulation was approved in the U.S.
	3. Pariet was approved for the treatment of Zollinger-Ellison Syndrome in the E.U.
	4. Pariet was approved for on-demand therapy of symptomatic GORD in the E.U.
#	5. Zonegran was approved for adjunct therapy of adults with partial seizures in the E.U.
	6. Coretec inj. prefilled softbag was approved in Japan
#	7. Nitorol inj. prefilled softbag was approved in Japan
	8. Application for liquid formulation of Aricept was submitted in the E.U.
#	9. Application for Pariet for H. pylori eradication was submitted in Japan
#	10. Application for INOVELON (E2080) for adjunct therapy of Lennox-Gastaut Syndrome was submitted in the E.U.
	11. Application of Tambocor for the treatment of paroxysmal atrial fibrillation/flutter was submitted in Japan
	12. Pariet development for the treatment of non erosive GERD moved into Phase III in Japan
	13. Phase III study for KES524 (sibutramine) initiated in Japan
	14. TVP-1012 (rasagiline) development for the treatment of Alzheimer's disease moved into Phase II in the U.S.
	15. Phase II study for E7389 was initiated in the U.S.
	16. Filing of Aricept for vascular dementia was withdraw in the E.U. and in preparation for the resubmission

Ongoing and recent development since January 2005

1. International Development

1-1. Approved

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ZONEGRAN (E2090)	E.U.	Mar-05	Anti-Epilepsy (generic name: zonisamide) An anti-epilepsy drug which has a wide spectrum of anti-convulsive effects and is well tolerated. Already available in the U.S. and approved in the E.U.	Cap.	Dainippon

1-2. Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S.	Sep-02	Vascular Dementia Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. Filed for Vascular Dementia in the E.U. and U.S.	Tab.	In-house
	(E.U.)		Though filing for Vascular Dementia was withdrawn in the E.U., Eisai will resubmit application once additional supportive data have been obtained.		
ARICEPT E2020 (Additional form)	E.U.	Dec-03	Rapid Disintegration Tablet Currently available in tablet form. Filed for rapid disintegration tablet for patients who can not swallow tablets easily.	RDT	In-house
ARICEPT E2020 (Additional form)	E.U.	May-04	Liquid Formulation Currently available in tablet form. Filed for liquid formulation for patients who can not swallow tablet easily.	Liquid	In-house
INOVELON (E2080)	E.U.	Mar-05	Anti-Epilepsy (generic name: rufinamide) A broad-spectrum anticonvulsant which has novel structure unrelated to currently marketed antiepileptic drugs. Received orphan status and submission filed in the E.U. for adjunct therapy for Lennox-Gastaut Syndrome (LGS).	Tab.	Novartis
	(U.S.)	(FY2005)	Received orphan status and preparing for submission in the U.S. for adult parttial seizures and adjunct therapy for LGS.		

1-3. Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S. E.U.	FY2005 FY2005	Severe Dementia due to Alzheimer's Disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
ARICEPT E2020 (Additional indication)	E.U.	FY2005	Dementia Associated with Parkinson's Disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house

1-4. Phase III in Preparation

Generic Name	Area	Description	Form.	Origin
clevudine	Asia	Anti-hepatitis B Agent (generic name: clevudine) Clevudine is an antiviral agent for treatment of hepatitis caused by the hepatitis B virus based on DNA polymerase inhibition. Phase III clinical trials in preparation in China.	Cap.	Bukwang

1-5. Phase II

(Product) Name (Research Code)	Area	Description	Form.	Origin
E5564	U.S.	Sepsis/ Endotoxin Antagonist (generic name: eritoran) A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Under development for the treatment of sepsis.	Inj.	In-house
E5564	U.S. E.U.	Endotoxin-related Complications After Coronary Artery Bypass Graft Surgery (generic name: eritoran) A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Now in phase II development for the prevention of endotoxin-related complications after coronary artery bypass graft surgery.	Inj.	In-house
E7070	U.S. E.U.	Anti-cancer/ Cell Cycle G1 Phase Targeting Agent (generic name: indisulam) The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Under development as an anti-cancer agent with a novel mechanism of action.	Inj.	In-house
ARICEPT E2020 (Additional indication)	U.S. E.U.	Migraine Prophylaxis Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase II trials for the prophylaxis of migraine headaches.	Tab.	In-house
E2007	U.S. E.U.	Parkinson's disease, Epilepsy and Multiple Sclerosis / AMPA Receptor Antagonist Selectively antagonizes the AMPA-type glutamate receptor. Under development as a treatment for Parkinson's disease, Epilepsy and Multiple sclerosis.	Tab.	In-house
TVP-1012 (Additional indication)	U.S.	Alzheimer's disease / Irreversible Monoamine Oxidase Type B (MAO-B) Inhibitor (generic name: rasagiline) Application already submitted for the treatment of Parkinson's disease by Teva Pharmaceuticals Industries Ltd. Rasagiline is now in phase II trials for the treatment of Alzheimer's disease in the U.S.	Tab.	Teva
E7389	U.S.	Anti-cancer/ Microtubule Growth Suppressor The compound is a derivative anti-tumor active body of Halichondrin B from sponge. The compound acts against tumors by blocking tubulin polymerization and by inhibiting cell division. E7389 is now in phase II clinical trials in the U.S.	Inj.	In-house
ACIPHEX E3810 (Additional indication)	U.S.	Intermittent Therapy for Symptomatic GERD Currently indicated for the treatment of peptic ulcers. Now in phase II trials for the intermittent therapy for symptomatic GERD.	Tab.	In-house

2. Development in Japan

2-1. Filed for Approval

(Product) Name (Research Code)	Application	Description	Form.	Origin
CLEACTOR E6010 (Additional indication)	May-03	Pulmonary Embolism A novel second generation t-PA with a structure modified by utilizing recombinant DNA techniques. t-PA indicated for the treatment of pulmonary embolism in Japan.	Inj.	In-house
T-614	Sep-03	Anti-rheumatic Agent (generic name: iguratimod) Suppresses lymphocyte proliferation, immunoglobulin production and production of inflammatory cytokines. Expected to improve chronic rheumatoid arthritis.	Tab.	Toyama Chemical
TAMBOCOR (E0735) (Additional indication)	Dec-04	Paroxysmal Atrial Fibrillation/Flutter The compound has already been approved as a treatment for ventricular tachyarrythmias in Japan and filed for the treatment of sporadic atrial fibrillation/flutter.	Tab.	3M
PARIET E3810 (Additional indication)	Mar-05	Eradication of *H. pylori* in Combination with Antibiotics Currently indicated for the treatment of peptic ulcers in Japan. Submitted for the eradication of *H. pylori*.	Tab.	In-house

2-2. Phase III

(Product) Name (Research Code)	Expected Application	Description	Form.	Origin
PARIET E3810 (Additional indication)	FY2005	Non-erosive GERD Currently indicated for the treatment of peptic ulcers in Japan. E3810 is now in phase III trials for the treatment of non-erosive GERD.	Tab.	In-house
KES524	FY2007	Obesity /Central Acting Serotonin & Noradrenaline Reuptake Inhibitor (generic name: sibutramine) Inhibits the reuptake of the cerebral neurotransmitters, noradrenaline and serotonin, enhancing the feeling of satiety and energy consumption resulting in loss of body weight. Phase III clinical trials in progress.	Cap.	Abbott

2-3. Phase II

(Product) Name (Research Code)	Description	Form.	Origin
E3620	Gastrointestinal Motility Disorders/ 5-HT_3 Receptor Antagonist/ 5-HT_4 Receptor Agonist The compound has dual action as a serotonin type 3 receptor antagonist and a serotonin type 4 receptor agonist and is under development for gastrointestinal motility disorders. It is expected to improve sensation of fullness and anorexia associated with chronic gastritis and to improve bowel function and abdominal pain associated with irritable bowel syndrome.	Tab.	In-house
CLEACTOR E6010 (Additional indication)	Cerebral Embolism A novel second generation t-PA with a structure modified by utilizing recombinant DNA techniques. E6010 is under development to become the first t-PA for the treatment of cerebral embolism in Japan.	Inj.	In-house
ARICEPT E2020 (Additional indication)	Severe Dementia due to Alzheimer's Disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. Now in phase II trials for the treatment of severe dementia.	Tab.	In-house
D2E7	Anti-rheumatic Agent / Human Anti TNF-alfa Monoclonal Antibody (generic name: adalimumab) By blocking the activity of Tumor Necrosis Factor- alpha (TNF-alfa) which plays a central role in inflammation in rheumatoid arthritis (RA), D2E7 is expected to be effective in patients with RA. and psoriasis.	Inj.	Abbott
E7210 (Suspended)	Ultrasonic Contrast Medium Microbubbles of E7210 reflect ultrasound. Microbubbles do not disappear easily, thereby stable imaging is expected.	Inj.	Bracco
E2014	Cervical Dystonia / Botulinum Toxin Type B Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles.	Inj.	Solstice Neuro-Science
E0167	Recurrence of Hepatocellular Carcinoma Vitamin K_2 (menatetorenone) currently indicated for the treatment of osteoporosis. Phase II trials have been initiated for the prevention of recurrence of hepatocellular carcinoma.	Cap.	In-house

X. Major Events

Date		Description
May 16 2005	News Release	Notice on providing stock options in the form of new stock issuance
Apr 11, 2005	News Release	Eisai and Abbott signed a joint development agreement for new indication, psoriasis, of anti-rheumatic agent D2E7 (adalimumab)
Apr 1, 2005	News Release	Eisai announces the merger of two subsidiaries in Taiwan
Mar 30, 2005	News Release	Eisai announces submission of marketing authorization application of the anti-epileptic agent *INOVELON* (rufinamide) in Europe
Mar 29, 2005	News Release	Dainippon Pharmaceutical and Eisai conclude agreement for the development, manufacture and marketing of the anti-epileptic agent *ZONEGRAN* (zonisamide) in Asia
Mar 24, 2005	News Release	Eisai files lawsuits against companies selling generic products of Eisai's *SELBEX capsule 50 mg* based on the unfair competition prevention law in the Japanese market
Mar 18, 2005	News Release	Eisai and TorreyPines Therapeutics announces second major discovery alliance
Mar 16, 2005	News Release	Eisai receives *ZONEGRAN* marketing authorization granted by European Commission
Mar 15, 2005	News Release	Eisai files application for a new indication for *PARIET* in Japan for H. pylori eradication indication
Mar 1, 2005		Eisai and The University of Tokyo Hospital agree to collaborate at 22nd Century Medical Center project
Feb 25, 2005	News Release	Eisai announces the intermediate analysis of anti-osteoporosis treatment post-marketing pesearch to investigate the benefits of menatetrenone as part of the ministry of Health, Labour and Welfare's pharmacoepidemiological drug review program
Feb 24, 2005	News Release	Eisai announces establishment of its pharmaceuticals marketing subsidiary in Italy
Feb 2, 2005	News Release	Notice concerning revision of forecast year end dividend for fiscal year period (93rd Company fiscal year) ending March '05
Feb 2, 2005	News Release	Transfer of Marketing Rights of ACE Inhibitor *INHIBACE* from Eisai to Chugai
Jan 18, 2005	News Release	*ACIPHEX/PARIET* expanded manufacturing facility at Misato Plant
Dec 20, 2004		Eisai launches *CORETEC INJECTION SB9mg*, treatment of acute heart failure
Dec 17, 2004	News Release	Eisai receives a positive opinion for *ZONEGRAN* marketing authorization from European Committee for Medicinal Products for Human Use (CHMP)
Nov 18, 2004	News Release	Notice concerning completion of the acquisition of the Company's own shares through TosTNeT-2
Nov 15, 2004	News Release	Eisai in-licenses anti-hepatitis B agent clevudine from Bukwang Pharm (South Korea)
Oct 29, 2004	News Release	Eisai reacquires worldwide rights for a triazole-type anti-fungal agent, ravuconazole
Oct 29, 2004	News Release	Eisai announced establishment of its pharmaceutical marketing subsidiary in India
Oct 28, 2004	News Release	Eisai announced establishment of its European regional headquarters in the UK
Oct 22, 2004	News Release	Eisai receives approvals for new formulations of *ARICEPT,* orally disintegrating tablet and liquid formulation in the U.S.
Oct 1, 2004		Eisai Machinery Co., Ltd. inaugurates its business activities
Sep 17, 2004		Eisai revamped its corporate website
Aug 27, 2004	News Release	Notice concerning the revision of Eisai Co., Ltd. and consolidated subsidiaries quarterly financial report for the period ended June 30, 2004.
Aug 5, 2004	News Release	Eisai launches *SAHNE WHITE*, a medicated skin cream that provides protection against spots and produces smooth skin
Aug 3, 2004		Eisai announced the completion of new integrated pilot/production factory (PF) building
Jul 30, 2004	News Release	Eisai's German pharmaceuticals marketing subsidiary starts promotion of AstraZeneca's *ENTOCORT*, a locally acting glucocorticosteroid for inflammatory bowel diseases
Jul 30, 2004	News Release	Notice concerning acquisition of the Company's own shares
Jul 8, 2004	News Release	Eisai receives European Marketing Authorization for *PARIET* for Zollinger-Ellison Syndrome
Jul 1, 2004		Eisai launches *Neophyllin Inj. prefilled softbag 250ml* in Japan
Jul 1, 2004	News Release	Notice concerning stock options (stock acquisition rights) including the amount paid in upon the exercise of stock options

Date		Description
Jun 30, 2004	News Release	Eisai launches the first treatment in Japan for apnea of prematurity low concentration aminophylline, *APNISSION Injection 15mg*
Jun 28, 2004	News Release	Eisai issues a statement regarding the AD2000 clinical trial led by the collaborative group of University of Birmingham
Jun 28, 2004	News Release	Eisai launches new formulation of *ARICEPT*, rapid disintegration tablet, in Japan
Jun 24, 2004	News Release	Notice on allotment of stock options (stock acquisition rights)
Jun 18, 2004	News Release	Sanko Junyaku Co., Ltd., subsidiary of Eisai Co., Ltd., to launch new DCP diagnostic test kit for hepatocellular Carcinoma (HCC), *LUMIPULSE PIVKA-II EISAI*
May 31, 2004	News Release	Eisai submits MAA for new formulation of *ARICEPT*, liquid formulation in the European Union
May 12, 2004	News Release	Eisai launches *SACLON* & *SACLON Tablets* with increased ingredients for restoration of damaged stomach mucosa and acid neutralization
May 11 2004	News Release	Notice on providing stock options in the form of new stock issuance
May 11 2004	News Release	Notice concerning the spin off of the Machinery Division of Eisai Co., Ltd
May 10 2004		Eisai launches *Warfarin 0.5mg* tablet in Japan
May 7, 2004	News Release	Co-development, licensing and supply agreement for the obesity management agent KES524 amended
Apr 28, 2004		Eisai Inc. starts marketing of *Zonegran*, an epilepsy treatment agent in the US
Apr 23, 2004	News Release	*ARICEPT* application for vascular dementia is withdrawn in the EU
Apr 21, 2004	News Release	*PARIET* approved for on-demand therapy of symptomatic GORD in the EU
Apr 19, 2004	News Release	*MENTEC HERB* for irritation-associated fatigue and headache launched in Japan
Apr 2, 2004	News Release	Eisai's German pharmaceuticals marketing subsidiary and GlaxoSmithKline signed a promotion agreement for *IMUREK*, an immunosuppressant
Apr 1, 2004		Eisai Food & Chemicals Co., Ltd. started its operation